UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                            Starwood Financial Trust
--------------------------------------------------------------------------------

                                (Name of Issuer)


                         Class A Shares, par value $1.00
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   85568W 104
--------------------------------------------------------------------------------

                                 (CUSIP Number)

              Jay Sugarman, 1114 Avenue of the Americas, 27th Floor
                     New York, New York 10036 (212) 930-9400
           with a copy to James B. Carlson, Esq., Mayer, Brown & Platt
             1675 Broadway, New York, New York 10019 (212) 506-2515
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                            June 15, 1999 and various
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 85568W 104               13D                      Page 2 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Mezzanine Investors, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         10,759,890 (See Item 5)
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           0
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           10,759,890 (See Item 5)

                   10    SHARED DISPOSITIVE POWER
                         0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 3 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Mezzanine Holdings, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           10,759,890 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         10,759,890 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 4 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Capital Group I, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           10,759,890 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         10,759,890 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 5 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           BSS Capital Partners, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           10,759,890 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         10,759,890 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 6 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Sternlicht Holdings II, Inc.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           10,759,890 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         10,759,890 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,759,890 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.1% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 7 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           SOFI-IV SMT Holdings, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7    SOLE VOTING POWER
                         41,079,912 (See Item 5)
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           0
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           41,079,912 (See Item 5)

                   10    SHARED DISPOSITIVE POWER
                         0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           78.3% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 8 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Opportunity Fund IV, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                    7a   SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           41,079,912 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         41,079,912 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           78.3% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                      Page 9 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           SOFI IV Management, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

                    7    SOLE VOTING POWER
                         0
    NUMBER OF
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY           41,079,912 (See Item 5)
  OWNED BY EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON WITH           0

                   10    SHARED DISPOSITIVE POWER
                         41,079,912 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           78.3% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                     Page 10 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Starwood Capital Group, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           NA

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

                   7    SOLE VOTING POWER
                        0
   NUMBER OF
    SHARES         8    SHARED VOTING POWER
 BENEFICIALLY           41,079,912 (See Item 5)
 OWNED BY EACH
   REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON WITH           0

                  10    SHARED DISPOSITIVE POWER
                        41,079,912 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,079,912 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           78.3% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 85568W 104               13D                     Page 11 of 31 Pages



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Barry S. Sternlicht

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                     (b) [ ]

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           OO, PF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                             [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

                   7    SOLE VOTING POWER
                        2,120
   NUMBER OF
    SHARES         8    SHARED VOTING POWER
 BENEFICIALLY           51,839,802 (See Item 5)
 OWNED BY EACH
   REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON WITH           2,120

                  10    SHARED DISPOSITIVE POWER
                        51,839,802 (See Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,841,922 (See Item 5)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           98.8% (See Item 5)

   14      TYPE OF REPORTING PERSON*
           IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 12 of 31 Pages


                         AMENDMENT NO. 9 TO SCHEDULE 13D
                         -------------------------------

         This Amendment No. 9 to the Schedule 13D filed on November 29, 1993 (the "Schedule 13D"), as amended on January 13, 1994, February 9, 1994, March 15, 1994, March 22, 1996, September 26, 1996, January 22, 1997, March 18, 1998
and October 14, 1998 is on behalf of Starwood Mezzanine Investors, L.P., a Delaware limited partnership ("Starwood Investors"), Starwood Mezzanine Holdings, L.P., a Delaware limited partnership ("Starwood Holdings"), Starwood Capital Group I, L.P., a Delaware limited partnership ("Starwood Capital"), BSS Capital Partners, L.P., a Delaware limited partnership ("BSS"), Sternlicht Holdings II, Inc., a Delaware corporation ("Sternlicht Holdings"), SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOFI IV"), SOFI IV Management, L.L.C., a Connecticut limited liability company ("SOFI IV Management"), Starwood Capital Group, L.L.C., a Connecticut limited liability company ("SCG") and Barry S. Sternlicht.

         Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 8 to the Schedule 13D. Unless specifically amended and/or restated herein, the disclosure set forth in the
Schedule 13D, as amended through Amendment No. 8, shall remain unchanged.

Item 1.  Security and Issuer

         No amendment.

Item 2.  Identity and Background

         No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

         The information previously furnished in response to Item 3 is hereby amended by adding at the end thereto the following:

         Mr. Sternlicht has acquired Shares as a result of distributions from partnerships in which he has an interest.

Item 4.  Purpose of Transaction

         The information previously furnished in response to Item 4 is hereby amended by adding at the end thereto the following:

         On November 25, 1998, Starwood Investors distributed 26,234 Shares to its partners. Barry Sternlicht received 204 shares in this distribution. The remainder of the Shares were distributed to parties not within this group.

         On December 14, 1998, Starwood Investors distributed 80 Shares to parties not within this group.

                                                           Page 13 of 31 Pages


         On June 16, 1999, Starwood Financial Trust ("Starwood Financial") announced that it entered into an Agreement and Plan of Merger, dated as of June 15, 1999 (the "Merger Agreement"), with TriNet Corporate Realty Trust, Inc. ("TriNet"), pursuant to which TriNet will merge with and into a subsidiary of Starwood Financial, with TriNet surviving as a subsidiary of Starwood Financial (the "Merger").

         In the Merger, each issued and outstanding share of common stock of TriNet will be exchanged for 1.15 shares of beneficial interest of Starwood Financial and each issued and outstanding share of Preferred Stock of TriNet will be converted into a preferred share of beneficial interest of Starwood Financial, with substantially identical terms. The Merger is expected to close in the third or fourth quarter of 1999, subject to receipt of approval by TriNet shareholders and satisfaction of customary closing conditions.

         Contemporaneously with the consummation of the Merger, Starwood Financial will acquire all of the outstanding membership interests of Starwood Financial Advisors, LLC, Starwood Financial's external advisor, in exchange for aggregate consideration of four million Shares (the "Advisor Transaction"). The Advisor Transaction will be accomplished principally through a merger of the advisor's controlling shareholder with and into a subsidiary of Starwood Financial. The consummation of the Advisor Transaction and the Merger are conditions to each other.

         Prior to the consummation of the Merger and the Advisor Transaction, Starwood Financial intends to change its form from a Maryland real estate investment trust to a Maryland corporation through a merger with a wholly-owned subsidiary of Starwood Financial formed solely to effect such merger (the "Incorporation Merger"). In the Incorporation Merger, the Class B Shares of beneficial interest of Starwood will be converted into shares of common stock on 49-for-one basis and the Shares will be converted into common stock on a one-for-one basis. B Holdings, L.L.C., an entity controlled by certain of the Reporting Persons that is the record owner of the Class B Shares ("BLLC") will receive approximately 535,420 shares of common stock upon consummation of the Incorporation Merger in exchange for Class B Shares.

         SMT, Starwood Investors and BLLC entered into a Shareholder Agreement (the "Shareholder Agreement") with TriNet, pursuant to which, among other things, those holders have granted to TriNet irrevocable proxies ("Proxies") to vote their shares in favor of the Merger and against any proposal which would compete with the Merger. These holders have also agreed to vote all of their Shares in favor of the Advisor Transaction and the Incorporation Merger. SMT, Starwood Investors and BLLC have also agreed not to vote their shares for the removal, other than for cause, of certain members of Starwood Financial's Board of Directors appointed by TriNet or the amendment to the charter document of Starwood Financial that would change the classification or shorten the initial term of such directors and, in the event the Incorporation Merger does not occur, to vote their Shares in favor of amendments to Starwood Financial's Declaration of Trust and Regulations to conform them to the form of charter document attached to the Merger Agreement.

         Pursuant to the Merger, Starwood Financial will increase the number of members of its Board of Trustees from eight to fifteen, with five of the nominees appointed by TriNet and two additional members appointed by the existing trustees.

         In connection with the Merger and the Incorporation Merger, the charter documents of Starwood Financial will be amended and restated. Starwood Financial currently intends, after consummation of the Merger to have its common equity delisted from the American Stock Exchange and listed on the New York Stock Exchange.

                                                           Page 14 of 31 Pages

Item 5.  Interest in Securities of the Issuer

         The information previously furnished in response to Item 5 is hereby amended and restated as follows:

         Based on information provided by the Issuer, the total number of Shares outstanding for purposes of calculating the percentage ownership of Shares for each Reporting Person equaled 52,470,951.

         (a) Aggregate Number and Percentage of the Class of Securities Identified Pursuant to Item 1 Beneficially Owned by Each Person Named in Item 2:

         As of June 15, 1999, Starwood Investors beneficially owned 20.1% of the issued and outstanding Shares, or 10,759,890 Shares.

         As of June 15, 1999, Starwood Holdings may be deemed to have beneficially owned 20.1% of the issued and outstanding Shares, or 10,759,890 Shares, by virtue of being a general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, Starwood Capital may be deemed to have beneficially owned 20.1% of the issued and outstanding Shares, or 10,759,890 Shares, by virtue of being a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, BSS may be deemed to have beneficially owned 20.1% of the issued and outstanding Shares, or 10,759,890 Shares, by virtue of being a general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, Sternlicht Holdings may be deemed to have beneficially owned 20.1% of the issued and outstanding Shares, or 10,759,890 Shares, by virtue of being the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, SMT beneficially owned 78.3% of the issued and outstanding Shares, or 41,079,912 Shares.

         As of June 15, 1999, SOFI IV may be deemed to have beneficially owned 78.3% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

                                                           Page 15 of 31 Pages

         As of June 15, 1999, SOFI IV Management may be deemed to have beneficially owned 78.3% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, SCG may be deemed to have beneficially owned 78.3% of the issued and outstanding Shares, or 41,079,912 Shares, by virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

         As of June 15, 1999, Barry S. Sternlicht may be deemed to have beneficially owned 98.8% of the issued and outstanding Shares, or 51,841,922 Shares, by virtue of his control of (i) Sternlicht Holdings, which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors, and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors and (iii) SCG, which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT. This Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Mr. Sternlicht also personally owns 2,120 Shares.

         (b) Number of Shares as to Which There is Sole Power to Vote or to Direct the Vote, Shared Power to Vote or to Direct the Vote, and Sole or Shared Power to Dispose or to Direct the Disposition:

         As of June 15, 1999:

         Starwood Investors has the sole power to vote and dispose of 10,759,890 Shares. Starwood Investors does not share the power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors, Starwood Holdings shares the power to vote and dispose of 10,759,890 Shares. Starwood Holdings does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of Starwood Investors and the general partner of Starwood Holdings (the other general partner of Starwood Investors), Starwood Capital shares the power to vote and dispose of 10,759,890 Shares. Starwood Capital does not have the sole power to vote or dispose of any Shares.

         By virtue of being the general partner of Starwood Capital (which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), BSS shares the power to vote and dispose of 10,759,890 Shares. BSS does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of BSS (which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors), Sternlicht Holdings shares the power to vote and dispose of 10,759,890 Shares. Sternlicht Holdings does not have the sole power to vote or dispose of any Shares.

                                                           Page 16 of 31 Pages

         SMT has the sole power to vote and dispose of 41,079,912 Shares. SMT does not share the power to vote or dispose of any Shares.

         By virtue of being the sole member and manager of SMT, SOFI IV shares the power to vote and dispose of 41,079,912 Shares. SOFI IV does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general partner of SOFI IV, which is the sole member and manager of SMT, SOFI IV Management shares the power to vote and dispose of 41,079,912 Shares. SOFI IV Management does not have the sole power to vote or dispose of any Shares.

         By virtue of being a general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the sole member and manager of SMT, SCG shares the power to vote and dispose of 41,079,912 Shares. SCG does not have the sole power to vote or dispose of any Shares.

         By virtue of being (i) the sole owner of Sternlicht Holdings (which is the general partner of BSS, which is the general partner of Starwood Capital, which is a general partner of Starwood Investors and the general partner of Starwood Holdings, which is the other general partner of Starwood Investors, Partners) and (ii) the general manager of SCG (which is the general manager of SOFI IV Management, which is the general partner of SOFI IV, which is the general manager of SMT, Barry S. Sternlicht shares the power to vote and dispose of 51,839,802 Shares. Mr. Sternlicht has the sole power to vote or dispose of 2,120 Shares held personally by him.

         (c) Except as  specified  in Item 4 or as  previously  reported  in the
Schedule 13D, no Reporting Person has effected any transactions in Shares during the 60 day period preceding June 15, 1999 or since the filing of Amendment No. 8 to this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information previously furnished in response to Item 6 is hereby amended by adding at the end thereof the following:

         The following summaries of the Shareholders Agreement , the Proxies, the Lock-up Agreements and the Advisor Transaction are qualified in their entirety by reference to the Shareholder Agreement (Exhibit 2 hereto), the Proxies (Exhibit 3 hereto), the Lock-up Agreements (Exhibits 4, 5, 6 and 7 hereto) and the Agreement and Plan of Merger and Interest Contribution Agreement (the "Advisor Merger Agreement") (Exhibit 8 hereto).

         Pursuant to the Shareholder Agreement, SMT, Starwood Investors and BLLC have granted to TriNet Proxies to vote their shares in favor of the Merger and against any proposal which would compete with the Merger. These holders have also agreed to vote all of their Shares in favor of the Advisor Transaction and the Incorporation Merger. SMT, Starwood Investors and BLLC have also agreed not to vote their shares for the removal, other than for cause, of certain members of Starwood Financial's Board of Directors appointed by TriNet or the amendment to the charter document of Starwood Financial that would change the classification or shorten the initial term of such directors and, in the event the Incorporation

                                                           Page 17 of 31 Pages

         Merger does not occur to vote their Shares in favor of amendments to Starwood Financial's Declaration of Trust and Regulations to conform them to the form of charter document attached to the Merger Agreement.

         Pursuant to the Advisor Merger Agreement and contemporaneously with the consummation of the Merger, Starwood Financial will acquire all of the outstanding membership interests of Starwood Financial Advisors, LLC, in exchange for aggregate consideration of four million Shares. The consummation of the Advisor Transaction and the Merger are conditions to each other.

         Pursuant to Lock-up Agreements, each of Starwood Investors, SMT, Barry Sternlicht and SCG has agreed not to sell or otherwise transfer or enter into any voting agreement with respect to the Shares held by such Reporting Person (subject to certain exceptions in the case of Starwood Investors, SMT and SCG) for (i) a period of twelve months after the closing of the Merger (the "Closing Date") in the case of Mr. Sternlicht and (ii) a period of six months of the Closing Date in the case of Starwood Investors, SMT and SCG. Starwood Investors, SMT and SCG have further agreed not to sell or otherwise transfer or enter into any voting agreement (i) with respect to more than one-third of the Shares held by each during the period from the six month anniversary of the Closing Date to the 12 month anniversary of the Closing Date and (ii) with respect to more than two-thirds of the Shares held by each during the period from the 12 month anniversary of the Closing Date to the 18 month anniversary of the Closing Date.

         SMT previously pledged all of the Shares owned by it to NationsBank, N.A., as administrative agent for a syndicate of lenders that provided SMT a loan. This loan has been repaid. SMT has pledged all of the Shares owned by it to General Electric Credit Corporation. The pledge agreement and related loan agreement with respect to the pledge contains standard provisions with respect to restrictions on SMT's ability to transfer the Shares and standard default and similar provisions.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1. Amended and Restated Joint Filing Agreement, dated June 21, 1999 among the Reporting Persons pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

Exhibit 2.  Shareholder  Agreement,  dated as of June  15,  1999,  among  TriNet
            Corporate   Realty   Trust,   Inc.,   SMT,  Starwood  Investors  and
            B Holdings, L.L.C.

Exhibit 3.  Proxy given by SMT, Starwood Investors, and B Holdings, L.L.C.

Exhibit 4.  Lockup  Agreement  between  Barry  Sternlicht  and  Greenhill & Co.,
            L.L.C.

Exhibit 5.  Lockup Agreement between SMT and Greenhill & Co., L.L.C.

Exhibit 6.  Lockup Agreement between Starwood Investors and Greenhill & Co.

Exhibit 7.  Lockup  Agreement between SCG and Greenhill & Co.

                                                           Page 18 of 31 Pages

Exhibit 8. Agreement and Plan of Merger and Interest Contribution Agreement, dated as of June 15, 1999, by and between STW Holdings I, Inc., SCG, TriNet Corporate Realty Trust and the stockholders named therein.

                                                           Page 19 of 31 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STARWOOD MEZZANINE INVESTORS, L.P.


                              By:   Starwood Capital Group I, L.P.
                              Its:  General Partner

                              By:   BSS Capital Partners, L.P.
                              Its:  General Partner

                              By:   Sternlicht Holdings II, Inc.
                              Its:  General Partner

                              By:    /S/ JEROME C. SILVEY
                                     --------------------
                              Name: Jerome C. Silvey
                              Its:  Senior Vice President and
                                    Chief Financial Officer

                                                           Page 20 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STARWOOD MEZZANINE HOLDINGS, L.P.


                              By:   Starwood Capital Group I, L.P.
                              Its:  General Partner

                              By:   BSS Capital Partners, L.P.
                              Its:  General Partner

                              By:   Sternlicht Holdings II, Inc.
                              Its:  General Partner

                              By:   /S/ JEROME C. SILVEY
                                    --------------------
                              Name: Jerome C. Silvey
                              Its:  Senior Vice President and
                                    Chief Financial Officer

                                                           Page 21 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STARWOOD CAPITAL GROUP I, L.P.


                              By:   BSS Capital Partners, L.P.
                              Its:  General Partner

                              By:   Sternlicht Holdings II, Inc.
                              Its:  General Partner

                              By:   /S/ JEROME C. SILVEY
                                    --------------------
                              Name: Jerome C. Silvey
                              Its:  Senior Vice President and
                                    Chief Financial Officer

                                                            Page 22 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              BSS CAPITAL PARTNERS,  L.P.


                              By:   Sternlicht Holdings II, Inc.
                              Its:  General Partner

                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                            Page 23 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STERNLICHT HOLDINGS II, INC.


                              By:     /S/ JEROME C. SILVEY
                                      --------------------
                              Name:   Jerome C. Silvey
                              Its:    Senior Vice President and
                                      Chief Financial Officer

                                                            Page 24 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              SOFI-IV SMT HOLDINGS, L.L.C.


                              By:    Starwood Opportunity Fund IV, L.P.
                              Its:   Sole Member and Manager

                              By:    SOFI IV Management, L.L.C.
                              Its:   General Partner

                              By:    Starwood Capital Group, L.L.C.
                              Its:   General Manager

                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                            Page 25 of 31 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STARWOOD OPPORTUNITY FUND IV, L.P.

                              By:  SOFI IV Management, L.L.C.
                              Its: General Partner

                              By:  Starwood Capital Group, L.L.C.
                              Its: General Manager

                              By:    /S/ JEROME C. SILVEY
                                     --------------------
                              Name:  Jerome C. Silvey
                              Its:   Senior Vice President and
                                     Chief Financial Officer

                                                            Page 26 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              SOFI IV MANAGEMENT, L.L.C.

                              By:    Starwood Capital Group, L.L.C.
                              Its:   General Manager


                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                           Page 27 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999


                              STARWOOD CAPITAL GROUP, L.L.C.


                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                           Page 28 of 31 Pages


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999

                               /S/ BARRY S. STERNLICHT
                               Barry S. Sternlicht

                                                            Page 29 of 31 Pages

                                                                      EXHIBIT 1
                                                                      ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         This will confirm the agreement by and among all the undersigned that the Amendment No. 9 to the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of Class A Shares, par value $1.00 per share, and Starwood Financial Trust, is being, and any and all further amendments to the Schedule 13D may be, filed on behalf of each of the undersigned.

         This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 21, 1999

                              STARWOOD MEZZANINE INVESTORS, L.P.
                              By:      Starwood Capital Group I, L.P.
                              Its:     General Partner
                              By:      BSS Capital Partners, L.P.
                              Its:     General Partner
                              By:      Sternlicht Holdings II, Inc.
                              Its:     General Partner
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              STARWOOD MEZZANINE HOLDINGS, L.P.
                              By:      Starwood Capital Group I, L.P.
                              Its:     General Partner
                              By:      BSS Capital Partners, L.P.
                              Its:     General Partner
                              By:      Sternlicht Holdings II, Inc.
                              Its:     General Partner
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                            Page 30 of 31 Pages


                              STARWOOD CAPITAL GROUP I, L.P.
                              By:      BSS Capital Partners, L.P.
                              Its:     General Partner
                              By:      Sternlicht Holdings II, Inc.
                              Its:     General Partner
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              BSS CAPITAL PARTNERS, L.P.
                              By:      Sternlicht Holdings II, Inc.
                              Its:     General Partner
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              STERNLICHT HOLDINGS II, INC.
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              SOFI-IV SMT HOLDINGS, L.L.C.
                              By:      Starwood Opportunity Fund IV, L.P.
                              Its:     Sole Member and Manager
                              By:      SOFI IV Management, L.L.C.
                              Its:     General Partner
                              By:      Starwood Capital Group, L.L.C.
                              Its:     General Manager
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              STARWOOD OPPORTUNITY FUND IV, L.P.
                              By:      SOFI IV Management, L.L.C.
                              Its:     General Partner
                              By:      Starwood Capital Group, L.L.C.
                              Its:     General Manager
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                                                            Page 31 of 31 Pages


                              SOFI IV MANAGEMENT, L.L.C.
                              By:      Starwood Capital Group, L.L.C.
                              Its:     General Manager
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer

                              STARWOOD CAPITAL GROUP, L.L.C.
                              By:      /S/ JEROME C. SILVEY
                                       --------------------
                              Name:    Jerome C. Silvey
                              Its:     Senior Vice President and
                                       Chief Financial Officer
                                       /S/ BARRY S. STERNLICHT
                                       -----------------------
                                       Barry S. Sternlicht

                                                                      EXHIBIT 2
                                                                      ---------

                              SHAREHOLDER AGREEMENT


         This SHAREHOLDER AGREEMENT, dated as of June 15, 1999 (this "Agreement"), is made and entered into among TriNet Corporate Realty Trust, Inc., a Maryland corporation ("Company") and each of the shareholders of Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), listed on the signature page of this Agreement (each, individually, a "Shareholder" and together, the "Shareholders").

                                    RECITALS:

         A. Starwood, ST Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of Starwood ("Merger Sub"), and Company are, simultaneously herewith, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into Company (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement and, as a result (and after giving effect to the Incorporation Merger and the Advisor Transaction (each as defined in the Merger Agreement)), Company will become a wholly-owned Subsidiary of Starwood Financial, Inc. (or, in connection with Section 1.7 of the Merger Agreement, of Starwood), a Maryland corporation ("New Starwood"), Starwood's successor-in-interest. Except as otherwise defined herein, capitalized terms used herein without definition have the respective meanings ascribed to them in the Merger Agreement.

         B. As of the date hereof, each Shareholder beneficially owns and is entitled to vote (or to direct the voting of) the number of Class A shares of beneficial interest, par value $1.00 per share ("Class A Shares"), of Starwood and the number of Class B shares of beneficial interest, par value $.01 per share, of Starwood ("Class B Shares," and, together with the Class A Shares, the "Starwood Shares") set forth opposite such Shareholder's name on Annex A hereto (such Starwood Shares, together with any other Starwood Shares or other equity or voting interests in Starwood the beneficial ownership of which is hereafter acquired by such Shareholder and any shares of common stock of New Starwood or other equity interests of New Starwood into which such Starwood Shares or other equity or voting interests are converted, are collectively referred to herein as such Shareholder's "Subject Shares").

         C. As a condition and inducement to Company's willingness to enter into the Merger Agreement, Company has requested that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement and to irrevocably grant to Company an irrevocable proxy in the form attached hereto as Exhibit A (each a7 "Proxy").

         D. Simultaneously with the execution and delivery of this Agreement, each Shareholder has irrevocably granted Company a Proxy to vote its shares in a manner consistent with the covenants set forth in this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


                                    ARTICLE I

                            VOTING OF SUBJECT SHARES

         Section 1.1 Agreement to Vote Subject Shares. At any meeting of the shareholders of Starwood called to consider and vote upon the approval of the Advisor Transaction or the Merger or adoption of the Advisor Transaction Agreement or the Merger Agreement or the issuance of Starwood Shares to the shareholders of Company pursuant to the Merger or to the Shareholders, the stockholders of STW Holdings I, Inc., a Delaware corporation ("Advisor"), the members of Starwood Capital Group, L.L.C., a Delaware limited liability company ("SCG") and/or SCG pursuant to the Advisor Transaction (including any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of the adoption of the Advisor Transaction Agreement or the Merger Agreement or approval of the issuance of Starwood Shares to the shareholders of the Company pursuant to the Merger or to the Shareholders, the stockholders of Advisor, the members of SCG and/or SCG pursuant to the Advisor Transaction by written consent of the shareholders of Starwood, each Shareholder shall vote or cause to be voted (including by written consent, if applicable) all of such Shareholder's Subject Shares in favor of the approval and adoption of the Advisor Transaction Agreement, the Merger Agreement and the issuance of Starwood Shares to the shareholders of Company pursuant to the Merger and to the Shareholders, the stockholders of Advisor, the members of SCG and/or SCG pursuant to the Advisor Transaction and in favor of any other matter necessary for the consummation of the transactions contemplated by the Advisor Transaction Agreement and the Merger Agreement and considered and voted upon at any such meeting or made the subject of any such written consent, as applicable. At any meeting of the shareholders of Starwood called to consider and vote upon any Adverse Proposal (as defined below) (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of shareholders of Starwood, each Shareholder shall vote or cause to be voted (including by written consent, if applicable) all of such Shareholder's Subject Shares against such Adverse Proposal. For purposes of this Agreement, the term "Adverse Proposal" means any
(a) proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of Starwood set forth in the Advisor Transaction

Agreement or the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Advisor Transaction, the Merger or any of the other transactions contemplated by the Merger Agreement, the Incorporation Merger Agreement, the Advisor Transaction Agreement or this Agreement.

         Section 1.2 Actions Regarding Former Company Directors. Each Shareholder agrees that it will not vote or cause to be voted its Subject Shares, at any special or annual meeting of the shareholders of Starwood or New Starwood (including any postponement or adjournment thereof) or in connection with any action to be taken by written consent of the shareholders of Starwood or the stockholders of New Starwood, in favor of (and shall vote such Subject Shares against) any of the following actions:

         (a) the removal  (other than for cause) of any of the persons listed on
Schedule I to this Agreement (collectively, the "Class T Directors") as a director of New Starwood at any time prior to the date on which such person shall have served as a member of the Board of Directors through the expiration of such member's initial term; or

         (b) the amendment of the Charter of New Starwood changing the classification or term of service of directors of New Starwood in any manner that would shorten the initial term to be served by any Class T Director on the Board of Directors of New Starwood.

         Section 1.3 Actions to be Taken if the Incorporation Merger does not Occur. If the Incorporation Merger does not occur prior to or on the Closing Date, the Shareholders, prior to or on the Closing Date, shall cause (either by a vote of the shareholders of the Company at a general or special meeting of the Company or by written consent) Starwood to amend its declaration of trust and bylaws in the manner provided by Maryland law to substantially conform such declaration of trust and bylaws, to the extent permitted by applicable Maryland law governing Maryland's real estate investment trusts, to the forms of charter and bylaws of New Starwood, respectively, set forth as Exhibits J and K to the Merger Agreement, including, without limitation, to eliminate the Starwood Class B Common Shares and cause the conversion of all Starwood Class B Common Shares into Starwood Class A Common Shares on the basis of 49 Starwood Class B Common Shares for one Starwood Class A Common Shares.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         Section 2.1 Certain Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants as of the date hereof to Company as follows:

         (a) Ownership. Such Shareholder is the sole record and beneficial owner of the number of Starwood Shares set forth opposite such Shareholder's name on Annex A hereto and has full, unrestricted and sole power to dispose of and to vote such Starwood Shares, except, in the case of SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company ("SMT"), as such power may be limited by the exercise of the rights of foreclosure, sale and other realization upon security with respect to the Starwood Shares held by SMT (the "SMT Shares") pursuant to the lien of General Electric Capital Corporation, a New York corporation ("GECC"), and its successors and assigns (collectively, together with GECC, the "GECC Parties") granted pursuant to the Pledge and Security Agreement, Facility B (the "GECC Pledge Agreement"), dated as of May 27, 1999, among SMT, Starwood Opportunity Fund IV, L.P., a Delaware limited partnership ("SOF-IV LP"), certain pledgors named therein and GECC and the related Credit and Guaranty Agreement (the "GECC Credit Agreement"), dated as of May 27, 1999, by and among SMT, SOF-IV LP, certain guarantors named therein and GECC. Such Starwood Shares are now, and at all times prior to the Closing Date will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, voting trusts or agreements, powers of attorney, proxies or any other arrangement or agreement with any person or entity limiting or affecting the Shareholders' legal power or authority to vote or sell the Starwood Shares, except for those restrictions arising hereunder or under the Proxy delivered by such Shareholder or set forth under applicable securities laws and except, in the case of SMT, for the lien on the SMT Shares granted to the GECC Parties pursuant to the GECC Pledge Agreement and the conditional rights to the SMT Shares granted to the GECC Parties in Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement. Except as set forth in Annex A hereto and except with respect to the issuance of (i) additional Class B Shares in accordance with the Declaration of Trust of Starwood, (ii) additional Class A Shares upon the conversion of Class B Shares,
(iii)  additional  Class A Shares upon the exercise of  outstanding  options and
(iv) additional Class A Shares pursuant to the Stock Dividend (as defined in the Merger Agreement), such Shareholder does not beneficially own or hold any rights to acquire any additional securities of Starwood on the date hereof other than such Starwood Shares.

         (b) Power and Authority; Execution and Delivery. Such Shareholder has all requisite power and authority to enter into this Agreement to grant the Proxy and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Proxy by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of such Shareholder. This Agreement and the Proxy have been duly executed and delivered by such Shareholder and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, each of this Agreement and the Proxy constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. The Proxy is an irrevocable proxy, coupled with an interest, and Company shall, by operation of the Proxy, have the power to vote such Shareholder's Subject Shares in accordance with, and as contemplated by, Section 1.1 and by the terms of the Proxy, except, with respect to SMT, that the GECC Parties may be entitled to exercise voting and consensual rights with respect to the SMT Shares pursuant to Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement.

         (c) No Conflicts. The execution and delivery of this Agreement or of the Proxy does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or  violation of or default  (with or without  notice or lapse of time or both) under, or give rise to a material obligation, a right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under any organizational documents of such Shareholder or any agreement, instrument, undertaking, Law, judgment, order, injunction, decree, determination or award binding on such Shareholder, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that, individually or in the aggregate, would not reasonably be expected to (i) impair the ability of such Shareholder to perform such Shareholder's obligations under this Agreement or
(ii) prevent or delay the consummation of any of the transactions contemplated hereby.

         (d) Other Proxies Revoked. Any proxies (other than the Proxy) heretofore given in respect of such Shareholder's Subject Shares are not irrevocable and all such proxies are hereby revoked, except, with respect to SMT, that the GECC Parties may be entitled to exercise voting and consensual rights with respect to the SMT Shares pursuant to Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement.

                                   ARTICLE III

                                CERTAIN COVENANTS

         Section 3.1 Certain Covenants of Shareholders.

         (a) Restriction on Transfer of Subject Shares, Proxies and Noninterference. No Shareholder shall, prior to the Closing Date, directly or indirectly: (A) (i) except pursuant to the terms of this Agreement, (ii) except for the conversion of Subject Shares at the Effective Time under the Incorporation Merger Agreement or the Advisor Transaction and (iii) except, with respect to SMT, for a transfer or sale of the SMT Shares in connection with a foreclosure or other realization upon security under the GECC Pledge Agreement, offer for sale, sell, transfer, pledge, tender, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, encumbrance, assignment or other disposition of, any or all of such Shareholder's Subject Shares; (B) (i) except pursuant to the terms of this Agreement, (ii) except for the execution and delivery of the Proxy and (iii) except, with respect to SMT, for the right of the GECC Parties to exercise voting, consensual, foreclosure or other realization rights with respect to the SMT Shares pursuant to Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement, grant any proxies or powers of attorney, deposit any of such Shareholder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of such Shareholder's Subject Shares; or (C) take any action that would reasonably be expected to make any representation or warranty contained herein untrue or incorrect or, except with respect to SMT for the exercise by the GECC Parties of voting, consensual, foreclosure or other realization rights with respect to the SMT Shares pursuant to Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement, have the effect of impairing the ability of such Shareholder to perform such Shareholder's obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby or revoke or invalidate the Proxy; provided, however, that a Shareholder may pledge its Subject Shares to a lender in order to effect a bona-fide loan or financing transaction with such lender (an "Exempt Transaction"), and such lender may foreclose upon or sell such pledged Subject Shares so long as (i) such Exempt Transaction is not intended to circumvent the transfer restrictions of this Section 3.1(a) and (ii) the documentation relating to such Exempt Transaction provides that any party acquiring such pledged Subject Shares in connection with such Exempt Transaction will, upon acquiring such pledged Subject Shares, become a party to this Agreement as a holder of Subject Shares and issue to Company a proxy substantially in the form of the Proxy, except that any party acquiring any SMT Shares in connection with a foreclosure, sale or other realization upon security under the GECC Pledge Agreement shall not be required to become a party to this Agreement or issue a proxy to Company. For the avoidance of doubt, the transactions entered into by SMT under the GECC Credit Agreement and the GECC Pledge Agreement are acknowledged hereby as transactions not intended to circumvent the restrictions of this Section 3.1(a).

         (b) Reliance by Company; Cooperation. The Shareholder understands and acknowledges that Company is entering into the Merger Agreement in reliance upon the Shareholders' execution and delivery of this Agreement and the Proxy. Each Shareholder shall cooperate fully with Starwood and Company in connection with the respective reasonable best efforts of Starwood and Company to fulfill the conditions to the Merger set forth in Article VI of the Merger Agreement.


                                   ARTICLE IV

                                  MISCELLANEOUS

         Section 4.1 Fees and Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

         Section 4.2 Indemnification. Each Shareholder jointly and severally shall indemnify and hold harmless Company and its directors, officers, employees, affiliates, successors and assigns from and against any and all losses, lawsuits, liabilities (including, without limitation, liability arising under principles of strict or joint and several liability), damages (including, without limitation, such amounts as constitute punitive damages), deficiencies, demands, claims (including, without limitation, demands, allegations, orders or other actions by governmental agencies or other third parties), actions, judgments or causes of action, assessments, costs, all amounts paid in investigation, defense or settlement of any of the foregoing and expenses (including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements or other third party claims) based upon, arising out of or otherwise in connection with any inaccuracy in, or any breach of, any representation, warranty, covenant or agreement of such Shareholder in this Agreement.

         Section 4.3 Amendment; Termination. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Agreement shall terminate immediately upon the termination of the Merger Agreement in accordance with its terms. In addition, this Agreement may be terminated (i) prior to the Effective Time, by mutual written consent of Company and the Shareholders and (ii) following the Effective Time, by the mutual written consent of New Starwood (as Starwood's successor in interest), the Shareholders and a majority of the Class T Directors (as beneficiaries hereof). In the event of termination of this Agreement pursuant to this Section 4.3, this Agreement shall become null and void and of no effect with no liability on the part of any party hereto and all Proxies shall automatically terminate; provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination, and provided further that the representations and warranties set forth in Section 2.1 shall survive the termination of this Agreement. All covenants and agreements which contemplate performance after the Effective Time shall survive the Effective Time.

         Section 4.4 Extension, Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for any performance hereunder, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         Section 4.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and subject to the succeeding proviso, is not intended to confer upon any person other than the parties any rights or remedies; provided, however, that this Agreement is intended to be for the benefit of and shall be enforceable by any Class T Director.

         SECTION 4.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF, EXCEPT TO THE EXTENT THAT THIS AGREEMENT IS REQUIRED TO BE GOVERNED BY THE LAWS OF THE STATE OF MARYLAND.

         Section 4.7 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or sent by overnight courier, such as Federal Express (providing proof of delivery). All communications hereunder shall be delivered to the respective parties at the following addresses:

                  If to the Shareholders:

                           to the address set forth on Annex A hereto.

                           with copies to:

                                    Katten, Muchin & Zavis
                                    525 W. Monroe St. #1600
                                    Chicago, IL 60661
                                    Attention:  Nina Matis, Kenneth M. Jacobson
                                    Telecopy:   (312) 902-1061

                           If to Company:

                                    Trinet Corporate Realty Trust, Inc.
                                    One Embarcadero Center, 33rd Floor
                                    San Francisco, CA 94111
                                    Attention:  Geoff Dugan, Esq.
                                    Telecopy:   (415) 391-3092

                           with a copy to:

                                    Paul, Weiss, Rifkind, Wharton & Garrison
                                    1285 Avenue of the Americas
                                    New York, New York  10019
                                    Attention: James M. Dubin, Esq.
                                    Telecopy:  (212) 757-3990

         Section 4.8 Assignment. Subject to the terms of the GECC Pledge Agreement and the GECC Credit Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Shareholder without the prior written consent of Company, or by Company without the prior written consent of the Shareholders and any such assignment or delegation that is not consented to shall be null and void. Subject to the preceding sentence, and to the terms of the GECC Pledge Agreement, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (including, without limitation, any person to whom any Subject Shares are sold, transferred or assigned).

         Section 4.9 Further Assurances. Each Shareholder shall execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate or as may be reasonably requested by Company or any Class T Director in order to ensure that Company and each Class T Director receives the full benefit of this Agreement.

         Section 4.10 Enforcement. Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto (i) shall submit itself to the jurisdiction of the federal courts of the United States of America located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the federal courts of the United States of America located in the State of New York.

         Section 4.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         Section 4.12 No Personal Liability. No partner or member in a Shareholder shall have any individual or personal liability on account of this Agreement, and no officer, director, member, shareholder or partner of such partner or member shall have any individual or personal liability on account of this Agreement unless, in either case, such Person has executed an instrument in writing stating that it wishes to be bound hereby as a Shareholder. For the avoidance of doubt, no negative or deficit capital accounts shall be considered to be assets of a Shareholder or other Person, and no obligation of a partner or member to contribute capital or make loans shall be considered such an asset.

         Section 4.13 GECC. It is agreed (a) that nothing contained in this Agreement, in the Proxy or in any other document executed and delivered pursuant to this Agreement is binding upon the GECC Parties, as secured parties under the GECC Pledge Agreement, or upon any person who acquires the SMT Shares pursuant to the exercise of the foreclosure, other realization or sale rights and remedies under the GECC Pledge Agreement, GECC Credit Agreement or applicable law; and (b) that the Proxy with respect to the SMT Shares shall be automatically revoked upon the acquisition of the SMT Shares pursuant to the exercise of such rights and remedies. In the event of any conflict under this Agreement, the provisions of this Section 4.13 shall control.

         Section 4.14 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the day and year first written above.


                                    TRINET CORPORATE REALTY TRUST, INC.


                                    By: /S/  ROBERT W. HOLMAN, JR.
                                    Name: Mr. Robert W. Holman, Jr.
                                    Title: Chairman and Chief Executive Officer

                                    SHAREHOLDERS:
                                    ------------

                                    STARWOOD MEZZANINE INVESTORS, L.P.

                                    By: Starwood Capital Group I, L.P.
                                        (General Partner)

                                    By: BSS Capital Partners, L.P.
                                        (General Partner)

                                    By: Sternlicht Holdings II, Inc.
                                        (General Partner)

                                    By: /S/    JEROME C. SILVEY
                                        ------------------------
                                       Name:   Jerome C. Silvey
                                       Title:  Vice President

                                    SOFI-IV SMT HOLDINGS, L.L.C.

                                    By: Starwood Opportunity Fund IV, L.P.
                                        (Managing Member)
                                    By: SOFI IV Management, L.L.C.
                                        (General Partner)
                                    By: Starwood Capital Group, L.L.C.
                                        (Managing Member)


                                    By: /S/    JEROME C. SILVEY
                                        --------------------------
                                        Name:  Jerome S. Silvey
                                        Title: Senior Vice President

                                    B HOLDINGS, L.L.C.


                                    By: /S/   MADISON GROSE
                                        --------------------------
                                       Name:  Madison Grose
                                       Title: Senior Managing Director

                                                                         ANNEX A


                                                             Total Number of
                                                            Company Shares of
                                                          Starwood Common Stock
                                                          ---------------------
Name and Address of Shareholder                                   Owned
-------------------------------                                   -----
                                                          Class A       Class B
                                                          -------       -------



STARWOOD MEZZANINE                                      10,759,890         -
  INVESTORS, L.P.
c/o Starwood Capital Group, L.P.
Three Pickwick Plaza, Suite 250
Greenwich, CT 06830
Attention:  Jerome C. Silvey
Telecopy:  (203) 861-2101


SOFI-IV SMT HOLDINGS, L.L.C.                            41,079,912         -
c/o SOFI IV Management, L.L.C.
Three Pickwick Plaza, Suite 250
Greenwich, CT 06830
Attention:  Jerome C. Silvey
Telecopy:  (203) 861-2101


B HOLDINGS, L.L.C.                                           -        26,235,475
c/o Starwood Capital Group, L.P.
Three Pickwick Plaza, Suite 250
Greenwich, CT 06830
Attention:  Jerome C. Silvey
Telecopy:  (203) 861-2101

                                                                     SCHEDULE I



                              Willis Andersen, Jr.
                              Robert W. Holman, Jr.
                                John G. McDonald
                               Stephen B. Oresman
                                George R. Puskar

                                                                      EXHIBIT 3
                                                                      ---------

                            STARWOOD FINANCIAL TRUST

                                IRREVOCABLE PROXY

         The undersigned shareholder of Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), hereby appoints TriNet Corporate Realty Trust, Inc., a Maryland corporation ("Company"), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of Starwood (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 1.1 of the Shareholder Agreement, dated the date hereof, among Company, the undersigned and certain other shareholders of Starwood (the "Shareholder Agreement"), in accordance with such Section 1.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned's Subject Shares with respect to the matters described in Section 1.1 of the Shareholder Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast, except that the GECC Parties may be entitled to exercise voting and consensual rights with respect to the SMT Shares pursuant to
Article 5(b) of the GECC Pledge Agreement upon the occurrence of an "Event of Default" or "Additional Acceleration Event" under the GECC Credit Agreement. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy. This proxy shall terminate upon termination of the
Shareholder Agreement. Any capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Shareholder Agreement.


                                          SOFI-IV SMT HOLDINGS, L.L.C.

                                          By: Starwood Opportunity Fund IV, L.P.
                                                (Managing Member)
                                          By: SOFI IV Management, L.L.C.
Please sign exactly as name appears on          (General Partner)
the records of Starwood and date.  When   By: Starwood Capital Group, L.L.C.
signing as attorney, executor, admini           (Managing Member)
strator, trustee, guardian, officer of a
corporation or other entity or in another
representative capacity, please give the  By: /s/   JEROME C. SILVEY
full title under signature(s).               ----------------------------
                                             Name:  Jerome C. Silvey
                                             Title: Senior Vice President
                                                   Dated: June 15, 1999

                            STARWOOD FINANCIAL TRUST

                                IRREVOCABLE PROXY

         The undersigned shareholder of Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), hereby appoints TriNet Corporate Realty Trust, Inc., a Maryland corporation ("Company"), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of Starwood (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 1.1 of the Shareholder Agreement, dated the date hereof, among Company, the undersigned and certain other shareholders of Starwood (the "Shareholder Agreement"), in accordance with such Section 1.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned's Subject Shares (as defined in the Shareholder Agreement) with respect to the matters described in Section 1.1 of the Shareholder Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy. This proxy shall terminate upon termination of the Shareholder Agreement.


                                            B HOLDINGS, L.L.C.

Please sign exactly as name
appears on the records of
Starwood and date.  When signing
as attorney, executor, admini               By: /S/   MADISON GROSE
strator, trustee, guardian, officer            -----------------------------
of a corporation or other entity or            Name:  Madison Grose
in another representative capacity,            Title: Senior Managing Director
please give the full title under
signature(s).                                       Dated: June 15, 1999

                            STARWOOD FINANCIAL TRUST

                                IRREVOCABLE PROXY

         The undersigned shareholder of Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), hereby appoints TriNet Corporate Realty Trust, Inc., a Maryland corporation ("Company"), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of Starwood (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 1.1 of the Shareholder Agreement, dated the date hereof, among Company, the undersigned and certain other shareholders of Starwood (the "Shareholder Agreement"), in accordance with such Section 1.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned's Subject Shares (as defined in the Shareholder Agreement) with respect to the matters described in Section 1.1 of the Shareholder Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy. This proxy shall terminate upon termination of the Shareholder Agreement.


                                              STARWOOD MEZZANINE
                                                INVESTORS, L.P.

                                             By:  Starwood Capital Group I, L.P.
                                                    (General Partner)
                                             By:  BSS Capital Partners, L.P.
Please sign exactly as name                         (General Partner)
appears on the records of                    By:  Sternlicht Holdings II, Inc.
Starwood and date.  When signing                    (General Partner)
as attorney, executor, admini
strator, trustee, guardian, officer
of a corporation or other entity or          By:  /S/   JEROME C. SILVEY
in another representative capacity,             -------------------------------
please give the full title under                Name:   Jerome C. Silvey
signature(s).                                   Title:  Vice President


                                                      Dated: June 15, 1999

                                                                      EXHIBIT 4
                                                                      ---------
                                LOCK-UP AGREEMENT

         LOCK-UP AGREEMENT (this "Agreement"), dated as of June 15, 1999, between Mr. Barry Sternlicht (the "Original Shareholder") and Greenhill & Co., LLC, a New York limited liability company (the "Representative").

                                    RECITALS

         A. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June ___, 1999, by and among Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), ST Merger Sub, Inc., a Maryland corporation ("Starwood Sub"), and TriNet Corporate Realty Trust, Inc., a Maryland corporation ("TriNet"), Starwood, Starwood Sub and TriNet have agreed, among other things, to enter into a transaction (the "Merger") in which, subject to the terms and conditions of the Merger Agreement, Starwood Sub will merge with and into TriNet, with TriNet being the surviving corporation.

         B. Pursuant to an Agreement and Plan of Merger (the "Incorporation Merger Agreement"), dated as of June __, 1999, by and between Starwood and Starwood Financial, Inc., a newly-formed Maryland corporation ("New Starwood"), Starwood intends to merge with and into New Starwood (the "Incorporation Merger").

         C. Immediately prior to the consummation of the Merger, pursuant to the Agreement and Plan of Merger and Contribution Agreement, dated as of June __,
1999 (the "Advisor Transaction Agreement"), STW Holdings I, Inc., a Delaware corporation, intends, among other things, to merge with and into a subsidiary of New Starwood and Starwood Capital Group, a Connecticut limited liability company, will contribute interests in certain other companies to such subsidiary of New Starwood (the "Advisor Transaction"). Pursuant to the Advisor Transaction Agreement, upon the consummation of the Advisor Transaction, the Original Shareholder will receive Common Stock (as defined below). The parties hereto wish to restrict the transfer of such Common Stock.

         D. The continuing force and effect of this Agreement is a condition precedent to the consummation of the Merger by TriNet.

         In consideration of the foregoing and of the mutual covenants contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         Section 1. Definitions. The following terms shall have the following meanings for purposes of this Agreement:

         "Affiliate" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreed Counsel" means a reputable law firm other than those retained by the parties to an Enforcement Action, which law firm is jointly selected by the attorneys representing such parties and agreed-upon by such parties.

         "Board of Directors" means, with respect to a Person, the board of directors, board of trustees, board of managers or similar body of such Person.

         "Change of Control" means that the common shareholders of the Company immediately prior to the consummation of a merger, consolidation, acquisition of assets or securities or a disposition of assets or securities (other than a public offering of common stock), own less than 50% of the equity of the surviving or successor entity resulting from such transaction.

         "Closing Date" shall have the meaning ascribed to it in the Merger Agreement.

         "Common   Stock"  means,   (i)  prior  to  the   consummation   of  the
Incorporation  Merger,   Starwood  Common  Stock  and  (ii)  subsequent  to  the
consummation of the Incorporation Merger, New Starwood Common Stock.

         "Company" means, prior to the consummation of the Incorporation Merger, Starwood and, subsequent to the consummation of the Incorporation Merger, New Starwood.

         "Deed of Adherence" means a Deed of Adherence to this Agreement substantially in the form of Exhibit 1 hereto.

         "Enforcement  Action" shall have the meaning  ascribed to it in Section
4.2 hereof.

         "New Starwood Common Stock" means the common stock, par value $0.001 per share, of New Starwood.

         "Permitted Holders" means (i) with respect to a Person other than a natural person, all Affiliates of such Person and (ii) with respect to a Person who is a natural person, the spouse or any lineal descendant of such Person, a trust established for the benefit of any of the foregoing or any personal representative, estate or executor under any will of such Person or pursuant to the laws of intestate succession, that, in either case (i) or (ii), has executed a Deed of Adherence.

         "Permitted Transfer" means a Transfer permitted by Section 3 hereof.

         "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Pro Rata Share" means, (i) with respect to a Person other than the Representative, the fraction, the numerator of which is the number of shares of Common Stock then owned as of record by such Person and the denominator of which is the total number of shares of Common Stock then outstanding and (ii) with respect to the Representative, zero.

         "Rightholder" means each of (i) the Representative and (ii) each third-party beneficiary described in Section 7.2 hereof.

         "Representative Contact Persons" means those individuals listed on Schedule A hereto and any other employees or agents of the Representative appointed to be Representative Contact Persons by written notice provided to the Original Shareholder.

         "Restricted Security" means all Starwood Common Stock, New Starwood Common Stock and any other securities convertible into, exchangeable for or exercisable for, Starwood Common Stock or New Starwood Common Stock, in each case, that was received by the Original Shareholder in connection with the Advisor Transaction but only for so long as such securities are subject to the transfer restrictions contained in Section 2.1 and 2.2 hereof.

         "Shareholder"  means  each of the  Original  Shareholder  and any other
Persons who hold Restricted Securities and execute a Deed of Adherence in accordance with Section 2.2 hereof.

         "Starwood Common Stock" means the Class A shares of beneficial interest, par value $1.00 per share, and the Class B shares of beneficial interest, par value $0.01 per share, of Starwood.

         "Stock Dividend" shall have the meaning ascribed to it in the Merger Agreement.

         "Transfer" shall have the meaning ascribed to it in Section 2.1 hereof.

         "Warranted" means, with respect to an Enforcement Action, that such Enforcement Action was based on the best knowledge, information and belief, formed after an inquiry reasonable under the circumstances, of the parties bringing such Enforcement Action that this Agreement has been breached and that such Enforcement Action was not presented for any improper purpose, such as to harass or to cause unnecessary delay or needless increase in litigation costs.

References in this Agreement to a "party" or "parties" are references to a party or parties (respectively) to this Agreement unless the context requires otherwise. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them by the Merger Agreement.

         Section 2. Transfer Restrictions. Except as provided in Section 3 hereof:

         2.1 During the period from the date hereof until the date falling 12 months after the Closing Date, no Shareholder shall directly or indirectly sell, pledge, encumber, transfer, enter into any voting or similar agreement with respect to or otherwise dispose of (collectively, "Transfer") or enter into any agreement or series of agreements to Transfer, any Restricted Securities other than to a Permitted Holder. For the avoidance of doubt, the term "Transfer" shall not include any conversion or exchange occurring by operation of law.

         2.2 No Shareholder shall adopt a plan for liquidation or dissolution of such Shareholder or make any distributions of the Restricted Securities to any Persons in respect of such Shareholder's capital stock or other ownership interests unless all Persons that will receive Restricted Securities in connection with such liquidation, dissolution or distribution have executed a Deed of Adherence.

         Section 3. Exceptions to Transfer Restrictions. The restrictions set forth in Section 2 hereof shall not apply to (i) a Transfer of Restricted Securities that is made by the Shareholder in response to a "tender offer" with respect to which the completion of such tender offer is conditioned upon such completion resulting in a Change of Control; (ii) a Transfer of Restricted Securities that is made to the Person (or any Affiliate of such Person) receiving control of the Company as a result of a Change of Control; (iii) a pledge of Restricted Securities that is made in order to establish a margin account at a reputable brokerage firm; (iv) a pledge of Restricted Securities to a lender in order to effect a bona-fide loan or financing transaction with such lender which transaction is not intended to circumvent the transfer restrictions of Section 2 hereof; (v) a Transfer of Restricted Securities to the lender or brokerage firm that is the pledgee with respect to a pledge described in clause
(iii) or (iv) above, or to an Affiliate of such lender or such brokerage firm or to a purchaser in a foreclosure sale; and (vi) a Transfer that occurs because of entry by the Shareholders into a voting agreement, proxy or other arrangement deemed reasonably necessary by the Board of Directors of the Company to effectuate a merger, consolidation, amalgamation or other business combination that has been approved by the Board of Directors of the Company; and (vii) the granting of a proxy with respect to any annual or special meeting of the shareholders of the Company. For the avoidance of doubt, all Restricted Securities Transferred pursuant to exceptions
(i), (ii) and (v) listed in this Section 3 shall no longer be deemed to be Restricted Securities subsequent to such Transfer.

         Section 4. Remedies.

         4.1 The parties declare and agree that it is impossible to measure in money the damages that would be suffered by a party by reason of the failure by any other party to perform any of its obligations under this Agreement. Therefore, if any party institutes any action or proceeding to enforce the provisions of this Agreement, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law and, consequently, the parties hereby agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

         4.2 If any Rightholder or group of Rightholders institutes any action or proceeding (an "Enforcement Action") to enforce the provisions of this Agreement against a Shareholder:

                  4.2.1 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was Warranted, each Rightholder bringing such Enforcement Action shall pay such Shareholder an amount equal to the product of (x) such Rightholder's Pro Rata Share times (y) the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among all parties to such Enforcement Action.

                  4.2.2 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was not Warranted, the Rightholders bringing such Enforcement Action (other than the Representative) shall pay such Shareholder an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among the Rightholders instituting such Enforcement Action.

                  4.2.3  If  such  Enforcement  Action  results  in a  court  of
         competent   jurisdiction   entering  a  final  judgment   against  such
         Shareholder, the

         Shareholder shall pay each Rightholder bringing such Enforcement Action an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys) of such Rightholder incurred in connection with the resolution of such Enforcement Action.

                  4.2.4 Otherwise, each party shall bear its own expenses incurred in connection with the resolution of Enforcement Actions.

         4.3 If any amount payable under Section 4.2 hereof is not paid in full by the party liable for such amount (the "Liable Party") within 30 calendar days after written notice requesting such payment is provided to the Liable Party by the party entitled to such amount (the "Entitled Party"), the Entitled Party may provide written notice to the Company of such failure to pay and the amount owed by the Liable Party. Upon receipt of such notice, the Company shall not make any distributions (whether cash or otherwise) to the Liable Party in respect of its equity interests in the Company and shall make such distributions to the Entitled Party until the amount of such distributions made to the Entitled Party equals the amount owed by the Liable Party.

         4.4 Any Rightholder (other than the Representative) bringing an Enforcement Action shall not hold fewer than 100 shares of Common Stock during the pendency of such Enforcement Action.

         Section 5. Term and Termination. Unless earlier terminated by a writing executed by all parties, this Agreement shall terminate on the date falling 12 months and one day after the Closing Date.

         Section 6. Representations and Warranties. The Original Shareholder represents and warrants that:

         6.1 As of the date hereof, the Original Shareholder has all requisite power and authority to enter into this Agreement, and the consummation of all transactions contemplated by this Agreement have been duly authorized by all necessary action on its part;

         6.2 As of the date hereof, this Agreement has been duly executed and delivered by the Original Shareholder and constitutes the valid and binding agreement of it and is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity;

         6.3 As of the date hereof, the execution, delivery and performance of this Agreement by the Original Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound;

         6.4 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will be the record holder and beneficial owner of the securities described on Schedule 6.4 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger, the Advisor Transaction and the Incorporation Merger), other than Permitted Transfers;

         6.5 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will own (either beneficially or of record) no Restricted Securities other than the securities described on Schedule
6.4 hereto (in each case, assuming the consummation of the Merger, the Advisor Transaction and the Incorporation Merger) except for (i) Class B shares of beneficial interest of Starwood, par value $0.01 per share ("Class B Shares"), and (ii) Class A shares of beneficial interest of Starwood, par value $1.00 per share ("Class A Shares"), issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Transfer;

         6.6 The Original Shareholder will be, on both the date the Advisor Transaction is consummated and the Closing Date, the record holder and beneficial owner of the securities described on Schedule 6.6 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger and the Advisor Transaction but not the consummation of the Incorporation Merger), other than Permitted Transfers; and

         6.7 As of the date hereof, the Original Shareholder owns (either beneficially or of record), and on the Closing Date, will own (either beneficially or of record), no Restricted Securities other than the securities described on Schedule 6.6 hereto (in each case, assuming the consummation of the Merger and the Advisor Transaction but not the consummation of the Incorporation Merger) except for (i) Class B Shares and (ii) Class A Shares issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Transfer.

         Section 7. Miscellaneous.

         7.1 Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered mail or overnight delivery service, in either case postage prepaid, or delivered by telecopy, facsimile or similar telecommunications equipment. Any such notice shall be deemed given when so delivered personally or, if sent by registered mail, five days after the date of deposit in the mails or, if sent by overnight delivery service, on the business day following deposit with such delivery service or, if delivered by telecopy, facsimile or similar telecommunications equipment, at the time of receipt thereof, as follows:

                           If to the Original Shareholder, to:

                           c/o Starwood Capital Group, L.L.C.
                           Three Pickwick Plaza, Suite 250
                           Greenwich, CT 06830
                           Attention:  Madison Grose
                           Telecopy:  (203) 861-2101

                           with copies to:

                           Katten, Muchin & Zavis
                           525 W. Monroe St. #1600
                           Chicago, IL 60661
                           Attention:  Nina Matis, Kenneth M. Jacobson
                           Telecopy:  (312) 902-1061

                           If to the Representative, to:

                           Greenhill & Co., LLC
                           31 West 52nd Street, 16th Floor
                           New York, NY 10019
                           Telecopy:  (212) 408-0660
                           All correspondence must be sent to the attention of a Representative Contact Person with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY 10022
                           Telecopy:  (212) 848-7179
                           Attention:  John A. Marzulli, Jr.

Any party may, by notice to the other parties, designate another address or person for receipt of notices hereunder. Any additional parties agreeing to be bound by the terms of this Agreement who execute a Deed of Adherence shall receive notices hereunder at the location specified in such Deed of Adherence.

         7.2 At any given time, all holders of Common Stock who then hold 100 or more shares of Common Stock are hereby acknowledged (as of such time) as intended third-party beneficiaries of this Agreement. The rights and privileges granted under this Agreement to the Rightholders shall inure to the benefit of such holders, and the provisions of this Agreement shall be binding upon any such holder who brings an Enforcement Action. Any waiver of a provision of this Agreement granted by the Representative pursuant to Section 7.5 hereof shall be binding upon and effective against all Rightholders.

         7.3 In the event any provision hereof is held void or unenforceable by any court, such provision shall be severable and shall not affect the remaining provisions hereof.

         7.4 This Agreement reflects the entire agreement among the parties and supersedes all prior agreements and communications, either oral or in writing, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, this provision shall not affect the validity of the Engagement Letter (the "Engagement Letter") between the Representative and TriNet, dated as of June __, 1999, and, in the event of any conflict between the terms and provisions of this Agreement and those of the Engagement Letter, the terms and provisions of the Engagement Letter shall prevail.

         7.5 This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived (i) in the case of a waiver by the Rightholders, by a written instrument signed on behalf of the Representative by any Representative Contact Person; (ii) in the case of a waiver by any other parties, by an written instrument signed by all such parties waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The Representative shall not be liable for any error of judgment or any action taken, suffered or omitted to be taken under this Agreement except in the case of its gross negligence, bad faith or willful misconduct. The Representative may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it under this Agreement in good faith and in accordance with the opinion of such counsel.

         7.6 This Agreement may not be assigned by any party without the prior written consent of the other parties except in connection with a transfer of Restricted Securities in accordance with this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted transferees from and after the date hereof.

         7.7 Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

         7.8 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE (WITHOUT REGARD TO THE CONFLICTS OF LAWS, PRINCIPLES OF SUCH STATE).

         7.9 Each party to this Agreement agrees that all disputes between them arising out of or relating to the relationship established between them in connection with this Agreement, whether arising in contract, tort, equity, or otherwise, shall be resolved only by federal courts located in New York, New York, to the extent such courts have jurisdiction. Each of the parties waives any objection that each may have (including, without limitation, any objection to the laying of venue or based on forum non conveniens) to the location of the court in which any proceeding is commenced in accordance with this paragraph. Each party waives personal service of any process upon him or it and irrevocably consents to service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage pre-paid, to such persons address specified in this Agreement or such other address designated by such person in accordance with the terms of this Agreement.

         7.10 No partner or member in, a Shareholder or the Representative shall have any individual or personal liability on account of this Agreement, and no officer, director, member, shareholder or partner of any such partner or member shall have any individual or personal liability on account of this Agreement unless, in either case, such Person has executed a Deed of Adherence. For the avoidance of doubt, no negative or deficit capital accounts shall be considered to be assets of a Shareholder or other Person, and no obligation of a partner or member to contribute capital or make loans shall be considered such an asset.

         7.11 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                         [Name of Original Shareholder]


                         /S/ BARRY STEINLICHT
                         ------------------------------

                              GREENHILL & CO., LLC


                              By: /S/  SCOTT L. BOK
                                  Name: Scott L. Bok
                                  Title: Managing Director

Accepted and agreed
as to Section 4.3:

STARWOOD FINANCIAL TRUST


By /S/    SPENCER HABER
   ------------------------
   Name:  Spencer Haber
   Title: Chief Financial Officer

                                    Exhibit 1
                                    ---------
                                DEED OF ADHERENCE
                                -----------------


THIS DEED OF ADHERENCE is made the __________ day of  _________

AMONG:

(#)      [The Persons then party to the Agreement]; and

(#)      [Name of New Shareholder] (the "New Shareholder").

WHEREAS:

(A) On the ___ day of June 1999, the Original Shareholder and the Rightholders entered into a Lock-up Agreement (the "Agreement") to which a form of this Deed is attached as Exhibit 1.

(B) The New Shareholder wishes to [have transferred to him/her/it] [______] shares of [designate security to be transferred] (the "Shares"), from [name of Old Shareholder] (the "Old Shareholder") and in accordance with Section 2.3 of the Agreement or as a Permitted Transferee has agreed to enter into this Deed.

NOW THIS DEED WITNESSES as follows:

1.       Interpretation.

         In this Deed, except as the context may otherwise require, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.       Covenant.

         The New Shareholder hereby covenants with and to the Rightholders and the other Shareholders, to adhere to and be bound by all the duties, burdens and obligations of a Shareholder under the Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

3.       Enforceability.

         Each other Shareholder and the Rightholders shall be entitled to enforce the Agreement against the New Shareholder, and the New Shareholder shall be entitled to all rights and benefits of the Old Shareholder (other than those that are non-assignable) under the Agreement in each case as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

4.       Representations and Warranties.

         The New Shareholder represents and warrants as of the date hereof that:
         (i) the New Shareholder has all requisite power and authority to enter into this Deed and the Agreement, and the consummation of all transactions contemplated by this Deed and the Agreement have been duly authorized by all necessary action on its part; (ii) this Deed has been duly executed and delivered by the New Shareholder, and this Deed and the Agreement constitute the valid and binding agreements of it and are enforceable against it in accordance with their terms; and (iii) the execution, delivery of this Deed and performance of this Deed and the Agreement by the New Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound.

5.       Notices.

         All notices to the New Shareholder under Section 7.1 of the Agreement shall be delivered to:

         [Contact Information]

6.       Governing Law.

         THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

         IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                       [Appropriate Signature Block]

                                  Schedule 6.4
                                  ------------

                                  Schedule 6.6
                                  ------------

                                   Schedule A
                                   ----------

The Representative Contact Persons shall be:

1.  Mr. Robert F. Greenhill
2.  Mr. Scott L. Bok

                                                                       EXHIBIT 5
                                                                       ---------
                                LOCK-UP AGREEMENT

         LOCK-UP AGREEMENT (this "Agreement"), dated as of June 15, 1999, between SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company (the "Original Shareholder"), and Greenhill & Co., LLC, a New York limited liability company (the "Representative").

                                    RECITALS

         A. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 15, 1999, by and among Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), ST Merger Sub, Inc., a Maryland corporation ("Starwood Sub"), and TriNet Corporate Realty Trust, Inc., a Maryland corporation ("TriNet"), Starwood, Starwood Sub and TriNet have agreed, among other things, to enter into a transaction (the "Merger") in which, subject to the terms and conditions of the Merger Agreement, Starwood Sub will merge with and into TriNet, with TriNet being the surviving corporation.

         B. Pursuant to an Agreement and Plan of Merger (the "Incorporation Merger Agreement"), dated as of June ___, 1999, by and between Starwood and Starwood Financial, Inc., a newly-formed Maryland corporation ("New Starwood"), Starwood intends to merge with and into New Starwood (the "Incorporation Merger"), with New Starwood being the surviving corporation.

         C. The parties hereto wish to restrict the transfer of certain securities of Starwood and New Starwood that will be held by the Original Shareholder or certain successors in interest thereto.

         D. The continuing force and effect of this Agreement is a condition precedent to the consummation of the Merger by TriNet.

         In consideration of the foregoing and of the mutual covenants contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         Section 1. Certain Definitions. The following terms shall have the following meanings for purposes of this Agreement:

         "Affiliate" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreed Counsel" means a reputable law firm other than those retained by the parties to an Enforcement Action, which law firm is jointly selected by the attorneys representing such parties and agreed-upon by such parties.

         "Board of Directors" means, with respect to a Person, the board of directors, board of trustees, board of managers or similar body of such Person.

         "Change of Control" means that the common shareholders of the Company immediately prior to the consummation of a merger, consolidation, acquisition of assets or securities or a disposition of assets or securities (other than a public offering of common stock), own less than 50% of the equity of the surviving or successor entity resulting from such transaction.

         "Closing Date" shall have the meaning ascribed to it in the Merger Agreement.

         "Common   Stock"  means,   (i)  prior  to  the   consummation   of  the
Incorporation  Merger,   Starwood  Common  Stock  and  (ii)  subsequent  to  the
consummation of the Incorporation Merger, New Starwood Common Stock.

         "Company" means, prior to the consummation of the Incorporation Merger, Starwood and, subsequent to the consummation of the Incorporation Merger, New Starwood.

         "Deed of Adherence" means a Deed of Adherence to this Agreement substantially in the form of Exhibit 1 hereto.

         "Enforcement  Action" shall have the meaning  ascribed to it in Section
4.2 hereof.

         "Initial Holdings" shall have the meaning ascribed to it in Section 6.8 hereof.

         "New Starwood Common Stock" means the common stock, par value $0.001 per share, of New Starwood.

         "Permitted Foreclosure" means any foreclosure or other realization upon security upon the Restricted Securities (i) permitted by Section 3.1(a) of the Shareholder Agreement or (ii) pursuant to the exercise of such remedies with respect to the lien of General Electric Capital Corporation ("GECC") pursuant to the Pledge and Security Agreement, Facility B, dated as of May 27, 1999 among Starwood Opportunity Fund IV, L.P., certain other pledgors named therein and GECC (the "GECC Pledge Agreement").

         "Permitted Holders" means (i) with respect to a Person other than a natural person, all Affiliates of such Person and (ii) with respect to a Person who is a natural person, the spouse or any lineal descendant of such Person, a trust established for the benefit of any of the foregoing or any personal representative, estate or executor under any will of such Person or pursuant to the laws of intestate succession, that, in either case (i) or (ii), has executed a Deed of Adherence.

         "Permitted Liens" means any pledges of Restricted Securities permitted by Section 3.1(a) of the Shareholder Agreement, the lien of GECC pursuant to the GECC Pledge Agreement and the conditional voting and consensual rights of GECC pursuant to Section 5(b) of the GECC Pledge Agreement.

         "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Pro Rata Share" means, (i) with respect to a Rightholder other than the Representative, the fraction, the numerator of which is the number of shares of Common Stock then owned as of record by such Rightholder and the denominator of which is the total number of shares of Common Stock then outstanding and (ii) with respect to the Representative, zero.

         "Public Offering" means a public offering of securities in which a Shareholder has the right to participate pursuant to Section 3 of the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 18, 1998 among Starwood Financial Trust, a California business trust (as predecessor in interest to Starwood), Starwood Mezzanine Investors, L.P., a Delaware limited partnership, SAHI Partners, a Delaware general partnership and SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company.

         "Rightholder" means each of (i) the Representative and (ii) each third-party beneficiary described in Section 7.2 hereof.

         "Representative Contact Persons" means those individuals listed on Schedule A hereto and any other employees or agents of the Representative appointed to be Representative Contact Persons by written notice provided to the Original Shareholder.

         "Restricted Security" means all Starwood Common Stock, New Starwood Common Stock and any other securities convertible into, exchangeable for or exercisable for, Starwood Common Stock or New Starwood Common Stock, in each case, that was received by the Original Shareholder in connection with the Merger but only for so long as such securities are subject to the transfer restrictions contained in Sections 2.1, 2.2, 2.3 and 2.4 hereof.

         "Shareholder"  means  each of the  Original  Shareholder  and any other
Persons who hold Restricted Securities and execute a Deed of Adherence in accordance with Section 2.6 hereof.

         "Shareholder Agreement" means the Shareholder Agreement, of even date herewith, among TriNet, SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company, and Starwood Mezzanine Investors, L.P., a Delaware limited partnership.

         "Stock Dividend" shall have the meaning ascribed to it in the Merger Agreement.

         "Starwood Common Stock" means the Class A shares of beneficial interest, par value $1.00 per share, and the Class B shares of beneficial interest, par value $0.01 per share, of Starwood.

         "Six-Month  Anniversary"  shall  have  the  meaning  ascribed  to it in
Section 2.1 hereof.

         "Six-Month Holdings" means the number of shares of Common Stock represented by all Restricted Securities owned as of record by all Shareholders on the Six-Month Anniversary.

         "Warranted" means, with respect to an Enforcement Action, that such Enforcement Action was based on the best knowledge, information and belief, formed after an inquiry reasonable under the circumstances, of the parties bringing such Enforcement Action that this Agreement has been breached and that such Enforcement Action was not presented for any improper purpose, such as to harass or to cause unnecessary delay or needless increase in litigation costs.

References in this Agreement to a "party" or "parties" are references to a party or parties (respectively) to this Agreement unless the context requires otherwise. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them by the Merger Agreement.

         Section 2. Transfer Restrictions. Except as provided in Section 3 hereof:

         2.1 During the period from the Closing Date until the date (the Six-Month Anniversary") falling six months after the Closing Date, the Shareholders shall not directly or indirectly sell, pledge, encumber, transfer, enter into any voting or similar agreement with respect to or otherwise dispose of (collectively, "Transfer") or enter into any agreement or series of agreements to Transfer any Restricted Securities other than to a Permitted Holder; provided, however, that during such six-month period, the Shareholders may Transfer to a party other than a Permitted Holder: (i) Restricted Securities representing, in the aggregate, no more than 5% of the Initial Holdings (the "Initial Exemption");
(ii) Restricted Securities representing, in the aggregate, up to 30% of the Initial Holdings in a transaction or series of transactions not consummated on any securities exchange, quotation system or other form of securities market (the "Off-Market Sale Exemption"); and (iii) Restricted Securities representing, in the aggregate, up to 20% of the Initial Holdings in a Public Offering in accordance with Section 3 of the Registration Rights Agreement (the "Public Offering Exemption"). All Restricted Securities sold under any one of (x) the Initial Exemption, (y) the Off-Market Sale Exemption and (z) the Public Offering Exemption shall count as Restricted Securities sold under the other two of the Initial Exemption, the Off-Market Sale Exemption and the Public Offering Exemption. For the avoidance of doubt, all Restricted Securities Transferred pursuant to the Initial Exemption, the Off-Market Sale Exemption or the Public Offering Exemption shall be deemed not to be Restricted Securities after such Transfer. For the avoidance of doubt, the term "Transfer" shall not include any conversion or exchange occurring by operation of law. If any Restricted Securities that are (a) registered under the Securities Act of 1933, as amended, or (b) entitled to registration rights exercisable prior to the Six-Month
Anniversary, are Transferred to a purchaser by a Shareholder using the Off-Market Sale Exemption, such Transfer shall not be for the purpose of circumventing the restrictions set forth in this Section 2, and such Transfer shall not occur until such purchaser has signed a Deed of Adherence agreeing to abide by the terms and provisions of this Section 2.1.

         2.2 During the period from the day after the Six-Month Anniversary until the date falling 12 months after the Closing Date, the Shareholders shall not Transfer or enter into any agreement or series of agreements to Transfer, Restricted Securities representing, in the aggregate, more than one-third of the Six-Month Holdings to a party other than a Permitted Holder.

         2.3 During the period from the day after the Six-Month Anniversary until the date falling 18 months after the Closing Date, the Shareholders shall not Transfer or enter into any agreement or series of agreements to Transfer, Restricted Securities representing, in the aggregate, more than two-thirds of the Six-Month Holdings to a party other than a Permitted Holder.

         2.4 After the date falling 18 months and one day after the Closing Date, the Shareholders may Transfer 100% of the Six-Month Holdings to a party other than a Permitted Holder.

         2.5 For the avoidance of doubt, all Restricted Securities Transferred as permitted by Section 2.2, 2.3 or 2.4 hereof shall be deemed not to be Restricted Securities after such Transfer.

         2.6 No Shareholder shall adopt a plan for liquidation or dissolution of such Shareholder or make any distributions of the Restricted Securities to any Persons in respect of such Shareholder's capital stock or other ownership interests unless all Persons that will receive Restricted Securities in connection with such liquidation, dissolution or distribution have executed a Deed of Adherence.

         Section 3. Exceptions to Transfer Restrictions. The restrictions set forth in Section 2 hereof shall not apply to (i) a Transfer of Restricted Securities that is made by the Shareholder in response to a "tender offer" with respect to which the completion of such tender offer is conditioned upon such completion resulting in a Change of Control; (ii) a Transfer of Restricted Securities that is made to the Person (or any Affiliate of such Person) receiving control of the Company as a result of a Change of Control; (iii) a pledge of Restricted Securities that is made in order to establish a margin account at a reputable brokerage firm; (iv) a pledge of Restricted Securities to a lender in order to effect a bona-fide loan or financing transaction with such lender which transaction is not intended to circumvent the transfer restrictions of Section 2 hereof; (v) a Transfer of Restricted Securities to the lender or brokerage firm that is the pledgee with respect to a pledge described in clause
(iii) or (iv) above or to an Affiliate of such lender or such brokerage firm or to a purchaser in a foreclosure sale; (vi) a Transfer that occurs because of entry by the Shareholders into a voting agreement, proxy or other arrangement deemed reasonably necessary by the Board of Directors of the Company to effectuate a merger, consolidation, amalgamation or other business combination that has been approved by the Board of Directors of the Company; and (vii) the granting of a proxy with respect to any annual or special meeting of the shareholders of the Company. For the avoidance of doubt, all Restricted Securities Transferred pursuant to exceptions (i), (ii) or (v) listed in this
Section 3 shall no longer be deemed to be Restricted Securities subsequent to such Transfer.

         Section 4. Remedies.

         4.1 The parties declare and agree that it is impossible to measure in money the damages that would be suffered by a party by reason of the failure by any other party to perform any of its obligations under this Agreement. Therefore, if any party institutes any action or proceeding to enforce the provisions of this Agreement, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law and, consequently, the parties hereby agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

         4.2 If any Rightholder or group of Rightholders institutes any action or proceeding (an "Enforcement Action") to enforce the provisions of this Agreement against a Shareholder:

                  4.2.1 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and

         (ii) Agreed Counsel determines that such Enforcement Action was Warranted, each Rightholder bringing such Enforcement Action shall pay such Shareholder an amount equal to the product of (x) such
         Rightholder's Pro Rata Share times (y) the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among all parties to such Enforcement Action.

                  4.2.2 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was not Warranted, the Rightholders bringing such Enforcement Action (other than the Representative) shall pay such Shareholder an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among the Rightholders instituting such Enforcement Action.

                  4.2.3 If such Enforcement Action results in a court of competent jurisdiction entering a final judgment against such Shareholder, the Shareholder shall pay each Rightholder bringing such Enforcement Action an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys) of such Rightholder incurred in connection with the resolution of such Enforcement Action.

                  4.2.4 Otherwise, each party shall bear its own expenses incurred in connection with the resolution of Enforcement Actions.

         4.3 If any amount payable under Section 4.2 hereof is not paid in full by the party liable for such amount (the "Liable Party") within 30 calendar days after written notice requesting such payment is provided to the Liable Party by the party entitled to such amount (the "Entitled Party"), the Entitled Party may provide written notice to the Company of such failure to pay and the amount owed by the Liable Party. Upon receipt of such notice, the Company shall not make any distributions (whether cash or otherwise) to the Liable Party in respect of its equity interests in the Company and shall make such distributions to the Entitled Party until the amount of such distributions made to the Entitled Party equals the amount owed by the Liable Party.

         4.4 Any Rightholder (other than the Representative) bringing an Enforcement Action shall not hold fewer than 100 shares of Common Stock during the pendency of such Enforcement Action.

         Section 5. Term and Termination. Unless earlier terminated by a writing executed by all parties, this Agreement shall terminate on the date falling 24 months and one day after the Closing Date.

         Section 6. Representations and Warranties. The Original Shareholder represents and warrants that:

         6.1 As of the date hereof, the Original Shareholder has all requisite power and authority to enter into this Agreement, and the consummation of all transactions contemplated by this Agreement have been duly authorized by all necessary action on its part;

         6.2 As of the date hereof, this Agreement has been duly executed and delivered by the Original Shareholder and constitutes the valid and binding agreement of it and is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity;

         6.3 As of the date hereof, the execution, delivery and performance of this Agreement by the Original Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound;

         6.4 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will be the record holder and beneficial owner of the securities described on Schedule 6.4 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of both the Merger and the Incorporation Merger) other than Permitted Liens;

         6.5 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will own (either beneficially or of record) no Restricted Securities other than the securities described on Schedule
6.4 hereto (in each case, assuming the consummation of both the Merger and the Incorporation Merger), except for (i) Class B shares of beneficial interest of Starwood, par value $0.01 per share ("Class B Shares"), and (ii) Class A shares of beneficial interest of Starwood, par value $1.00 per share ("Class A Shares"), issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Foreclosure;

         6.6 The Original Shareholder is, as of the date hereof, and will be, on the Closing Date, the record holder and beneficial owner of the securities described on Schedule 6.6 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger but not the consummation of the Incorporation Merger), other than Permitted Liens;

         6.7 As of the date hereof, the Original Shareholder owns (either beneficially or of record), and will own (either beneficially or of record), on the Closing Date, no Restricted Securities other than the securities described on Schedule 6.6 hereto (in each case, assuming the consummation of the Merger but not the consummation of the Incorporation Merger), except for (i) Class B Shares and (ii) Class A Shares issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Foreclosure; and

         6.8 On the Closing Date, the Original Shareholder will own (either beneficially or of record) a number of shares of Common Stock other than Class B Shares (the "Initial Holdings") equal to 41,079,912 shares of Common Stock owned as of the date hereof plus additional Common Stock to be issued to it pursuant to the Stock Dividend.

         Section 7. Miscellaneous.

         7.1 Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered mail or overnight delivery service, in either case postage prepaid, or delivered by telecopy, facsimile or similar telecommunications equipment. Any such notice shall be deemed given when so delivered personally or, if sent by registered mail, five days after the date of deposit in the mails or, if sent by overnight delivery service, on the business day following deposit with such delivery service or, if delivered by telecopy, facsimile or similar telecommunications equipment, at the time of receipt thereof, as follows:

                           If to the Original Shareholder, to:

                           c/o Starwood Capital Group, L.L.C.
                           Three Pickwick Plaza, Suite 250
                           Greenwich, CT 06830
                           Attention:  Madison Grose
                           Telecopy:  (203) 861-2101

                           with copies to:

                           Katten, Muchin & Zavis
                           525 W. Monroe St. #1600
                           Chicago, IL 60661
                           Attention:  Nina Matis, Kenneth M. Jacobson
                           Telecopy:  (312) 902-1061

                           If to the Representative, to:

                           Greenhill & Co., LLC
                           31 West 52nd Street, 16th Floor
                           New York, NY 10019
                           Telecopy:  (212) 408-0660
                           All correspondence must be sent to the attention of a Representative Contact Person with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY 10022
                           Telecopy:  (212) 848-7179
                           Attention:  John A. Marzulli, Jr.

Any party may, by notice to the other parties, designate another address or person for receipt of notices hereunder. Any additional parties agreeing to be bound by the terms of this Agreement who execute a Deed of Adherence shall receive notices hereunder at the location specified in such Deed of Adherence.

         7.2 At any given time, all holders of Common Stock who then hold 100 or more shares of Common Stock are hereby acknowledged (as of such time) as intended third-party beneficiaries of this Agreement. The rights and privileges granted under this Agreement to the Rightholders shall inure to the benefit of such holders, and the provisions of this Agreement shall be binding upon any such holder who brings an Enforcement Action. Any waiver of a provision of this Agreement granted by the Representative pursuant to Section 7.5 hereof shall be binding upon and effective against all Rightholders.

         7.3 In the event any provision hereof is held void or unenforceable by any court, such provision shall be severable and shall not affect the remaining provisions hereof.

         7.4 This Agreement reflects the entire agreement among the parties and supersedes all prior agreements and communications, either oral or in writing, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, this provision shall not affect the validity of the Engagement Letter (the "Engagement Letter") between the Representative and TriNet, dated as of June __, 1999, and, in the event of any conflict between the terms and provisions of this Agreement and those of the Engagement Letter, the terms and provisions of the Engagement Letter shall prevail.

         7.5 This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived (i) in the case of a waiver by the Rightholders, by a written instrument signed on behalf of the Representative by any Representative Contact Person; (ii) in the case of a waiver by any other parties, by an written instrument signed by all such parties waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The Representative shall not be liable for any error of judgment or any action taken, suffered or omitted to be taken under this Agreement except in the case of its gross negligence, bad faith or willful misconduct. The Representative may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it under this Agreement in good faith and in accordance with the opinion of such counsel.

         7.6 This Agreement may not be assigned by any party without the prior written consent of the other parties except in connection with a transfer of Restricted Securities in accordance with this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted transferees from and after the date hereof.

         7.7 Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

         7.8 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE (WITHOUT REGARD TO THE CONFLICTS OF LAWS, PRINCIPLES OF SUCH STATE).

         7.9 Each party to this Agreement agrees that all disputes between them arising out of or relating to the relationship established between them in connection with this Agreement, whether arising in contract, tort, equity, or otherwise, shall be resolved only by federal courts located in New York, New York, to the extent such courts have jurisdiction. Each of the parties waives any objection that each may have (including, without limitation, any objection to the laying of venue or based on forum non conveniens) to the location of the court in which any proceeding is commenced in accordance with this paragraph. Each party waives personal service of any process upon him or it and irrevocably consents to service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage pre-paid, to such persons address specified in this Agreement or such other address designated by such person in accordance with the terms of this Agreement.

         7.10 No partner or member in a Shareholder or the Representative shall have any individual or personal liability on account of this Agreement, and no officer, director, member, shareholder or partner of any such partner or member shall have any individual or personal liability on account of this Agreement unless, in either case, such Person has executed a Deed of Adherence. For the avoidance of doubt, no negative or deficit capital accounts shall be considered to be assets of a Shareholder or other Person, and no obligation of a partner or member to contribute capital or make loans shall be considered such an asset.

         Section 7.11 It is agreed that nothing contained in this Agreement is binding upon the GECC or its successors and assigns, as secured parties under the GECC Pledge Agreement, or upon any Person who acquires Restricted Securities pursuant to the exercise of the foreclosure, other realization or sale rights and remedies under the GECC Pledge Agreement, the GECC Credit Agreement (as defined in the Shareholder Agreement) or applicable law unless GECC or such Person (as the case may be) has executed a Deed of Adherence (it being understood neither GECC nor such Person is obligated under this Agreement to execute such a Deed of Adherence with respect to such Restricted Securities). In the event of any conflict under this Agreement, the provisions of this Section
7.11 shall control.

         7.12 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                    SOFI-IV SMT HOLDINGS, L.L.C.


                                    By:    Starwood Opportunity Fund IV, L.P.
                                           (Managing Member)

                                    By:    SOFI IV Management, L.L.C.
                                           (General Partner)

                                    By:    Starwood Capital Group, L.L.C.
                                           (Managing Member)

                                    By:  /S/   JEROME C. SILVEY
                                       ----------------------------------
                                       Name:   Jerome C. Silvey
                                       Title:  Senior Vice President

                              GREENHILL & CO., LLC


                              By: /S/  SCOTT L. BOK
                                  Name: Scott L. Bok
                                  Title: Managing Director

Accepted and agreed
as to Section 4.3:

STARWOOD FINANCIAL TRUST


By: /S/    SPENCER HABER
    -------------------------
    Name:  Spencer Haber
    Title: Chief Financial Officer

                                    Exhibit 1
                                    ---------

                                DEED OF ADHERENCE
                                -----------------


THIS DEED OF ADHERENCE is made the __________ day of  _________

AMONG:

(#)      [The Persons then party to the Agreement]; and

(#)      [Name of New Shareholder] (the "New Shareholder").

WHEREAS:

(A) On the ___ day of June 1999, the Original Shareholder and the Representative entered into a Lock-up Agreement (the "Agreement") to which a form of this Deed is attached as Exhibit 1.

(B) The New Shareholder wishes to [have transferred to him/her/it] [______] shares of [designate security to be transferred] (the "Shares"), from [name of Old Shareholder] (the "Old Shareholder") and in accordance with Section 2.3 of the Agreement or as a Permitted Transferee has agreed to enter into this Deed.

NOW THIS DEED WITNESSES as follows:

1.       Interpretation.

         In this Deed, except as the context may otherwise require, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.       Covenant.

         The New Shareholder hereby covenants with and to the Rightholders and the other Shareholders, to adhere to and be bound by all the duties, burdens and obligations of a Shareholder under the Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

3.       Enforceability.

         Each other Shareholder and the Rightholders shall be entitled to enforce the Agreement against the New Shareholder, and the New Shareholder shall be entitled to all rights and benefits of the Old Shareholder (other than those that are non-assignable) under the Agreement in each case as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

4.       Representations and Warranties.

         The New Shareholder represents and warrants as of the date hereof that:
         (i) the New Shareholder has all requisite power and authority to enter into this Deed and the Agreement, and the consummation of all transactions contemplated by this Deed and the Agreement have been duly authorized by all necessary action on its part; (ii) this Deed has been duly executed and delivered by the New Shareholder, and this Deed and the Agreement constitute the valid and binding agreements of it and are enforceable against it in accordance with their terms; and (iii) the execution, delivery of this Deed and performance of this Deed and the Agreement by the New Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound.

5.       Notices.

         All notices to the New Shareholder under Section 7.1 of the Agreement shall be delivered to:

         [Contact Information]

6.       Governing Law.

         THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

         IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                   [Appropriate Signature Block]

                                  Schedule 6.4
                                  ------------

                                  Schedule 6.6
                                  ------------

                                   Schedule A
                                   ----------

The Representative Contact Persons shall be:

1.  Mr. Robert F. Greenhill
2.  Mr. Scott L. Bok

                                                                       EXHIBIT 6
                                                                       ---------
                                LOCK-UP AGREEMENT

         LOCK-UP AGREEMENT (this "Agreement"), dated as of June 15, 1999, between Starwood Mezzanine Investors, L.P., a Delaware limited partnership (the "Original Shareholder"), and Greenhill & Co., LLC, a New York limited liability company (the "Representative").

                                    RECITALS

         A. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 15, 1999, by and among Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), ST Merger Sub, Inc., a Maryland corporation ("Starwood Sub"), and TriNet Corporate Realty Trust, Inc., a Maryland corporation ("TriNet"), Starwood, Starwood Sub and TriNet have agreed, among other things, to enter into a transaction (the "Merger") in which, subject to the terms and conditions of the Merger Agreement, Starwood Sub will merge with and into TriNet, with TriNet being the surviving corporation.

         B. Pursuant to an Agreement and Plan of Merger (the "Incorporation Merger Agreement"), dated as of June ___, 1999, by and between Starwood and Starwood Financial, Inc., a newly-formed Maryland corporation ("New Starwood"), Starwood intends to merge with and into New Starwood (the "Incorporation Merger"), with New Starwood being the surviving corporation.

         C. The parties hereto wish to restrict the transfer of certain securities of Starwood and New Starwood that will be held by the Original Shareholder or certain successors in interest thereto.

         D. The continuing force and effect of this Agreement is a condition precedent to the consummation of the Merger by TriNet.

         In consideration of the foregoing and of the mutual covenants contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         Section 1. Certain Definitions. The following terms shall have the following meanings for purposes of this Agreement:

         "Affiliate" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreed Counsel" means a reputable law firm other than those retained by the parties to an Enforcement Action, which law firm is jointly selected by the attorneys representing such parties and agreed-upon by such parties.

         "Board of Directors" means, with respect to a Person, the board of directors, board of trustees, board of managers or similar body of such Person.

         "Change of Control" means that the common shareholders of the Company immediately prior to the consummation of a merger, consolidation, acquisition of assets or securities or a disposition of assets or securities (other than a public offering of common stock), own less than 50% of the equity of the surviving or successor entity resulting from such transaction.

         "Closing Date" shall have the meaning ascribed to it in the Merger Agreement.

         "Common   Stock"  means,   (i)  prior  to  the   consummation   of  the
Incorporation  Merger,   Starwood  Common  Stock  and  (ii)  subsequent  to  the
consummation of the Incorporation Merger, New Starwood Common Stock.

         "Company" means, prior to the consummation of the Incorporation Merger, Starwood and, subsequent to the consummation of the Incorporation Merger, New Starwood.

         "Deed of Adherence" means a Deed of Adherence to this Agreement substantially in the form of Exhibit 1 hereto.

         "Enforcement  Action" shall have the meaning  ascribed to it in Section
4.2 hereof.

         "Initial Holdings" shall have the meaning ascribed to it in Section 6.8 hereof.

         "New Starwood Common Stock" means the common stock, par value $0.001 per share, of New Starwood.

         "Permitted Foreclosure" means any foreclosure or other realization upon security upon the Restricted Securities permitted by Section 3.1(a) of the Shareholder Agreement.

         "Permitted Holders" means (i) with respect to a Person other than a natural person, all Affiliates of such Person and (ii) with respect to a Person who is a natural person, the spouse or any lineal descendant of such Person, a trust established for the benefit of any of the foregoing or any personal representative, estate or executor under any will of such Person or pursuant to the laws of intestate succession, that, in either case (i) or (ii), has executed a Deed of Adherence.

         "Permitted Liens" means any pledges of Restricted Securities permitted by Section 3.1(a) of the Shareholder Agreement.

         "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Pro Rata Share" means, (i) with respect to a Rightholder other than the Representative, the fraction, the numerator of which is the number of shares of Common Stock then owned as of record by such Rightholder and the denominator of which is the total number of shares of Common Stock then outstanding and (ii) with respect to the Representative, zero.

         "Public Offering" means a public offering of securities in which a Shareholder has the right to participate pursuant to Section 3 of the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 18, 1998 among Starwood Financial Trust, a California business trust (as predecessor in interest to Starwood), Starwood Mezzanine Investors, L.P., a Delaware limited partnership, SAHI Partners, a Delaware general partnership and SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company.

         "Rightholder" means each of (i) the Representative and (ii) each third-party beneficiary described in Section 7.2 hereof.

         "Representative Contact Persons" means those individuals listed on Schedule A hereto and any other employees or agents of the Representative appointed to be Representative Contact Persons by written notice provided to the Original Shareholder.

         "Restricted Security" means all Starwood Common Stock, New Starwood Common Stock and any other securities convertible into, exchangeable for or exercisable for, Starwood Common Stock or New Starwood Common Stock, in each case, that was received by the Original Shareholder in connection with the Merger but only for so long as such securities are subject to the transfer restrictions contained in Sections 2.1, 2.2, 2.3 and 2.4 hereof.

         "Shareholder"  means  each of the  Original  Shareholder  and any other
Persons who hold Restricted Securities and execute a Deed of Adherence in accordance with Section 2.6 hereof.

         "Shareholder Agreement" means the Shareholder Agreement, of even date herewith, among TriNet, SOFI-IV SMT Holdings, L.L.C., a Delaware limited liability company, and Starwood Mezzanine Investors, L.P., a Delaware limited partnership.

         "Stock Dividend" shall have the meaning ascribed to it in the Merger Agreement.

         "Starwood Common Stock" means the Class A shares of beneficial interest, par value $1.00 per share, and the Class B shares of beneficial interest, par value $0.01 per share, of Starwood.

         "Six-Month  Anniversary"  shall  have  the  meaning  ascribed  to it in
Section 2.1 hereof.

         "Six-Month Holdings" means the number of shares of Common Stock represented by all Restricted Securities owned as of record by all Shareholders on the Six-Month Anniversary.

         "Warranted" means, with respect to an Enforcement Action, that such Enforcement Action was based on the best knowledge, information and belief, formed after an inquiry reasonable under the circumstances, of the parties bringing such Enforcement Action that this Agreement has been breached and that such Enforcement Action was not presented for any improper purpose, such as to harass or to cause unnecessary delay or needless increase in litigation costs.

References in this Agreement to a "party" or "parties" are references to a party or parties (respectively) to this Agreement unless the context requires otherwise. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them by the Merger Agreement.

         Section 2. Transfer Restrictions. Except as provided in Section 3 hereof:

         2.1 During the period from the Closing Date until the date (the Six-Month Anniversary") falling six months after the Closing Date, the Shareholders shall not directly or indirectly sell, pledge, encumber, transfer, enter into any voting or similar agreement with respect to or otherwise dispose of (collectively, "Transfer") or enter into any agreement or series of agreements to Transfer any Restricted Securities other than to a Permitted Holder; provided, however, that during such six-month period, the Shareholders may Transfer to a party other than a Permitted Holder: (i) Restricted Securities representing, in the aggregate, no more than 5% of the Initial Holdings (the "Initial Exemption"); (ii) Restricted Securities representing, in the aggregate, up to 30% of the Initial Holdings in a transaction or series of transactions not consummated on any securities exchange, quotation system or other form of securities market (the "Off-Market Sale Exemption"); and (iii) Restricted Securities representing, in the aggregate, up to 20% of the Initial Holdings in a Public Offering in accordance with Section 3 of the Registration Rights Agreement (the "Public Offering Exemption"). All Restricted Securities sold under any one of (x) the Initial Exemption, (y) the Off-Market Sale Exemption and (z) the Public Offering Exemption shall count as Restricted Securities sold under the other two of the Initial Exemption, the Off-Market Sale Exemption and the Public Offering Exemption. For the avoidance of doubt, all Restricted Securities Transferred pursuant to the Initial Exemption, the Off-Market Sale Exemption or the Public Offering Exemption shall be deemed not to be Restricted Securities after such Transfer. For the avoidance of doubt, the term "Transfer" shall not include any conversion or exchange occurring by operation of law. If any Restricted Securities that are (a) registered under the Securities Act of 1933, as amended, or (b) entitled to registration rights exercisable prior to the Six-Month Anniversary, are Transferred to a purchaser by a Shareholder using the Off-Market Sale Exemption, such Transfer shall not be for the purpose of circumventing the restrictions set forth in this Section 2, and such Transfer shall not occur until such purchaser has signed a Deed of Adherence agreeing to abide by the terms and provisions of this Section 2.1.

         2.2 During the period from the day after the Six-Month Anniversary until the date falling 12 months after the Closing Date, the Shareholders shall not Transfer or enter into any agreement or series of agreements to Transfer, Restricted Securities representing, in the aggregate, more than one-third of the Six-Month Holdings to a party other than a Permitted Holder.

         2.3 During the period from the day after the Six-Month Anniversary until the date falling 18 months after the Closing Date, the Shareholders shall not Transfer or enter into any agreement or series of agreements to Transfer, Restricted Securities representing, in the aggregate, more than two-thirds of the Six-Month Holdings to a party other than a Permitted Holder.

         2.4 After the date falling 18 months and one day after the Closing Date, the Shareholders may Transfer 100% of the Six-Month Holdings to a party other than a Permitted Holder.

         2.5 For the avoidance of doubt, all Restricted Securities Transferred as permitted by Section 2.2, 2.3 or 2.4 hereof shall be deemed not to be Restricted Securities after such Transfer.

         2.6 No Shareholder shall adopt a plan for liquidation or dissolution of such Shareholder or make any distributions of the Restricted Securities to any Persons in respect of such Shareholder's capital stock or other ownership interests unless all Persons that will receive Restricted Securities in connection with such liquidation, dissolution or distribution have executed a Deed of Adherence.

         Section 3. Exceptions to Transfer Restrictions. The restrictions set forth in Section 2 hereof shall not apply to (i) a Transfer of Restricted Securities that is made by the Shareholder in response to a "tender offer" with respect to which the completion of such tender offer is conditioned upon such completion resulting in a Change of Control; (ii) a Transfer of Restricted Securities that is made to the Person (or any Affiliate of such Person) receiving control of the Company as a result of a Change of Control; (iii) a pledge of Restricted Securities that is made in order to establish a margin account at a reputable brokerage firm; (iv) a pledge of Restricted Securities to a lender in order to effect a bona-fide loan or financing transaction with such lender which transaction is not intended to circumvent the transfer restrictions of Section 2 hereof; (v) a Transfer of Restricted Securities to the lender or brokerage firm that is the pledgee with respect to a pledge described in clause
(iii) or (iv) above or to an Affiliate of such lender or such brokerage firm or to a purchaser in a foreclosure sale; (vi) a Transfer that occurs because of entry by the Shareholders into a voting agreement, proxy or other arrangement deemed reasonably necessary by the Board of Directors of the Company to effectuate a merger, consolidation, amalgamation or other business combination that has been approved by the Board of Directors of the Company; and (vii) the granting of a proxy with respect to any annual or special meeting of the shareholders of the Company. For the avoidance of doubt, all Restricted Securities Transferred pursuant to exceptions (i), (ii) or (v) listed in this
Section 3 shall no longer be deemed to be Restricted Securities subsequent to such Transfer.

         Section 4. Remedies.

         4.1 The parties declare and agree that it is impossible to measure in money the damages that would be suffered by a party by reason of the failure by any other party to perform any of its obligations under this Agreement. Therefore, if any party institutes any action or proceeding to enforce the provisions of this Agreement, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law and, consequently, the parties hereby agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

         4.2 If any Rightholder or group of Rightholders institutes any action or proceeding (an "Enforcement Action") to enforce the provisions of this Agreement against a Shareholder:

                  4.2.1 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was Warranted, each Rightholder bringing such Enforcement Action shall pay such Shareholder an amount equal to the product of (x) such Rightholder's Pro Rata Share times (y) the reasonable costs and expenses (including the fees and disbursements of attorneys other than

         Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among all parties to such Enforcement Action.

                  4.2.2 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was not Warranted, the Rightholders bringing such Enforcement Action (other than the Representative) shall pay such Shareholder an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among the Rightholders instituting such Enforcement Action.

                  4.2.3 If such Enforcement Action results in a court of competent jurisdiction entering a final judgment against such Shareholder, the Shareholder shall pay each Rightholder bringing such Enforcement Action an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys) of such Rightholder incurred in connection with the resolution of such Enforcement Action.

                  4.2.4 Otherwise, each party shall bear its own expenses incurred in connection with the resolution of Enforcement Actions.

         4.3 If any amount payable under Section 4.2 hereof is not paid in full by the party liable for such amount (the "Liable Party") within 30 calendar days after written notice requesting such payment is provided to the Liable Party by the party entitled to such amount (the "Entitled Party"), the Entitled Party may provide written notice to the Company of such failure to pay and the amount owed by the Liable Party. Upon receipt of such notice, the Company shall not make any distributions (whether cash or otherwise) to the Liable Party in respect of its equity interests in the Company and shall make such distributions to the Entitled Party until the amount of such distributions made to the Entitled Party equals the amount owed by the Liable Party.

         4.4 Any Rightholder (other than the Representative) bringing an Enforcement Action shall not hold fewer than 100 shares of Common Stock during the pendency of such Enforcement Action.

         Section 5. Term and Termination. Unless earlier terminated by a writing executed by all parties, this Agreement shall terminate on the date falling 24 months and one day after the Closing Date.

         Section 6. Representations and Warranties. The Original Shareholder represents and warrants that:

         6.1 As of the date hereof, the Original Shareholder has all requisite power and authority to enter into this Agreement, and the consummation of all transactions contemplated by this Agreement have been duly authorized by all necessary action on its part;

         6.2 As of the date hereof, this Agreement has been duly executed and delivered by the Original Shareholder and constitutes the valid and binding agreement of it and is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity;

         6.3 As of the date hereof, the execution, delivery and performance of this Agreement by the Original Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound;

         6.4 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will be the record holder and beneficial owner of the securities described on Schedule 6.4 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of both the Merger and the Incorporation Merger) other than Permitted Liens;

         6.5 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will own (either beneficially or of record) no Restricted Securities other than the securities described on Schedule
6.4 hereto (in each case, assuming the consummation of both the Merger and the Incorporation Merger), except for (i) Class B shares of beneficial interest of Starwood, par value $0.01 per share ("Class B Shares"), and (ii) Class A shares of beneficial interest of Starwood, par value $1.00 per share ("Class A Shares"), issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Foreclosure;

         6.6 The Original Shareholder is, as of the date hereof, and will be, on the Closing Date, the record holder and beneficial owner of the securities described on Schedule 6.6 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger but not the consummation of the Incorporation Merger), other than Permitted Liens;

         6.7 As of the date hereof, the Original Shareholder owns (either beneficially or of record), and will own (either beneficially or of record), on the Closing Date, no Restricted Securities other than the securities described on Schedule 6.6 hereto (in each case, assuming the consummation of the Merger but not the consummation of the Incorporation Merger), except for (i) Class B Shares and (ii) Class A Shares issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Foreclosure; and

         6.8 On the Closing Date, the Original Shareholder will own (either beneficially or of record) a number of shares of Common Stock other than Class B Shares (the "Initial Holdings") equal to 10,759,890 shares of Common Stock owned as of the date hereof plus additional Common Stock to be issued to it pursuant to the Stock Dividend.

         Section 7. Miscellaneous.

         7.1 Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered mail or overnight delivery service, in either case postage prepaid, or delivered by telecopy, facsimile or similar telecommunications equipment. Any such notice shall be deemed given when so delivered personally or, if sent by registered mail, five days after the date of deposit in the mails or, if sent by overnight delivery service, on the business day following deposit with such delivery service or, if delivered by telecopy, facsimile or similar telecommunications equipment, at the time of receipt thereof, as follows:

                           If to the Original Shareholder, to:

                           c/o Starwood Capital Group, L.L.C.
                           Three Pickwick Plaza, Suite 250
                           Greenwich, CT 06830
                           Attention:  Madison Grose
                           Telecopy:  (203) 861-2101

                           with copies to:

                           Katten, Muchin & Zavis
                           525 W. Monroe St. #1600
                           Chicago, IL 60661
                           Attention:  Nina Matis, Kenneth M. Jacobson
                           Telecopy:  (312) 902-1061

                           If to the Representative, to:

                           Greenhill & Co., LLC
                           31 West 52nd Street, 16th Floor
                           New York, NY 10019
                           Telecopy:  (212) 408-0660
                           All correspondence must be sent to the attention of a Representative Contact Person with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY 10022
                           Telecopy:  (212) 848-7179
                           Attention:  John A. Marzulli, Jr.

Any party may, by notice to the other parties, designate another address or person for receipt of notices hereunder. Any additional parties agreeing to be bound by the terms of this Agreement who execute a Deed of Adherence shall receive notices hereunder at the location specified in such Deed of Adherence.

         7.2 At any given time, all holders of Common Stock who then hold 100 or more shares of Common Stock are hereby acknowledged (as of such time) as intended third-party beneficiaries of this Agreement. The rights and privileges granted under this Agreement to the Rightholders shall inure to the benefit of such holders, and the provisions of this Agreement shall be binding upon any such holder who brings an Enforcement Action. Any waiver of a provision of this Agreement granted by the Representative pursuant to Section 7.5 hereof shall be binding upon and effective against all Rightholders.

         7.3 In the event any provision hereof is held void or unenforceable by any court, such provision shall be severable and shall not affect the remaining provisions hereof.

         7.4 This Agreement reflects the entire agreement among the parties and supersedes all prior agreements and communications, either oral or in writing, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, this provision shall not affect the validity of the Engagement Letter (the "Engagement Letter") between the Representative and TriNet, dated as of June __, 1999, and, in the event of any conflict between the terms and provisions of this Agreement and those of the Engagement Letter, the terms and provisions of the Engagement Letter shall prevail.

         7.5 This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived (i) in the case of a waiver by the Rightholders, by a written instrument signed on behalf of the Representative by any Representative Contact Person; (ii) in the case of a waiver by any other parties, by an written instrument signed by all such parties waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The Representative shall not be liable for any error of judgment or any action taken, suffered or omitted to be taken under this Agreement except in the case of its gross negligence, bad faith or willful misconduct. The Representative may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it under this Agreement in good faith and in accordance with the opinion of such counsel.

         7.6 This Agreement may not be assigned by any party without the prior written consent of the other parties except in connection with a transfer of Restricted Securities in accordance with this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted transferees from and after the date hereof.

         7.7 Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

         7.8 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE (WITHOUT REGARD TO THE CONFLICTS OF LAWS, PRINCIPLES OF SUCH STATE).

         7.9 Each party to this Agreement agrees that all disputes between them arising out of or relating to the relationship established between them in connection with this Agreement, whether arising in contract, tort, equity, or otherwise, shall be resolved only by federal courts located in New York, New York, to the extent such courts have jurisdiction. Each of the parties waives any objection that each may have (including, without limitation, any objection to the laying of venue or based on forum non conveniens) to the location of the court in which any proceeding is commenced in accordance with this paragraph. Each party waives personal service of any process upon him or it and irrevocably consents to service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage pre-paid, to such persons address specified in this Agreement or such other address designated by such person in accordance with the terms of this Agreement.

         7.10 No partner or member in a Shareholder or the Representative shall have any individual or personal liability on account of this Agreement, and no officer, director, member, shareholder or partner of any such partner or member shall have any individual or personal liability on account of this Agreement unless, in either case, such Person has executed a Deed of Adherence. For the avoidance of doubt, no negative or deficit capital accounts shall be considered to be assets of a Shareholder or other Person, and no obligation of a partner or member to contribute capital or make loans shall be considered such an asset.

         7.11 It is agreed that nothing contained in this Agreement is binding upon the GECC or its successors and assigns, as secured parties under the GECC Pledge Agreement, or upon any Person who acquires Restricted Securities pursuant to the exercise of the foreclosure, other realization or sale rights and remedies under the GECC Pledge Agreement, the GECC Credit Agreement (as defined in the Shareholder Agreement) or applicable law unless GECC or such Person (as the case may be) has executed a Deed of Adherence (it being understood neither GECC nor such Person is obligated under this Agreement to execute such a Deed of Adherence with respect to such Restricted Securities). In the event of any conflict under this Agreement, the provisions of this Section 7.11 shall control.

         7.12 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                    STARWOOD MEZZANINE INVESTORS, L.P.


                                    By:    Starwood Capital Group I, L.P.
                                           (Managing Member)

                                    By:    BSS Capital Partners, L.P.
                                           (General Partner)

                                    By:    Sternlicht Holdings II, Inc.
                                           (General Partner)

                                    By: /S/   JEROME C. SILVEY
                                       ----------------------------------
                                       Name:  Jerome C. Silvey
                                       Title: Vice President

                              GREENHILL & CO., LLC


                              By: /S/  SCOTT L. BOK
                                  Name: Scott L. Bok
                                  Title: Managing Director

Accepted and agreed
as to Section 4.3:

STARWOOD FINANCIAL TRUST


By: /S/      SPENCER HABER
    --------------------------------
     Name:   Spencer Haber
     Title:  Chief Financial Officer

                                    Exhibit 1
                                    ---------

                                DEED OF ADHERENCE
                                -----------------


THIS DEED OF ADHERENCE is made the __________ day of  _________

AMONG:

(#)      [The Persons then party to the Agreement]; and

(#)      [Name of New Shareholder] (the "New Shareholder").

WHEREAS:

(A) On the ___ day of June 1999, the Original Shareholder and the Representative entered into a Lock-up Agreement (the "Agreement") to which a form of this Deed is attached as Exhibit 1.

(B) The New Shareholder wishes to [have transferred to him/her/it] [______] shares of [designate security to be transferred] (the "Shares"), from [name of Old Shareholder] (the "Old Shareholder") and in accordance with Section 2.3 of the Agreement or as a Permitted Transferee has agreed to enter into this Deed.

NOW THIS DEED WITNESSES as follows:

1.       Interpretation.

         In this Deed, except as the context may otherwise require, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.       Covenant.

         The New Shareholder hereby covenants with and to the Rightholders and the other Shareholders, to adhere to and be bound by all the duties, burdens and obligations of a Shareholder under the Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

3.       Enforceability.

         Each other Shareholder and the Rightholders shall be entitled to enforce the Agreement against the New Shareholder, and the New Shareholder shall be entitled to all rights and benefits of the Old Shareholder (other than those that are non-assignable) under the Agreement in each case as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

4.       Representations and Warranties.

         The New Shareholder represents and warrants as of the date hereof that:
         (i) the New Shareholder has all requisite power and authority to enter into this Deed and the Agreement, and the consummation of all transactions contemplated by this Deed and the Agreement have been duly authorized by all necessary action on its part; (ii) this Deed has been duly executed and delivered by the New Shareholder, and this Deed and the Agreement constitute the valid and binding agreements of it and are enforceable against it in accordance with their terms; and (iii) the execution, delivery of this Deed and performance of this Deed and the Agreement by the New Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound.

5.       Notices.

         All notices to the New Shareholder under Section 7.1 of the Agreement shall be delivered to:

         [Contact Information]

6.       Governing Law.

         THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

         IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                   [Appropriate Signature Block]

                                  Schedule 6.4
                                  ------------

                                  Schedule 6.6
                                  ------------

                                   Schedule A
                                   ----------

The Representative Contact Persons shall be:

1.  Mr. Robert F. Greenhill
2.  Mr. Scott L. Bok

                                                                       EXHIBIT 7
                                                                       ---------

                                LOCK-UP AGREEMENT

         LOCK-UP AGREEMENT (this "Agreement"), dated as of June 15, 1999, between Starwood Capital Group, L.L.C., a Delaware limited liability company
(the "Original Shareholder"), and Greenhill & Co., LLC, a New York limited liability company (the "Representative").

                                    RECITALS

         A. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 15, 1999, by and among Starwood Financial Trust, a Maryland real estate investment trust ("Starwood"), ST Merger Sub, Inc., a Maryland corporation ("Starwood Sub"), and TriNet Corporate Realty Trust, Inc., a Maryland corporation ("TriNet"), Starwood, Starwood Sub and TriNet have agreed, among other things, to enter into a transaction (the "Merger") in which, subject to the terms and conditions of the Merger Agreement, Starwood Sub will merge with and into TriNet, with TriNet being the surviving corporation.

         B. Pursuant to an Agreement and Plan of Merger (the "Incorporation Merger Agreement"), dated as of June 15, 1999, by and between Starwood and Starwood Financial, Inc., a newly-formed Maryland corporation ("New Starwood"), Starwood intends to merge with and into New Starwood (the "Incorporation Merger").

         C. Immediately prior to the consummation of the Merger, pursuant to the Agreement and Plan of Merger and Contribution Agreement, dated as of June 15,
1999 (the "Advisor Transaction Agreement"), STW Holdings I, Inc., a Delaware corporation, intends, among other things, to merge with and into a subsidiary of New Starwood and Starwood Capital Group, a Connecticut limited liability company, will contribute interests in certain other companies to such subsidiary of New Starwood (the "Advisor Transaction"). Pursuant to the Advisor Transaction Agreement, upon the consummation of the Advisor Transaction, the Original Shareholder will receive Common Stock (as defined below). The parties hereto wish to restrict the transfer of such Common Stock.

         D. The continuing force and effect of this Agreement is a condition precedent to the consummation of the Merger by TriNet.

         In consideration of the foregoing and of the mutual covenants contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         Section 1. Definitions. The following terms shall have the following meanings for purposes of this Agreement:

         "Affiliate" means, with respect to a Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreed Counsel" means a reputable law firm other than those retained by the parties to an Enforcement Action, which law firm is jointly selected by the attorneys representing such parties and agreed-upon by such parties.

         "Board of Directors" means, with respect to a Person, the board of directors, board of trustees, board of managers or similar body of such Person.

         "Change of Control" means that the common shareholders of the Company immediately prior to the consummation of a merger, consolidation, acquisition of assets or securities or a disposition of assets or securities (other than a public offering of common stock), own less than 50% of the equity of the surviving or successor entity resulting from such transaction.

         "Closing Date" shall have the meaning ascribed to it in the Merger Agreement.

         "Common   Stock"  means,   (i)  prior  to  the   consummation   of  the
Incorporation  Merger,   Starwood  Common  Stock  and  (ii)  subsequent  to  the
consummation of the Incorporation Merger, New Starwood Common Stock.

         "Company" means, prior to the consummation of the Incorporation Merger, Starwood and, subsequent to the consummation of the Incorporation Merger, New Starwood.

         "Deed of Adherence" means a Deed of Adherence to this Agreement substantially in the form of Exhibit 1 hereto.

         "Enforcement  Action" shall have the meaning  ascribed to it in Section
4.2 hereof.

         "New Starwood Common Stock" means the common stock, par value $0.001 per share, of New Starwood.

         "Permitted Holders" means (i) with respect to a Person other than a natural person, all Affiliates of such Person and (ii) with respect to a Person who is a natural person, the spouse or any lineal descendant of such Person, a trust established for the benefit of any of the foregoing or any personal representative, estate or executor under any will of such Person or pursuant to the laws of intestate succession, that, in either case (i) or (ii), has executed a Deed of Adherence.

         "Permitted Transfer" means a Transfer permitted by Section 3 hereof.

         "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Pro Rata Share" means, (i) with respect to a Person other than the Representative, the fraction, the numerator of which is the number of shares of Common Stock then owned as of record by such Person and the denominator of which is the total number of shares of Common Stock then outstanding and (ii) with respect to the Representative, zero.

         "Rightholder" means each of (i) the Representative and (ii) each third-party beneficiary described in Section 7.2 hereof.

         "Representative Contact Persons" means those individuals listed on Schedule A hereto and any other employees or agents of the Representative appointed to be Representative Contact Persons by written notice provided to the Original Shareholder.

         "Restricted Security" means all Starwood Common Stock, New Starwood Common Stock and any other securities convertible into, exchangeable for or exercisable for, Starwood Common Stock or New Starwood Common Stock, in each case, that was received by the Original Shareholder in connection with the Advisor Transaction but only for so long as such securities are subject to the transfer restrictions contained in Section 2.1 and 2.2 hereof.

         "Shareholder"  means  each of the  Original  Shareholder  and any other
Persons who hold Restricted Securities and execute a Deed of Adherence in accordance with Section 2.2 hereof.

         "Starwood Common Stock" means the Class A shares of beneficial interest, par value $1.00 per share, and the Class B shares of beneficial interest, par value $0.01 per share, of Starwood.

         "Stock Dividend" shall have the meaning ascribed to it in the Merger Agreement.

         "Transfer" shall have the meaning ascribed to it in Section 2.1 hereof.

         "Warranted" means, with respect to an Enforcement Action, that such Enforcement Action was based on the best knowledge, information and belief, formed after an inquiry reasonable under the circumstances, of the parties bringing such Enforcement Action that this Agreement has been breached and that such Enforcement Action was not presented for any improper purpose, such as to harass or to cause unnecessary delay or needless increase in litigation costs.

References in this Agreement to a "party" or "parties" are references to a party or parties (respectively) to this Agreement unless the context requires otherwise. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them by the Merger Agreement.

         Section 2. Transfer Restrictions. Except as provided in Section 3 hereof:

         2.1 During the period from the date hereof until the date falling 12 months after the Closing Date, no Shareholder shall directly or indirectly sell, pledge, encumber, transfer, enter into any voting or similar agreement with respect to or otherwise dispose of (collectively, "Transfer") or enter into any agreement or series of agreements to Transfer, any Restricted Securities other than to a Permitted Holder. For the avoidance of doubt, the term "Transfer" shall not include any conversion or exchange occurring by operation of law.

         2.2 No Shareholder shall adopt a plan for liquidation or dissolution of such Shareholder or make any distributions of the Restricted Securities to any Persons in respect of such Shareholder's capital stock or other ownership interests unless all Persons that will receive Restricted Securities in connection with such liquidation, dissolution or distribution have executed a Deed of Adherence.

         Section 3. Exceptions to Transfer Restrictions. The restrictions set forth in Section 2 hereof shall not apply to (i) a Transfer of Restricted Securities that is made by the Shareholder in response to a "tender offer" with respect to which the completion of such tender offer is conditioned upon such completion resulting in a Change of Control; (ii) a Transfer of Restricted Securities that is made to the Person (or any Affiliate of such Person) receiving control of the Company as a result of a Change of Control; (iii) a pledge of Restricted Securities that is made in order to establish a margin account at a reputable brokerage firm; (iv) a pledge of Restricted Securities to a lender in order to effect a bona-fide loan or financing transaction with such lender which transaction is not intended to circumvent the transfer restrictions of Section 2 hereof; (v) a Transfer of Restricted Securities to the lender or brokerage firm that is the pledgee with respect to a pledge described in clause
(iii) or (iv) above, or to an Affiliate of such lender or such brokerage firm or to a purchaser in a foreclosure sale; and (vi) a Transfer that occurs because of entry by the Shareholders into a voting agreement, proxy or other arrangement deemed reasonably necessary by the Board of Directors of the Company to effectuate a merger, consolidation, amalgamation or other business combination that has been approved by the Board of Directors of the Company; and (vii) the granting of a proxy with respect to any annual or special meeting of the shareholders of the Company. For the avoidance of doubt, all Restricted Securities Transferred pursuant to exceptions
(i), (ii) and (v) listed in this Section 3 shall no longer be deemed to be Restricted Securities subsequent to such Transfer.

         Section 4. Remedies.

         4.1 The parties declare and agree that it is impossible to measure in money the damages that would be suffered by a party by reason of the failure by any other party to perform any of its obligations under this Agreement. Therefore, if any party institutes any action or proceeding to enforce the provisions of this Agreement, any party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other party has an adequate remedy at law and, consequently, the parties hereby agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

         4.2 If any Rightholder or group of Rightholders institutes any action or proceeding (an "Enforcement Action") to enforce the provisions of this Agreement against a Shareholder:

                  4.2.1 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was Warranted, each Rightholder bringing such Enforcement Action shall pay such Shareholder an amount equal to the product of (x) such Rightholder's Pro Rata Share times (y) the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among all parties to such Enforcement Action.

                  4.2.2 If (i) such Enforcement Action results in a court of competent jurisdiction entering a final judgment in favor of such Shareholder and (ii) Agreed Counsel determines that such Enforcement Action was not Warranted, the Rightholders bringing such Enforcement Action (other than the Representative) shall pay such Shareholder an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys other than Agreed Counsel) of such Shareholder incurred in connection with the resolution of such Enforcement Action, and the fees and disbursements of Agreed Counsel shall be borne equally among the Rightholders instituting such Enforcement Action.

                  4.2.3  If  such  Enforcement  Action  results  in a  court  of
         competent   jurisdiction   entering  a  final  judgment   against  such
         Shareholder, the

         Shareholder shall pay each Rightholder bringing such Enforcement Action an amount equal to the reasonable costs and expenses (including the fees and disbursements of attorneys) of such Rightholder incurred in connection with the resolution of such Enforcement Action.

                  4.2.4 Otherwise, each party shall bear its own expenses incurred in connection with the resolution of Enforcement Actions.

         4.3 If any amount payable under Section 4.2 hereof is not paid in full by the party liable for such amount (the "Liable Party") within 30 calendar days after written notice requesting such payment is provided to the Liable Party by the party entitled to such amount (the "Entitled Party"), the Entitled Party may provide written notice to the Company of such failure to pay and the amount owed by the Liable Party. Upon receipt of such notice, the Company shall not make any distributions (whether cash or otherwise) to the Liable Party in respect of its equity interests in the Company and shall make such distributions to the Entitled Party until the amount of such distributions made to the Entitled Party equals the amount owed by the Liable Party.

         4.4 Any Rightholder (other than the Representative) bringing an Enforcement Action shall not hold fewer than 100 shares of Common Stock during the pendency of such Enforcement Action.

         Section 5. Term and Termination. Unless earlier terminated by a writing executed by all parties, this Agreement shall terminate on the date falling 12 months and one day after the Closing Date.

         Section 6. Representations and Warranties. The Original Shareholder represents and warrants that:

         6.1 As of the date hereof, the Original Shareholder has all requisite power and authority to enter into this Agreement, and the consummation of all transactions contemplated by this Agreement have been duly authorized by all necessary action on its part;

         6.2 As of the date hereof, this Agreement has been duly executed and delivered by the Original Shareholder and constitutes the valid and binding agreement of it and is enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and general principles of equity;

         6.3 As of the date hereof, the execution, delivery and performance of this Agreement by the Original Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound;

         6.4 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will be the record holder and beneficial owner of the securities described on Schedule 6.4 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger, the Advisor Transaction and the Incorporation Merger), other than Permitted Transfers;

         6.5 Both upon consummation of the Incorporation Merger and on the Closing Date, the Original Shareholder will own (either beneficially or of record) no Restricted Securities other than the securities described on Schedule
6.4 hereto (in each case, assuming the consummation of the Merger, the Advisor Transaction and the Incorporation Merger) except for (i) Class B shares of beneficial interest of Starwood, par value $0.01 per share ("Class B Shares"), and (ii) Class A shares of beneficial interest of Starwood, par value $1.00 per share ("Class A Shares"), issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Transfer;

         6.6 The Original Shareholder will be, on both the date the Advisor Transaction is consummated and the Closing Date, the record holder and beneficial owner of the securities described on Schedule 6.6 hereto, free and clear of any and all liens, charges, encumbrances, pledges, voting agreements or other commitments of any kind (in each case, assuming the consummation of the Merger and the Advisor Transaction but not the consummation of the Incorporation Merger), other than Permitted Transfers; and

         6.7 As of the date hereof, the Original Shareholder owns (either beneficially or of record), and on the Closing Date, will own (either beneficially or of record), no Restricted Securities other than the securities described on Schedule 6.6 hereto (in each case, assuming the consummation of the Merger and the Advisor Transaction but not the consummation of the Incorporation Merger) except for (i) Class B Shares and (ii) Class A Shares issued to the Original Shareholder pursuant to the Stock Dividend; provided that between the date hereof and the Closing Date, Restricted Securities may be Transferred in a Permitted Transfer.

         Section 7. Miscellaneous.

         7.1 Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by registered mail or overnight delivery service, in either case postage prepaid, or delivered by telecopy, facsimile or similar telecommunications equipment. Any such notice shall be deemed given when so delivered personally or, if sent by registered mail, five days after the date of deposit in the mails or, if sent by overnight delivery service, on the business day following deposit with such delivery service or, if delivered by telecopy, facsimile or similar telecommunications equipment, at the time of receipt thereof, as follows:

                           If to the Original Shareholder, to:

                           Starwood Capital Group, L.L.C.
                           Three Pickwick Plaza, Suite 250
                           Greenwich, CT 06830
                           Attention:  Madison Grose
                           Telecopy:  (203) 861-2101

                           with copies to:

                           Katten, Muchin & Zavis
                           525 W. Monroe St. #1600
                           Chicago, IL 60661
                           Attention:  Nina Matis, Kenneth M. Jacobson
                           Telecopy:  (312) 902-1061

                           If to the Representative, to:

                           Greenhill & Co., LLC
                           31 West 52nd Street, 16th Floor
                           New York, NY 10019
                           Telecopy:  (212) 408-0660
                           All correspondence must be sent to the attention of a Representative Contact Person with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY 10022
                           Telecopy:  (212) 848-7179
                           Attention:  John A. Marzulli, Jr.

Any party may, by notice to the other parties, designate another address or person for receipt of notices hereunder. Any additional parties agreeing to be bound by the terms of this Agreement who execute a Deed of Adherence shall receive notices hereunder at the location specified in such Deed of Adherence.

         7.2 At any given time, all holders of Common Stock who then hold 100 or more shares of Common Stock are hereby acknowledged (as of such time) as intended third-party beneficiaries of this Agreement. The rights and privileges granted under this Agreement to the Rightholders shall inure to the benefit of such holders, and the provisions of this Agreement shall be binding upon any such holder who brings an Enforcement Action. Any waiver of a provision of this Agreement granted by the Representative pursuant to Section 7.5 hereof shall be binding upon and effective against all Rightholders.

         7.3 In the event any provision hereof is held void or unenforceable by any court, such provision shall be severable and shall not affect the remaining provisions hereof.

         7.4 This Agreement reflects the entire agreement among the parties and supersedes all prior agreements and communications, either oral or in writing, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, this provision shall not affect the validity of the Engagement Letter (the "Engagement Letter") between the Representative and TriNet, dated as of June 15, 1999, and, in the event of any conflict between the terms and provisions of this Agreement and those of the Engagement Letter, the terms and provisions of the Engagement Letter shall prevail.

         7.5 This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived (i) in the case of a waiver by the Rightholders, by a written instrument signed on behalf of the Representative by any Representative Contact Person; (ii) in the case of a waiver by any other parties, by an written instrument signed by all such parties waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The Representative shall not be liable for any error of judgment or any action taken, suffered or omitted to be taken under this Agreement except in the case of its gross negligence, bad faith or willful misconduct. The Representative may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it under this Agreement in good faith and in accordance with the opinion of such counsel.

         7.6 This Agreement may not be assigned by any party without the prior written consent of the other parties except in connection with a transfer of Restricted Securities in accordance with this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted transferees from and after the date hereof.

         7.7 Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

         7.8 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE (WITHOUT REGARD TO THE CONFLICTS OF LAWS, PRINCIPLES OF SUCH STATE).

         7.9 Each party to this Agreement agrees that all disputes between them arising out of or relating to the relationship established between them in connection with this Agreement, whether arising in contract, tort, equity, or otherwise, shall be resolved only by federal courts located in New York, New York, to the extent such courts have jurisdiction. Each of the parties waives any objection that each may have (including, without limitation, any objection to the laying of venue or based on forum non conveniens) to the location of the court in which any proceeding is commenced in accordance with this paragraph. Each party waives personal service of any process upon him or it and irrevocably consents to service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage pre-paid, to such persons address specified in this Agreement or such other address designated by such person in accordance with the terms of this Agreement.

         7.10 No partner or member in, a Shareholder or the Representative shall have any individual or personal liability on account of this Agreement, and no officer, director, member, shareholder or partner of any such partner or member shall have any individual or personal liability on account of this Agreement unless, in either case, such Person has executed a Deed of Adherence. For the avoidance of doubt, no negative or deficit capital accounts shall be considered to be assets of a Shareholder or other Person, and no obligation of a partner or member to contribute capital or make loans shall be considered such an asset.

         7.11 This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                              STARWOOD CAPITAL GROUP, L.L.C.


                              By: /S/   JEROME C. SILVEY
                                 ------------------------------
                                 Name:  Jerome C. Silvey
                                 Title: Senior Vice President

                              GREENHILL & CO., LLC


                              By: /S/    SCOTT L. BOK
                                 ---------------------------
                                  Name:  Scott L. Bok
                                  Title: Managing Director

Accepted and agreed
as to Section 4.3:

STARWOOD FINANCIAL TRUST


By:  /S/   SPENCER HABER
    -------------------------------
    Name:   Spencer Haber
    Title:  Chief Financial Officer

                                    Exhibit 1
                                    ---------
                                DEED OF ADHERENCE
                                -----------------

THIS DEED OF ADHERENCE is made the __________ day of  _________

AMONG:

(#)      [The Persons then party to the Agreement]; and

(#)      [Name of New Shareholder] (the "New Shareholder").

WHEREAS:

(A) On the 15th day of June 1999, the Original Shareholder and the Rightholders entered into a Lock-up Agreement (the "Agreement") to which a form of this Deed is attached as Exhibit 1.

(B) The New Shareholder wishes to [have transferred to him/her/it] [______] shares of [designate security to be transferred] (the "Shares"), from [name of Old Shareholder] (the "Old Shareholder") and in accordance with Section 2.3 of the Agreement or as a Permitted Transferee has agreed to enter into this Deed.

NOW THIS DEED WITNESSES as follows:

1.       Interpretation.

         In this Deed, except as the context may otherwise require, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.       Covenant.

         The New Shareholder hereby covenants with and to the Rightholders and the other Shareholders, to adhere to and be bound by all the duties, burdens and obligations of a Shareholder under the Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

3.       Enforceability.

         Each other Shareholder and the Rightholders shall be entitled to enforce the Agreement against the New Shareholder, and the New Shareholder shall be entitled to all rights and benefits of the Old Shareholder (other than those that are non-assignable) under the Agreement in each case as if the New Shareholder had been a Shareholder under the Agreement since the date thereof.

4.       Representations and Warranties.

         The New Shareholder represents and warrants as of the date hereof that:
         (i) the New Shareholder has all requisite power and authority to enter into this Deed and the Agreement, and the consummation of all transactions contemplated by this Deed and the Agreement have been duly authorized by all necessary action on its part; (ii) this Deed has been duly executed and delivered by the New Shareholder, and this Deed and the Agreement constitute the valid and binding agreements of it and are enforceable against it in accordance with their terms; and (iii) the execution, delivery of this Deed and performance of this Deed and the Agreement by the New Shareholder does not and will not violate or conflict with any organizational document, Law, contract, instrument or arrangement to which it is a party or by which it is bound.

5.       Notices.

         All notices to the New Shareholder under Section 7.1 of the Agreement shall be delivered to:

         [Contact Information]

6.       Governing Law.

         THIS DEED OF ADHERENCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

         IN WITNESS WHEREOF, this Deed of Adherence has been executed as a deed on the date first above written.

                                   [Appropriate Signature Block]

                                  Schedule 6.4
                                  ------------

                                  Schedule 6.6
                                  ------------

                                   Schedule A
                                   ----------

The Representative Contact Persons shall be:

1.  Mr. Robert F. Greenhill
2.  Mr. Scott L. Bok

                                                                  Exhibit 8
                                                                  ---------



                          AGREEMENT AND PLAN OF MERGER

                                       AND

                         INTEREST CONTRIBUTION AGREEMENT

                            Dated as of June 15, 1999

                                  by and among

                            STARWOOD FINANCIAL TRUST,

                              SA MERGER SUB, INC.,

                              STW HOLDINGS I, INC.,
                         the STOCKHOLDERS named herein,

                           STARWOOD CAPITAL GROUP, LLC

                      and, to the extent described herein,

                       TRINET CORPORATE REALTY TRUST, INC.



                                                TABLE OF CONTENTS



                                                                                                                   Page

ARTICLE I       THE ADVISOR MERGER AND THE CONTRIBUTION TRANSACTIONS............................................     2

Section 1.1.    The Advisor Merger..............................................................................     2
Section 1.2.    The Contribution Transactions...................................................................     2
Section 1.3.    Closing.........................................................................................     3
Section 1.4.    Effective Time..................................................................................     3
Section 1.5.    Charter and Bylaws..............................................................................     3
Section 1.6.    Directors.......................................................................................     3
Section 1.7.    Officers........................................................................................     3
Section 1.8.    Election Not to Proceed With Incorporation Merger...............................................     3

ARTICLE II      EFFECTS OF THE ADVISOR MERGER; EXCHANGE OF CERTIFICATES.........................................     4

Section 2.1.    Effect on Stock.................................................................................     4
(a)             Stock Owned by Advisor..........................................................................     4
(b)             Conversion of Advisor Stock Into New Starwood Common Stock......................................     4
(c)             Shares of New Starwood Sub Stock................................................................     4
Section 2.2.    Exchange of Certificates........................................................................     4
(a)             Exchange Agent..................................................................................     4
(b)             Starwood to Provide Merger Consideration........................................................     4
(c)             Exchange Procedure..............................................................................     5
(d)             Distributions with Respect to Unexchanged Shares................................................     5
(e)             No Further Ownership Rights in Advisor Common Stock.............................................     5
(f)             Unclaimed Merger Consideration..................................................................     6
(g)             No Fractional Shares............................................................................     6
(h)             Withholding.....................................................................................     6
(i)             No Dissenters' Rights...........................................................................     6

ARTICLE III     REPRESENTATIONS AND WARRANTIES..................................................................     7

Section 3.1.    Representations and Warranties of Advisor.......................................................     7
(a)             Organization, Standing and Corporate Power of the Advisor.......................................     7
(b)             Advisor Subsidiaries; Interests in Other Persons................................................     7
(c)             Capital Structure...............................................................................     8
(d)             Authority; Noncontravention; Consents...........................................................     8
(e)             Operations of Advisor and the Advisor Subsidiaries..............................................     9
(f)             Litigation......................................................................................     9
(g)             Taxes...........................................................................................     9
(h)             Absence of Changes in Benefit Plans; ERISA Compliance...........................................     10
(i)             No Loans or Payments to Employees, Officers or Directors........................................     11
(j)             Brokers; Schedule of Fees and Expenses..........................................................     11
(k)             Compliance with Laws............................................................................     11
(l)             Contracts; Debt Instruments, Liabilities........................................................     11
(m)             Title to Assets.................................................................................     11







(n)             Books and Records...............................................................................     12
(o)             State Takeover Statutes.........................................................................     12
(p)             Investment Company Act of 1940..................................................................     12
(q)             Proxy Statement and Registration Statement......................................................     12
(r)             Vote Required...................................................................................     12
(s)             Year 2000 Issues................................................................................     12
Section 3.2.    Representations and Warranties of Starwood and New Starwood Sub.................................     13
(a)             Organization, Standing and Corporate Power of Starwood..........................................     13
(b)             Authority; Noncontravention; Consents...........................................................     13
(c)             Opinion of Financial Advisor....................................................................     14
Section 3.3.    Representations and Warranties of SCG...........................................................     14
(a)             Organization, Standing and Power of SCG.........................................................     14
(b)             Authority; Noncontravention; Consents...........................................................     14
(c)             Title to Interests..............................................................................     15
(d)             Accredited Investor.............................................................................     15
(e)             Investment......................................................................................     15

ARTICLE IV      COVENANTS.......................................................................................     15

Section 4.1.    Conduct of Business by Advisor..................................................................     15
Section 4.2.    Other Actions...................................................................................     17

ARTICLE V       ADDITIONAL COVENANTS............................................................................     17

Section 5.1.    Preparation of the Registration Statement and the Proxy Statement;
                    Shareholders'...............................................................................     17
                Meetings; Consents..............................................................................     17
Section 5.2.    Commercially Reasonable Efforts; Notification...................................................     18
Section 5.3.    Affiliates......................................................................................     18
Section 5.4.    AMEX De-Listing; NYSE Listing...................................................................     19
Section 5.5.    Indemnification of Directors and Officers; Directors'
                    and Officers' Insurance.....................................................................     19
Section 5.6.    Indemnification Against Loss Due to Inaccuracies in Representations
                    and Warranties; Tax.........................................................................     20
                Indemnity.......................................................................................     20
Section 5.7.    Limit on Claims Regarding Representations and Warranties........................................     21

ARTICLE VI      CONDITIONS PRECEDENT............................................................................     22

Section 6.1.    Conditions to Each Party's Obligation to Effect the Merger and the
                    Contribution................................................................................     22
                Transactions....................................................................................     22
(a)             Shareholder Approvals...........................................................................     22
(b)             Listing of Shares...............................................................................     22
(c)             Registration Statement..........................................................................     22
(d)             No Injunctions or Restraints....................................................................     23
(e)             Incorporation Merger and Merger.................................................................     23
Section 6.2.    Conditions to Obligations of Starwood...........................................................     23
(a)             Representations and Warranties..................................................................     23
(b)             Performance of Obligations of Advisor...........................................................     23
(c)             Material Adverse Effect.........................................................................     23
(d)             Assignment of SFA II and SFA Interest...........................................................     23
Section 6.3.    Conditions to Obligation of Advisor and SCG.....................................................     23
(a)             Representations and Warranties..................................................................     23
(b)             Performance of Obligations of Starwood..........................................................     24
(c)             Material Adverse Effect.........................................................................     24
(d)             Consents........................................................................................     24

ARTICLE VII     TERMINATION, AMENDMENT AND WAIVER...............................................................     24

Section 7.1.    Termination.....................................................................................     24
Section 7.2.    Expenses........................................................................................     25
Section 7.3.    Effect of Termination...........................................................................     25
Section 7.4.    Amendment.......................................................................................     25
Section 7.5.    Extension; Waiver...............................................................................     25

ARTICLE VIII    GENERAL PROVISIONS..............................................................................     25

Section 8.1.    Survival........................................................................................     25







Section 8.2.    Notices.........................................................................................     25
Section 8.3.    Interpretation..................................................................................     27
Section 8.4.    Counterparts....................................................................................     27
Section 8.5.    Entire Agreement; No Third-Party Beneficiaries..................................................     27
Section 8.6.    GOVERNING LAW...................................................................................     27
Section 8.7.    Assignment......................................................................................     28
Section 8.8.    Enforcement.....................................................................................     28
Section 8.9.    Exhibits; Disclosure Letters....................................................................     28

ARTICLE IX      CERTAIN DEFINITIONS.............................................................................     28

Section 9.1.    Certain Definitions.............................................................................     28

                             INDEX OF DEFINED TERMS



                                                                     Page

1940 Act............................................................  12
Advisor.............................................................  1
Advisor Benefit Plan................................................  10
Advisor Common Stock................................................  1
Advisor Disclosure Letter...........................................  7
Advisor ERISA Affiliate.............................................  10
Advisor Information Technology......................................  13
Advisor Material Adverse Effect.....................................  7
Advisor Merger......................................................  1
Advisor Proposal....................................................  2
Advisor Shareholder Approvals.......................................  12
Advisor Subsidiary..................................................  28
affiliate...........................................................  28
Agreement...........................................................  1
AMEX................................................................  19
Board...............................................................  3
Certificate.........................................................  4
Closing.............................................................  3
Closing Date........................................................  3
Code................................................................  1
Contribution Consideration..........................................  2
Contribution Transactions...........................................  1
DGCL................................................................  2
Effective Time......................................................  3
Employee Plan.......................................................  28
ERISA...............................................................  10
Exchange Agent......................................................  4
Exchange Ratio......................................................  4
Fair Market Value...................................................  21
Fairness Opinion....................................................  2
Governmental Entity.................................................  9
Incorporation Merger................................................  1
Incorporation Merger Agreement......................................  1
Indemnified Liabilities.............................................  19
Indemnified Parties.................................................  19
Indemnifying Parties................................................  19
Knowledge...........................................................  28

Laws................................................................  9
Liens...............................................................  8
Losses..............................................................  20
Maximum Amount......................................................  21
Merger..............................................................  2
Merger Agreement....................................................  2
Merger Consideration................................................  4
New Starwood........................................................  1
New Starwood Common Stock...........................................  1
New Starwood Sub....................................................  1
NYSE................................................................  19
Person..............................................................  28
Proxy Statement.....................................................  17
Qualifying Income...................................................  22
Registration Statement..............................................  17
REIT................................................................  1
REIT Requirements...................................................  22
SCG.................................................................  1
SCG Material Adverse Effect.........................................  15
SFA II..............................................................  1
SFA II Interest.....................................................  2
SFA Interest........................................................  2
Special Committee...................................................  2
Starwood............................................................  1
Starwood Class A Common Shares......................................  3
Starwood Class B Common Shares......................................  1
Starwood Disclosure Letter..........................................  13
Starwood Indemnification Tax Opinion................................  22
Starwood Material Adverse Effect....................................  13
Starwood Shareholders Meeting.......................................  17
Starwood Sub........................................................  2
Starwood Subsidiary.................................................  29
Stockholders........................................................  1
Sub-Advisory Agreements.............................................  29
Subsidiary..........................................................  29
Surviving Corporation...............................................  1
Takeover Statute....................................................  18
Tax Damages.........................................................  21
Tax Return..........................................................  10
Taxes or Tax........................................................  10
Taxing Authority....................................................  9
TriNet..............................................................  1
Year 2000 Ready.....................................................  13



                         INDEX OF EXHIBITS AND SCHEDULES




Exhibit A    Form of Incorporation Merger Agreement
Exhibit B    Form of Merger Agreement
Exhibit C    Form of Articles of Incorporation of Surviving Corporation
Exhibit D    Form of Bylaws of Surviving Corporation
Exhibit E    Form of Affiliate Letter

Schedule A   Directors of Surviving Corporation
Schedule B   Officers of Surviving Corporation



                                    AGREEMENT

         AGREEMENT AND PLAN OF MERGER AND INTEREST CONTRIBUTION AGREEMENT ("Agreement"), dated as of June 15, 1999, by and among STARWOOD FINANCIAL TRUST, a Maryland real estate investment trust ("Starwood"), SA MERGER SUB, INC., a Delaware corporation ("New Starwood Sub"), STW HOLDINGS I, INC., a Delaware corporation ("Advisor"), STARWOOD CAPITAL GROUP, LLC, a Connecticut limited liability company ("SCG"), each of the individual stockholders named on the signature pages of this Agreement (the "Stockholders") and, to the extent described on the signature page hereto, TRINET CORPORATE REALTY TRUST, INC., a Maryland corporation ("TriNet").

                                    RECITALS

         A. The Boards of Trustees and Directors, as the case may be, of Starwood, New Starwood Sub and Advisor each have declared that it is advisable and in the best interest of their respective companies and shareholders that upon the terms and subject to the conditions set forth in this Agreement, New Starwood Sub will merge with and into Advisor, with Advisor being the surviving corporation (the "Surviving Corporation"), in a merger (the "Advisor Merger") in which each issued and outstanding share of common stock, no par value per share of Advisor (the "Advisor Common Stock"), will be converted into the Merger Consideration (as defined below).

         B. The parties hereto anticipate that the Advisor Merger will further certain of their business objectives including, without limitation, allowing Starwood to become an entirely self-administered and self-managed real estate investment trust.

         C. Concurrently with the consummation of the Advisor Merger, SCG will contribute its 0.1% managing member interest in each of Starwood Financial Advisors II, L.L.C., a Delaware limited liability company ("SFA II") and Starwood Financial Advisors, L.L.C., a Connecticut limited liability company ("SFA"), to Starwood in exchange for the Contribution Consideration (as defined below) (collectively, the "Contribution Transactions"). As a result of the Advisor Merger and the Contribution Transactions, Starwood will, directly and through its Subsidiaries, own 100% of the interests in SFA II and SFA.

         D. Prior to the consummation of the Advisor Merger and the Contribution Transactions, Starwood intends to merge with and into Starwood Financial, Inc., a newly formed Maryland corporation ("New Starwood"), for the purpose of changing Starwood's form from a Maryland real estate investment trust to a Maryland corporation (the "Incorporation Merger") all in accordance with the terms of the Agreement and Plan of Merger, dated the date hereof, between New Starwood and Starwood, a copy of which is attached as Exhibit A hereto (the "Incorporation Merger Agreement"). As part of the Incorporation Merger, the Class B shares of beneficial interest, par value $.01 per share, of Starwood ("Starwood Class B Common Shares") will be converted into shares of common stock, par value $.001 per share, of New Starwood ("New Starwood Common Stock") on the basis of 49 Starwood Class B Common Shares for one share of New Starwood Common Stock. Upon consummation of the Incorporation Merger, New Starwood will succeed to all of Starwood's rights, obligations and liabilities under this Agreement.

         E. The parties intend that for federal income tax purposes the Advisor Merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, following the Advisor Merger, New Starwood will continue to be subject to taxation as a real estate investment trust (a "REIT") within the meaning of the Code.

         F. The Special Committee (the "Special Committee") of the independent members of the Board of Trustees of Starwood has received a fairness opinion (the "Fairness Opinion") from Houlihan Lokey Howard & Zukin ("Houlihan") that the consideration to be paid to those shareholders of Starwood who hold ownership interests in the Advisor is fair from a financial point of view to the shareholders of Starwood who do not hold any ownership interests in the Advisor.

         G. The Special Committee has recommended the Advisor Merger and the Contribution Transactions to the Board of Trustees of Starwood and the Board of Trustees of Starwood has approved the proposal to approve the Advisor Merger and the Contribution Transactions (the "Advisor Proposal") and the related transactions and has resolved to recommend that the shareholders of Starwood approve the Advisor Proposal.

         H. The Board of Directors of Advisor has approved the Advisor Proposal and the related transactions and has resolved to recommend that the shareholders of Advisor approve the Advisor Proposal.

         I. Concurrently with the consummation of the Advisor Merger and the Contribution Transactions, TriNet will merge with and into Starwood Sub, Inc., a newly-formed Maryland corporation ("Starwood Sub"), (the "Merger"), all in accordance with the terms of the Agreement and Plan of Merger, dated the date hereof, by and among Starwood, Starwood Sub and TriNet, a copy of which is attached as Exhibit B hereto (the "Merger Agreement"). Upon consummation of the Merger, TriNet, as the surviving corporation, will be a wholly owned subsidiary of New Starwood.

         In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                    ARTICLE I

              THE ADVISOR MERGER AND THE CONTRIBUTION TRANSACTIONS

 Section 1.1.  The Advisor Merger.

         (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as hereinafter defined), New Starwood Sub shall be merged with and into Advisor in accordance with the Delaware General Corporation Law (the "DGCL"), whereupon the separate corporate existence of New Starwood Sub shall cease and Advisor shall continue as the Surviving Corporation.

         (b) The Advisor Merger shall have the effects set forth in the DGCL. Accordingly, from and after the Effective Time (as defined below), the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of New Starwood Sub and Advisor.

 Section 1.2.  The Contribution Transactions.

         (a) Upon the terms and subject to the conditions set forth in this Agreement, concurrently with the Effective Time, SCG shall contribute its 0.1% managing member interest in SFA II (the "SFA II Interest") and its 0.1% managing member interest in SFA (the "SFA Interest") to Starwood, in each case free and clear of all Liens, in exchange for an aggregate of 8,000 shares of New Starwood Common Stock (the "Contribution Consideration").

 Section 1.3. Closing. The closing of the Advisor Merger (the "Closing") will take place at 10:00 a.m. New York City time on the fifth business day after satisfaction or waiver of the conditions set forth in Article VI (the "Closing Date"), at the offices of Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, unless another date or place is agreed to in writing by the parties.

 Section 1.4.  Effective Time.

                  (i) On the Closing Date, the parties shall execute and file a Certificate of Merger or other appropriate documents in accordance with the DGCL, and shall make all other filings or recordings required with respect to the Advisor Merger under the DGCL. The Advisor Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time or times as may be agreed by Starwood, New Starwood Sub and Advisor and specified in the Certificate of Merger described in this Section 1.3 (the time the Advisor Merger becomes effective being the "Effective Time"), it being understood that the parties shall cause the Effective Time to occur as soon as practicable on or after the Closing Date.

                  (ii) On the Closing Date, SCG shall deliver to New Starwood customary written instruments of transfer to effect the contribution of the SFA Interest and the SFA II Interest to New Starwood and in exchange therefor, New

         Starwood shall deliver to SCG certificates representing shares of fully paid and non-assessable New Starwood Common Stock in an amount equal to the aggregate Contribution Consideration, in such denominations and in such names as SCG shall have advised Starwood in writing prior to the Closing Date.

     Section 1.5. Charter and Bylaws. Upon the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety to be as set forth in Exhibits C and D hereto, until further amended in accordance with applicable Delaware law.

     Section 1.6. Directors. Immediately following the Effective Time, the Board of Directors of the Surviving Corporation (the "Board") shall consist of the persons named on Schedule A hereto.

     Section 1.7. Officers. The executive officers of the Surviving Corporation immediately following the Effective Time shall include the persons named on Schedule B hereto, each of whom shall hold the position indicated on Schedule B hereto.

     Section 1.8. Election Not to Proceed With Incorporation Merger. Notwithstanding anything in this Agreement to the contrary, if after the date of this Agreement Starwood reasonably determines that the consummation of the Incorporation Merger would have an adverse impact on Starwood, Starwood may elect not to proceed with the Incorporation Merger and Starwood shall provide written notice to Advisor of any such determination. In such event, (i) all references in this Agreement to "New Starwood" shall be deemed to refer to and become references to Starwood and all references to shares of common stock of New Starwood shall be deemed to refer to and become references to common shares of beneficial interest of Starwood in each case mutatis mutandis and (ii) Starwood shall submit to its shareholders a proposal to amend its declaration of trust and bylaws in the manner provided by Maryland law substantially to conform such declaration of trust and bylaws, to the extent permitted by Maryland law governing Maryland real estate investment trusts, to the forms of charter and bylaws of New Starwood, respectively, set forth as Exhibits J and K to the Merger Agreement, including without limitation, to eliminate the Starwood Class B Common Shares and cause the conversion of all Starwood Class B Common Shares into Class A Common Shares of beneficial interest of Starwood, $1.00 par value per share, ("Starwood Class A Common Shares") on the basis of 49 Starwood Class B Common Shares for one Starwood Class A Common Share. Starwood and Advisor agree to cooperate and work together in good faith to amend and restate this Agreement to give effect to any determination made by Starwood in accordance with this Section 1.7.

                                   ARTICLE II

                         EFFECTS OF THE ADVISOR MERGER;
                            EXCHANGE OF CERTIFICATES

     Section 2.1.  Effect on Stock.

     (a) Stock Owned by Advisor. As of the Effective Time, any shares of capital stock that are owned by Advisor automatically shall be cancelled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

     (b) Conversion of Advisor Stock Into New Starwood Common Stock. At the Effective Time, except as provided in Section 2.1(a), each issued and outstanding share of Advisor Common Stock shall be converted by virtue of the Advisor Merger, automatically and without any action on the part of the holder thereof, into 2,661.3 (the "Exchange Ratio") fully paid and nonassessable shares of New Starwood Common Stock (the "Merger Consideration"). At the Effective Time, each holder of a certificate representing any shares of Advisor Common Stock (or affidavit of loss, in form and substance reasonably acceptable to New Starwood, in lieu thereof) (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.2(c), a certificate or certificates representing the shares of New Starwood Common Stock into which those shares are converted pursuant to this Section 2.1(b) and any cash in lieu of fractional shares of New Starwood Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate (the "Merger Consideration") and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d), in each case without interest and less any required withholding taxes. Notwithstanding the foregoing, the right of each Advisor shareholder to receive shares of New Starwood Common Stock under this Section 2.1 will be subject to the ownership limitations and other related provisions contained in New Starwood's charter and bylaws.

     (c) Shares of New Starwood Sub Stock. Upon the Effective Time, each share of stock of New Starwood Sub outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one share of validly issued, fully paid and nonassessable stock of the same class and designation.

     Section 2.2. Exchange of Certificates.

     (a) Exchange Agent. Prior to the Effective Time, Starwood shall appoint a bank or trust company that is reasonably acceptable to Advisor to act as exchange agent (the "Exchange Agent") for the exchange of certificates representing shares of stock of New Starwood for Certificates representing issued and outstanding shares of Advisor Common Stock.

     (b) Starwood to Provide Merger Consideration. Starwood shall provide, or cause to be provided, to the Exchange Agent on and after the Effective Time from time to time as required pursuant to Section 2.2(c) and 2.2(g), for the benefit of the holders of Advisor Common Stock certificates representing the shares of New Starwood Common Stock into which the issued and outstanding shares of Advisor Common Stock are converted pursuant to Section 2.1(b), together with the cash payable in respect of fractional shares pursuant to Section 2.2(g).

     (c) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates whose shares were converted into the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Starwood may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates, in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Starwood, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Advisor Common Stock which is not registered in the transfer records of Advisor, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment either shall pay any transfer or other taxes required by reason of such payment being made to a person other than the registered holder of such Certificate or establish to the satisfaction of Starwood that such tax or taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares theretofore represented by such Certificate shall have been converted pursuant to Section 2.1 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d). No interest will be paid or will accrue on the applicable Merger Consideration upon the surrender of any Certificate or on any amount payable pursuant to Section 2.2(d) or Section 2.2(g).

     (d) Distributions with Respect to Unexchanged Shares. All shares of New Starwood Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by New Starwood in respect of the New Starwood Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of New Starwood Common Stock issuable pursuant to this Agreement. Notwithstanding the foregoing, no dividends or other distributions with respect to New Starwood Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(g), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of such Certificate without interest, (A) at the time of such surrender, the amount of any cash payable in lieu of any fractional share of Advisor Common Stock to which such holder is entitled pursuant to Section 2.2(g) and (B) if such Certificate is exchangeable for one or more whole shares of New Starwood Common Stock, (x) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of New Starwood Common Stock, and (y) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of New Starwood Common Stock.

     (e) No Further Ownership Rights in Advisor Common Stock. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II (and any cash paid pursuant to Section 2.2(g)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Advisor Common Stock theretofore represented by such Certificate; subject, however, to the obligation of the Advisor to pay or make, without interest, any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or paid by Advisor on such shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and have not been paid or made prior to such surrender, and there shall be no further registration of transfers on the transfer books of the Advisor of the shares of Advisor Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are properly presented to New Starwood they shall be cancelled and exchanged as provided in this Article II.

     (f) Unclaimed Merger Consideration. Any portion of the Merger Consideration delivered to the Exchange Agent pursuant to this Agreement that remains unclaimed for 12 months after the Effective Time shall be redelivered by the Exchange Agent to New Starwood, upon demand, and any holders of Certificates who have not theretofore complied with Section 2.2(b) shall thereafter look only to New Starwood for delivery of the Merger Consideration, subject to applicable abandoned property, escheat and other similar laws. New Starwood shall have no liability to any holder of shares of Advisor Common Stock for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any Merger Consideration remaining unclaimed by any holder of shares of Advisor Common Stock on the day immediately prior to the time such amounts otherwise would escheat to or become the property of any governmental entity shall, to the extent permitted by law, become the property of New Starwood, free and clear of any claim or interest of any Persons previously entitled thereto.

     (g)  No Fractional Shares.

                  (i) No certificates or scrip representing fractional shares of New Starwood Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote, to receive dividends or to any other rights of a stockholder of New Starwood.

                  (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Advisor Common Stock who would otherwise have been entitled to receive a fraction of a share of New Starwood Common Stock (after taking into account all Certificates delivered by such holder) shall receive from the Exchange Agent upon surrender of such holder's Certificates in accordance with Section 2.1, a cash payment in lieu of such fractional shares of New Starwood Common Stock equal to the same fractional proportion of the arithmetic mean of the closing sales price per share of New Starwood Common Stock on the principal stock exchange on which the New Starwood Common Stock is then listed (less, if New Starwood Common Stock is trading cum dividend on any of those days, the amount of that dividend) on each of the three trading days immediately after the Closing Date.

     (h) Withholding. New Starwood or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Advisor Common Stock such amounts as New Starwood or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by New Starwood or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Advisor Common Stock in respect of which such deduction and withholding was made by New Starwood or the Exchange Agent.

     (i) No Dissenters' Rights. Each of the stockholders of Advisor has consented in writing to the Advisor Merger pursuant to Section 228 of the DGCL; therefore, no dissenters' or appraisal rights shall be available with respect to the Advisor Merger.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     Section 3.1. Representations and Warranties of Advisor. Except as set forth in the letter of even date herewith (with sections organized in accordance with Section 8.9) signed by the President or Chief Executive Officer and the Chief Financial Officer of Advisor and delivered to Starwood prior to the execution of this Agreement (the "Advisor Disclosure Letter"), (i) each of the Stockholders, severally and not jointly, represents and warrants, to Starwood and (ii) Advisor represents and warrants to Starwood, that:

     (a) Organization, Standing and Corporate Power of the Advisor. Advisor is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Advisor is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing of its properties or management of properties for others makes such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the business, properties, financial condition, results of operations or prospects of Advisor or the Advisor Subsidiaries, after giving effect to any indemnification to which the Advisor and the Advisor Subsidiaries may be entitled under the Advisory Agreement, as defined herein (an "Advisor Material Adverse Effect").

     (b)   Advisor Subsidiaries; Interests in Other Persons.

                  (i) SFA and SFA II are the only Advisor Subsidiaries. SFA is a limited liability company duly organized and validly existing under the laws of the State of Connecticut and SFA II is a limited liability company duly organized and validly existing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted. Each of SFA and SFA II is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing of its properties or management of properties for others makes such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, would not have an Advisor Material Adverse Effect.

                  (ii) Except for membership interests in SFA and SFA II and options issued under Starwood's 1996 Long Term Incentive Plan to purchase Class A shares of beneficial interest of Starwood, Advisor does not own, directly or indirectly (including through any Advisor Subsidiary), any capital stock or other equity interest, with a fair market value as of the date of this Agreement greater than $50,000 in any Person or which represents 5% or more of the outstanding voting power, capital stock or other ownership interest of any class in any Person. Neither Advisor nor any Advisor Subsidiary is in default of any provision of any documents governing or otherwise relating to its rights in any Advisor Subsidiary other than such defaults that would not, individually or in the aggregate, have an Advisor Material Adverse Effect. All such documents are set forth in
         Section 3.1(b)(ii) of the Advisor Disclosure Letter and are in full force and effect and true and correct copies of all such documents have been previously delivered or made available to Starwood.

                  (iii) Except as contemplated by this Agreement, there are no outstanding contractual obligations of Advisor or any Advisor Subsidiary to repurchase, redeem or otherwise acquire any shares of stock of Advisor or any capital stock, voting securities or other ownership interests in Advisor or any Advisor Subsidiary, and there are no outstanding contractual obligations of Advisor or any Advisor Subsidiary to make any investment of $50,000 or more (in the form of a loan, capital contribution or otherwise) in any Person (other than an Advisor Subsidiary).

     (c) Capital Structure. On the date hereof, Advisor owns a 99.9% membership interest in SFA II, and SFA II owns a 99.9% membership interest in SFA, in each case free and clear of all Liens. Upon consummation of the Contribution Transactions, the entire outstanding equity interests in SFA and SFA II will be owned beneficially and of record by Advisor and another Advisor Subsidiary. The authorized stock of Advisor consists of 1,500 shares of Advisor Common Stock, all of which are owned by the Stockholders. One thousand five hundred shares of Advisor Common Stock constitute all of the issued and outstanding capital stock of Advisor. There are no outstanding stock or equity appreciation rights relating to the capital stock or equity interests of Advisor or the Advisor Subsidiaries. All outstanding shares of Advisor Common Stock are duly authorized, validly issued, and nonassessable are not subject to any preemptive rights. All the outstanding membership interests of each of SFA and SFA II have been duly authorized, validly issued and are not subject to preemptive rights. Other than the SFA Interest, the SFA II Interest, the membership interests in SFA II owned by Advisor and the membership interests in SFA owned by SFA II, no other shares of Advisor Common Stock or other economic or voting membership interests in Advisor or any Advisor Subsidiary are issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of Advisor or any Advisor Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Advisor or members of any Advisor Subsidiary may vote. There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Advisor or any Advisor Subsidiary is a party or by which Advisor or any Advisor Subsidiary is bound, obligating Advisor or any Advisor Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sol, additional shares of capital stock, voting securities, membership interests or other ownership interests of Advisor or any Advisor Subsidiary or obligating Advisor or any Advisor Subsidiary to issue, grant extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of Advisor or any Advisor Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities, membership interests or other ownership interest in Advisor or any Advisor Subsidiary or make any material investment (in the form of a loan, capital contribution or otherwise) in any Person.

     (d) Authority; Noncontravention; Consents. Advisor has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and each other agreement contemplated by this Agreement to which Advisor is a party and the Contribution Transactions. The execution and delivery of this Agreement and any other agreement contemplated by this Agreement by Advisor and the consummation by Advisor of the transactions contemplated hereby and thereby to which Advisor is a party and the Contribution Transactions have been duly authorized by all necessary corporate action on the part of the Advisor. This Agreement has been duly executed and delivered by Advisor and constitutes the valid and binding obligation of Advisor enforceable against Advisor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. The execution and delivery  of this  Agreement  by  Advisor  does  not,  the  consummation  of the transactions contemplated hereby and the Contribution Transactions and compliance by Advisor with the provisions of this Agreement does not and will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, "Liens") upon any of the assets of Advisor or any Advisor Subsidiary under, (i) the charter or bylaws or other comparable organizational documents of Advisor or any Advisor Subsidiary, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license applicable to Advisor or any Advisor Subsidiary or either of their respective assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation (collectively, "Laws") applicable to Advisor or any Advisor Subsidiary, or either of their respective assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have an Advisor Material Adverse Effect or (y) materially delay or prevent the consummation of the
Advisor Merger. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency (a "Governmental Entity"), is required by or with respect to Advisor or any Advisor Subsidiary in connection with the execution and delivery of this Agreement or the other agreements contemplated by this Agreement by Advisor or the consummation by Advisor of any of the other transactions contemplated hereby and thereby or the Contribution Transactions, except for (i) the filing of the Certificate of Merger for the Advisor Merger with the Secretary of State of the State of Delaware, and (ii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth in Section 3.1(d) of the Advisor Disclosure Letter or
(A) as may be required under (x) federal, state, local or foreign environmental laws or (y) the "blue sky" laws of various states or (B) which, if not obtained or made, would not prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or the Contribution Transactions or otherwise prevent Advisor from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, an Advisor Material Adverse Effect.

     (e) Operations of Advisor and the Advisor Subsidiaries. Advisor was formed solely for the purpose of owning a membership interest in SFA II and has not engaged in any business activities or conducted any operations other than in conjunction with such ownership. SFA II was formed solely for the purpose of owning a membership interest in SFA and has not engaged in any business activities or conducted any operations other than in conjunction with such ownership. SFA was formed solely for the purpose of acting as the external advisor to Starwood pursuant to the Investment Advisory Agreement, dated as of March 13, 1998, between Starwood and SFA (the "Advisory Agreement") and has not engaged in any business activities or conducted any operations other than its capacity as the external advisor to Starwood.

     (f) Litigation. There is no suit, action or proceeding pending or, to the Knowledge of Advisor, threatened against or affecting Advisor or the Advisor
Subsidiaries that, individually or in the aggregate, would reasonably be expected to (i) have an Advisor Material Adverse Effect or (ii) prevent the consummation of any of the transactions contemplated herein, including, without limitation, the Contribution Transactions or the Merger, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Advisor or the Advisor Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

     (g) Taxes. Each of Advisor and each Advisor Subsidiary has timely filed all Tax Returns (as defined below) and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so). Each such Tax Return is true, correct and complete in all material respects. Each of Advisor and each Advisor Subsidiary has paid, within the time and manner prescribed by law, all Taxes (as defined herein) that are due and payable. The Tax Returns of Advisor and each Advisor Subsidiary have not been audited by any Governmental Entity responsible for tax matters (a "Taxing Authority"). Advisor, with the requisite consent of its stockholders, has validly and timely filed an election to be taxed as an S corporation for federal and applicable state tax purposes, which election was effective on January 1, 1999, and will continue to qualify as a S corporation through the Effective Time. Neither Advisor nor any Advisor Subsidiary will have any liability for any Taxes under Section 1374 of the Code in connection with the transactions contemplated by this Agreement. There are no Tax liens upon the assets of Advisor or any Advisor Subsidiary other than liens for Taxes not yet due. Since January 1, 1999, neither Advisor nor any Advisor Subsidiary has incurred any liability for federal taxes, other than withholding and employment taxes, under the Code. To the Knowledge of Advisor, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Advisor or any Advisor Subsidiary. No deficiencies for any Taxes have been proposed, asserted or assessed against Advisor or any Advisor Subsidiary, and no requests for waivers of the time to assess any such Taxes have been granted or are pending. As used in this Agreement, "Taxes" or "Tax" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment withholding, property, recording, stamp, sales, excise or other tax or governmental charges of any nature whatsoever, together with any penalties, interest or additions thereto and "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     (h)  Absence of Changes in Benefit Plans; ERISA Compliance.

                  (i) Section 3.1(h)(i) of the Advisor Disclosure Letter sets forth each Advisor Benefit Plan (as defined below) as in effect on the date hereof. For purposes of this Agreement, "Advisor Benefit Plan" shall mean any Employee Plan sponsored or maintained by Advisor or any Advisor ERISA Affiliate, or with respect to which Advisor or any Advisor ERISA Affiliate has any obligation to contribute, has liability under or is otherwise a party to, or which otherwise provides benefits for any current or former employees, officers, directors or other independent contractors (or their dependents and beneficiaries) of Advisor. For purposes of this Agreement, "Advisor ERISA Affiliate" means any entity required to be aggregated with Advisor under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                  (ii) Except as would not reasonably be expected to result in an Advisor Material Adverse Effect, (A) all Advisor Benefit Plans, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of ERISA, have been made available to Starwood and TriNet and are in compliance with the terms of such plan and all applicable requirements of law, including ERISA and the Code and, without limitation, the requirements of ERISA and all tax rules for which favorable tax treatment is intended, and (B) there are no liabilities or obligations with respect to any such Advisor Benefit Plan, whether accrued, contingent or otherwise (other than obligations by Advisor and the Advisor Subsidiaries to make contributions, and for such plan to pay benefits and administrative costs, incurred in the ordinary course), nor to the Knowledge of Advisor are any such liabilities or obligations expected to be incurred. The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or together with the occurrence of any additional or subsequent events) constitute an event under any Advisor Benefit Plan, policy, program, arrangement or agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or director, will not result in any "golden parachute payments" being due (as defined for purposes of Section 280G of the Code), or result in any breach or violation of, or a default under, any of the Advisor Benefit Plans. The only severance agreements or severance policies applicable to Advisor or the Advisor Subsidiaries are the agreements and policies specifically referred to in Section 3.1(h)(ii) of the Advisor Disclosure Letter.

                  (iii) Without limiting the foregoing, each Advisor Benefit Plan which is intended to be tax-qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and such determination has not been modified, revoked or limited, and no circumstances have occurred that would adversely affect the tax-qualified status of any such plan. No Advisor Benefit Plan is or has ever been subject to Part III of Subtitle B of Title I of ERISA or Title IV of ERISA or Section 412 of the Code. None of Advisor or any Advisor Subsidiary, or any "party in interest" (as defined in Section 3(14) of ERISA) or any "disqualified person" (as defined in Section 4975 of the Code) with respect to any Advisor Benefit Plan, has engaged in a non-exempt "prohibited transaction" within the meaning of Section 4975 of the Code or Section 406 of ERISA that would reasonably be expected to result in a an Advisor Material Adverse Effect. No Advisor Benefit Plan provides for health or life insurance for employees after termination of employment (except as required by law).

     (i) No Loans or Payments to Employees,  Officers or Directors.  There is no
(i) loan outstanding from or to any employee, officer or director of Advisor or an Advisor Subsidiary, (ii) employment, severance or consulting contract, policy, agreement, program or arrangement, (iii) agreements requiring payments to be made on a change of control or otherwise as a result of the consummation of the Advisor Merger or any of the other transactions contemplated by this Agreement with respect to any employee, officer or director of Advisor or any Advisor Subsidiary or (iv) any agreement to appoint or nominate any person as a director of Advisor or any Advisor Subsidiary.

     (j) Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Advisor Merger or based upon arrangements made by or on behalf of Advisor or any Advisor Subsidiary.

     (k) Compliance with Laws. Neither Advisor nor any Advisor Subsidiary has violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except for violations and failures to comply that would not, individually or in the aggregate, reasonably be expected to result in an Advisor Material Adverse Effect.

     (l)  Contracts; Debt Instruments, Liabilities.

                  (i) Neither Advisor nor any Advisor Subsidiary has any outstanding indebtedness and neither is a party to any loan or credit agreement, note, bond, mortgage or indenture, or any material lease, permit, concession, franchise or license, or any agreement to acquire real property, or any other material contract, agreement, arrangement or understanding, except for the Advisory Agreement and the Sub Advisory Agreements. None of Advisor and the Advisor Subsidiary has received written notice that it is in violation of or in default under, in any material respect (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under), any material loan or credit agreement, note, bond, mortgage or indenture or any material lease, permit, concession, franchise or license, or any material agreement to acquire real property, or any other material contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not individually or in the aggregate, result in an Advisor Material Adverse Effect.

                  (ii) Neither Advisor nor any Advisor Subsidiary has any liability (contingent or accrued, liquidated or unliquidated) except for liabilities (i) for which indemnification may be sought by the Advisor and the Advisor Subsidiaries pursuant to the Advisory Agreement or (ii) that would not result in an Advisor Material Adverse Effect.

     (m) Title to Assets. Advisor or an Advisor Subsidiary has good title to, or a valid leasehold interest in, the assets used by them in the operation of their business, free and clear of all Liens, except for non-material assets disposed of in the ordinary course of business. Advisor and the Advisor Subsidiaries do not own any real property.

     (n) Books and Records.

                  (i) The books of account and other financial records of Advisor and the Advisor Subsidiaries are in all material respects true, complete and correct, have been maintained in accordance with good business practices and were made available to Starwood and TriNet prior to the date of this Agreement.

                  (ii) Advisor has previously delivered or made available to Starwood and TriNet true and correct copies of the certificates of formation and limited liability company agreements of SFA and SFA II and the charter and bylaws of Advisor, each as amended to date. All such documents are listed in Section 3.1(n)(ii) of the Advisor Disclosure Letter.

                  (iii) The minute books and other records of corporate proceedings of Advisor and the Advisor Subsidiaries have been made available to Starwood and TriNet, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other action of the shareholders or member(s)of Advisor and the Advisor Subsidiaries.

                  (iv) The stock ledger of Advisor has been made available to Starwood and TriNet and accurately reflects the number of outstanding shares of capital stock of Advisor.

     (o) State Takeover Statutes. Advisor has taken all actions necessary, if any, to exempt the Advisor Merger, this Agreement or any of the transactions contemplated by this Agreement from the operation of any Takeover Statute (as defined below) of the State of Delaware.

     (p) Investment Company Act of 1940. None of Advisor and the Advisor Subsidiaries is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act") or under the Investment Advisors Act of 1940, as amended.

     (q) Proxy Statement and Registration Statement. The information furnished by Advisor for inclusion in the Registration Statement (as defined in Section 5.1) and any amendment or supplement thereto will not, as of the date the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information furnished by Advisor for inclusion in the Proxy Statement (as defined in Section 5.1) will not, on the date the Proxy Statement is first mailed or furnished to securityholders of TriNet or Starwood or on the respective meeting dates of TriNet or Starwood, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing,

Advisor makes no representation or warranty with respect to any information furnished by Starwood or TriNet for inclusion or incorporation by reference in any of the foregoing documents.

     (r) Vote Required. The affirmative vote or written consent of at least a majority of the outstanding shares of Advisor Common Stock is the only vote or consent of the holders of any series of Advisor's capital stock necessary (under applicable law or otherwise) to approve the Advisor Merger, this Agreement and the other transactions contemplated hereby (the "Advisor Shareholder Approval"). The Advisor Shareholder Approval has been obtained.

     (s) Year 2000 Issues.

                  (i) To the best Knowledge of Advisor, based on representations and warranties made by third parties and publicly available information, the software, hardware and equipment of Advisor and the Advisor Subsidiaries owned, leased or licensed by them and used in the conduct of its business (the "Advisor Information Technology") are or will be prior to December 31, 1999 Year 2000 ready.

                  (ii) "Year 2000 Ready" means that the software, hardware, equipment and systems will: (A) handle date information involving any and all dates before, during and/or after January 1, 2000, including accepting input, providing output and performing date calculations in whole or in part; (B) operate, accurately and without interruption on and in respect of any and all dates before, during and/or after January 1, 2000 and without any change in performance; and (C) store and provide properly-entered date input information without creating any ambiguity as to the century.

     Section 3.2. Representations and Warranties of Starwood and New Starwood Sub. Except as set forth in the letter of even date herewith (with section references organized in accordance with Section 8.9 signed by the President or Chief Executive Officer and the Chief Financial Officer of Starwood and delivered to the Advisor prior to the execution of this Agreement (the "Starwood Disclosure Letter"), each of Starwood and New Starwood Sub, jointly and severally represents and warrants to Advisor as follows:

     (a) Organization, Standing and Corporate Power of Starwood. Starwood is a real estate investment trust duly organized and validly existing under the laws of the State of Maryland. New Starwood Sub is a corporation duly organized and validly existing under the laws of the state of Delaware. Each of Starwood and New Starwood Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each of Starwood and New Starwood Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing of its properties or management of properties for others makes such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the business, properties, financial condition or results of operations or prospects of Starwood and the Starwood Subsidiaries, taken as a whole (a "Starwood Material Adverse Effect").

     (b) Authority; Noncontravention; Consents. Subject to receipt of the requisite approval of Starwood's shareholders, Starwood has the requisite corporate power and authority to enter into this Agreement, the Incorporation Merger Agreement and the Merger Agreement, to consummate the transactions contemplated by this Agreement, the Incorporation Merger Agreement and the Merger Agreement. New Starwood Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject to receipt of the requisite approval of Starwood's shareholders. The execution and delivery of this Agreement, the Incorporation Merger Agreement and the Merger Agreement by Starwood and the consummation by Starwood of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Starwood. The execution and delivery of this Agreement by New Starwood Sub and the consummation by New Starwood Sub of the transactions contemplated hereby have been duly authorized by all necessary action on the part of New Starwood Sub. This Agreement, the Incorporation Merger Agreement and the Merger Agreement have been duly executed and delivered by Starwood, and in the case of this Agreement, by New Starwood Sub, and constitute the valid and binding obligations of Starwood and New Starwood Sub, as applicable, and are enforceable against Starwood and New Starwood Sub, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. The execution and delivery of this Agreement, the Incorporation Merger Agreement and the Merger Agreement by Starwood does not, and the consummation of the transactions contemplated hereby and thereby and compliance by Starwood and New Starwood Sub, as applicable, and the execution and delivery of this Agreement by New

Starwood Sub do, with the provisions of this Agreemen, the Incorporation Merger Agreement and the Merger Agreement do not and will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Starwood or, any Starwood Subsidiary under, (i) the amended and restated declaration of trust or the amended and restated bylaws of Starwood or the comparable charter or organizational documents or partnership or similar agreement (as the case may
be) of any Starwood Subsidiary, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license applicable to Starwood or any Starwood Subsidiary or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws applicable to Starwood or any Starwood Subsidiary or their respective properties or assets, other than, in the case of clause (ii) or
(iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a Starwood Material Adverse Effect or (y) materially delay or prevent the consummation of the Advisor Merger, the Incorporation Merger and the Merger. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Starwood or, any Starwood Subsidiary in connection with the execution and delivery of this Agreement, the Incorporation Merger Agreement and the Merger Agreement by Starwood the consummation by Starwood and, the Starwood Subsidiaries of any of the transactions contemplated hereby and thereby, except for (i) the filing with the SEC of (x) the Proxy Statement and the Registration Statement and (y) such reports under Section 13 and Section 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such filings as may be required in connection with the payment of any Transfer and Gains Taxes, and (iv) the requisite approval of Starwood's shareholders or (A) as may be required under (x) federal, state or local environmental laws or (y) the "blue sky" laws of various states or (B) which, if not obtained or made, would not prevent or delay in any material respect the consummation of the Advisor Merger or any of the transactions contemplated by this Agreement or otherwise prevent Starwood from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, a Starwood Material Adverse Effect.

     (c) Opinion of Financial Advisor. The Special Committee has received the opinion of Houlihan, the Special Committee's financial advisor, satisfactory to the Special Committee, a written copy of which was, or upon receipt by the Special Committee will be, provided to TriNet, to the effect that, as of the date of such opinion, the consideration to be paid to those shareholders of Starwood who hold ownership interests in the Advisor is fair from a financial point of view to the Starwood shareholders who do not hold any ownership interests in the Advisor. It is agreed and understood that such opinion is for the benefit of the Special Committee and may not be relied upon by TriNet, Advisor or any of their affiliates.

     Section 3.3. Representations and Warranties of SCG. SCG represents and warrants to Starwood as follows:

     (a) Organization, Standing and Power of SCG. SCG is a limited liability company duly organized and validly existing under the laws of the State of Connecticut. SCG has the requisite power and authority to carry on its business as now being conducted.

     (b) Authority; Noncontravention; Consents. SCG has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by SCG and the consummation by SCG of the transactions contemplated hereby have been duly authorized by all necessary action on the part of SCG. This Agreement has been duly executed and delivered by SCG and constitutes the valid and binding obligation of SCG, enforceable against SCG in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. The execution and delivery of this Agreement by SCG does not, the consummation of the transactions contemplated hereby and compliance by SCG, with the provisions of this Agreement does not and will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of SCG under, (i) the amended and restated limited liability company agreement of SCG, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, contract, franchise or license applicable to SCG or its assets or (iii) any Laws applicable to SCG, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) reasonably be expected to result in a material adverse effect on the business, properties, financial condition or results of operations or prospects of SCG (an "SCG Material Adverse Effect") or (y) materially delay or prevent the consummation of the Contribution Transactions. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to SCG in connection with the execution and delivery of this Agreement by SCG or the consummation by SCG of any of the transactions contemplated hereby which, if not obtained or made, would prevent or delay in any material respect the consummation of the Contribution Transactions or any of the transactions contemplated by this Agreement or otherwise prevent SCG from performing its obligations under this Agreement in any material respect or reasonably be expected to result in, individually or in the aggregate, an SCG Material Adverse Effect.

     (c) Title to Interests. SCG is the sole beneficial and record owner of the SFA Interest and the SFA II Interest, free and clear of all Liens. The transfer and delivery of the SFA Interest and the SFA II Interest in the Contribution Transactions will, upon consummation of the Contribution Transactions, transfer good and marketable title thereto to New Starwood, free and clear of all Liens.

     (d) Accredited Investor. SCG is an "accredited investor" as such term is defined in Regulation D under the Securities Act of 1933, as amended.

     (e) Investment. SCG will be acquiring shares of New Starwood Common Stock for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended. SCG understands that the New Starwood Common Stock to be acquired by it in exchange for the SFA Interest and the SFA II Interest have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of SCG's representations as expressed herein.

                                   ARTICLE IV

                                    COVENANTS

     Section 4.1. Conduct of Business by Advisor. Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of
(i) the termination of this Agreement and (ii) the Effective Time, Advisor shall, and shall cause each Advisor Subsidiary to, carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact, in all material respects, its current business organization, goodwill and ongoing businesses. Without limiting the generality of the foregoing, the following additional restrictions shall apply: during the period from the date of this Agreement to the earlier of (i) the termination of this Agreement or (ii) the Effective Time, except as otherwise contemplated by this Agreement or as otherwise disclosed in Section 4.1 of the Advisor Disclosure Letter, Advisor shall not, and shall cause each Advisor Subsidiary not to:

     (a) (i) make any distributions of assets (other than cash) in respect of any of its stock;

     (b) issue, deliver, sell or grant any option or other right in respect of any shares of capital stock, any other voting or redeemable securities of it or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except as permitted under Section 4.1(e);

     (c) amend its charter or bylaws or certificate of formation or limited liability company agreement;

     (d) merge, consolidate or enter into any other business combination transaction with any Person;

     (e) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the equity securities or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association, business trust or other business organization or division thereof or interest therein or any assets; (ii) mortgage or otherwise encumber or subject to any Lien or sell, lease or otherwise dispose of any of its material properties or assets or assign or encumber the right to receive income, dividends, distributions and the like or agree to do any of the foregoing; or (iii) incur indebtedness for borrowed money or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of it, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, prepay or refinance any indebtedness or make any loans, advances or capital contributions to, or investments in, any other person;

     (f) make any election relating to Taxes;

     (g) (i) change in any material manner any of its methods, principles or practices of accounting in effect at the date of this Agreement, or (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ended December 31, 1997, except, in the case of clause (i), as may be required applicable Law or GAAP;

     (h) adopt any new employee benefit plan, incentive plan, severance plan, bonus plan, stock option or similar plan, grant new stock appreciation rights or amend any existing plan or rights, or enter into or amend any employment agreement or similar agreement or arrangement or, except in the ordinary course consistent with past practice, grant or become obligated to grant any increase in the compensation of officers or employees, except such changes as are required by law or which are not more favorable to participants than provisions currently in effect;

     (i) settle any shareholder derivative or class action claims arising out of or in connection with any of the transactions contemplated by this Agreement; and

     (j) enter into or amend or otherwise modify any of the material terms of any agreement or arrangement with persons that are affiliates or, as of the date hereof, are officers or directors of the Advisor or any Advisor Subsidiary without prior written notice to Starwood and the approval of a majority of the "disinterested" members of the Board of Directors of Advisor, on behalf of itself and as member of SFA.

     Section 4.2. Other Actions. Each of Advisor and Starwood shall use its commercially reasonable efforts not to, and shall use its commercially reasonable efforts to cause its respective subsidiaries not to take any action that would result in (i) any of the representations and warranties of such party (without giving effect to any "Knowledge" qualification) set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties (without giving effect to any "Knowledge" qualification) that are not so qualified becoming untrue in any material respect or (iii) any of the conditions' to the Advisor Merger set forth in Article VI not being satisfied.

                                    ARTICLE V

                              ADDITIONAL COVENANTS

     Section 5.1. Preparation of the Registration Statement and the Proxy Statement; Shareholders' Meetings; Consents.

     (a) As soon as practicable following the date of this Agreement, Starwood shall (i) prepare and file with the SEC a proxy statement under the Securities Exchange Act of 1934 soliciting the approval of the shareholders of Starwood of the Advisor Merger (the "Proxy Statement"), with appropriate requests for confidential treatment, and Starwood will provide on a supplemental basis to the SEC a registration statement on Form S-4 with regard to the shares of New Starwood Common Stock to be issued in the Advisor Merger (the "Registration Statement"), in which the Proxy Statement will be included as a prospectus. The Proxy Statement shall state that in the opinion of counsel (which shall be a reputable, national law firm), the Advisor Merger will (or will more likely than not) qualify as a tax-free reorganization under Section 368(a) of the Code. The Proxy Statement will also include solicitations by Starwood of approvals by Starwood's shareholders for the Merger and the Incorporation Merger, and the Registration Statement also will include the shares of capital stock of New
Starwood to be issued in the Merger. Starwood shall use its commercially reasonable efforts to (i) respond to any comments of the staff of the SEC and
(ii) have the Registration Statement declared effective under the Securities Act and the rules and regulations promulgated thereunder as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Advisor Merger. Starwood will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to Starwood's shareholders, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Starwood will notify Advisor promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and will supply Advisor with copies of all correspondence between such party or any of its representatives and the SEC with respect to the Registration Statement or the Proxy Statement. The Registration Statement and the Proxy Statement shall comply in all material respects with all applicable requirements of Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, Starwood shall promptly inform Advisor of such occurrences and cooperate in filing with the SEC and/or mailing to the shareholders of Starwood such amendment or supplement.

     (b) Starwood will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Starwood Shareholders Meeting") (but in no event shall such meeting be held sooner than 20 business days following the date the Proxy Statement is mailed to its shareholders), for the purpose of obtaining the Starwood Shareholder Approvals. Starwood covenants that Starwood will, through its Board of Trustees, recommend to its shareholders approval of the Advisor Merger, this Agreement, the Merger, the Merger Agreement, the Incorporation Merger and the Incorporation Merger Agreement and the transactions contemplated hereby and thereby and further covenants that the Proxy Statement will include such recommendation. Advisor shall furnish all information concerning Advisor Common Stock as may reasonably be requested in connection with any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of Advisor Common Stock pursuant to the Advisor Merger.

     Section 5.2. Commercially Reasonable Efforts; Notification.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of Starwood, the Stockholders, SCG and Advisor agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Advisor Merger, the Contribution Transactions and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties;
(iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Advisor Merger, the Contribution Transactions, the Merger, the Incorporation Merger or the consummation of the transactions contemplated by this Agreement, the Merger Agreement, the Incorporation Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by and to fully carry out the purposes of, this Agreement, the Merger Agreement and the Incorporation Merger Agreement. In connection with and without limiting the foregoing, Advisor, Starwood and their respective Boards of Directors or Trustees, as applicable, shall (x) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation (a "Takeover Statute") is or becomes applicable to the Advisor Merger or the Merger, and (y) if any Takeover Statute becomes applicable to the Advisor Merger, take all action necessary so that the Advisor Merger may be consummated as promptly as practicable on the terms contemplated by this

Agreement or the Merger Agreement, as applicable, or otherwise to minimize the effect of such Takeover Statute on the Advisor Merger and the Merger. From the date hereof through the Effective Time, Starwood shall timely file with the SEC all Starwood SEC Documents required to be so filed.

     (b) Advisor shall give prompt notice to Starwood,  and Starwood  shall give prompt notice to Advisor, if (i) any representation or warranty made by it contained in this Agreement, the Merger Agreement or the Incorporation Merger Agreement, that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, the Merger Agreement or the Incorporation Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     Section 5.3. Affiliates. Prior to the Closing Date, Advisor, Starwood and SCG shall exchange letters identifying all persons who are, at the time this Agreement is submitted to the shareholders of Starwood, their respective "affiliates" for purposes of Rule 145 under the Securities Act. The Advisor and Starwood shall use their respective commercially reasonable efforts to cause each of their respective affiliates to deliver on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit E hereto.

     Section 5.4. AMEX De-Listing; NYSE Listing. Starwood shall prepare and submit to the New York Stock Exchange, Inc. ("NYSE") a listing application covering the New Starwood Common Stock to be issued in the Advisor Merger and the Contribution Transactions, and shall use its commercially reasonable efforts to have the NYSE approve for listing, upon official notice of issuance, the New Starwood Common Stock. In the event that such securities are approved for listing on the NYSE, Starwood shall take such steps as are necessary to cause all Starwood securities listed on the American Stock Exchange ("AMEX") to be de-listed as of the Effective Time.

     Section 5.5. Indemnification of Directors and Officers; Directors' and Officers' Insurance.

     (a) (i) Advisor  shall,  and, from and after the Effective  Time,  Starwood
(collectively, the "Indemnifying Parties") shall, jointly and severally, indemnify, defend and hold harmless each Person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Advisor (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, with the approval of the Indemnifying Parties (which approval shall not be unreasonably withheld or delayed), or otherwise in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of Advisor at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated by this Agreement, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be (and Starwood will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law subject to the limitations set forth in Section 5.5(a)(iii)).

                  (ii) Any Indemnified Parties proposing to assert the right to be indemnified under this Section 5.5 shall, promptly after receipt of notice of commencement of any action against such Indemnified Parties in respect of which a claim is to be made under this Section 5.5 against Advisor and, from and after the Effective Time, Starwood, notify the Indemnifying Parties of the commencement of such action, enclosing a copy of all papers served; provided, that the failure to so notify shall not limit in any way or otherwise affect the obligations of the Indemnifying Parties except to the extent such failure to notify materially prejudices such party. If any such action is brought against any of the Indemnified Parties and such Indemnified Parties notify the Indemnifying Parties of its commencement, the Indemnifying Parties will be entitled to participate in and, to the extent that they elect by delivering written notice to such Indemnified Parties promptly after receiving notice of the commencement of the action from the Indemnified Parties, to assume the defense of the action and after notice from the Indemnifying Parties to the Indemnified Parties of their election to assume the defense, the Indemnifying Parties will not be liable to the Indemnified Parties for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the Indemnified Parties in connection with the defense. The Indemnifying Parties shall not settle any such action without the consent of the Indemnified Parties; provided, however, that such consent shall not be unreasonably withheld, it being understood that it shall not be deemed unreasonable to withhold such consent if the settlement includes any admission of wrongdoing or payment of any money by or on the part of the Indemnified Parties or any decree or restriction on the Indemnified Parties or their officers or directors; provided, further, that no Indemnifying Parties, in the defense of any such action shall, except with the consent of the Indemnified Parties, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Parties of a release from all liability with respect to such action. The Indemnified Parties will have the right to employ their own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such Indemnified Parties unless (i) the employment of counsel by the Indemnified Parties has been authorized in writing by the Indemnifying Parties, (ii) the Indemnified Parties have reasonably concluded (based on advice of counsel) that there may be legal defenses available to them that are different from or in addition to those available to the Indemnifying Parties, (iii) a conflict or potential conflict exists (based on advice of counsel to the Indemnified Parties) between the Indemnified Parties and the Indemnifying Parties (in which case the Indemnifying Parties will not have the right to direct the defense of such action on behalf of the Indemnified Parties) or (iv) the Indemnifying Parties have not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the Indemnifying Parties.

                  (iii) It is understood that the Indemnifying Parties shall not, in connection with any proceeding or related proceedings, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (and one local counsel in each jurisdiction in which such counsel is reasonably required) at any one time for all such Indemnified Parties unless (a) the employment of more than one counsel has been authorized in writing by the Indemnifying Parties, (b) any of the Indemnified Parties has reasonably concluded (based on advice of counsel) that there may be legal defenses available to them that are different from or in addition to those available to other Indemnified Parties or (c) a conflict or potential conflict exists (based on advice of counsel to the Indemnified Parties) between any of the Indemnified Parties and the other Indemnified Parties, in each case of which the Indemnifying Parties shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

                  (iv) The Indemnifying Parties will not be liable for any settlement of any action or claim effected without their written consent (which consent shall not be unreasonably withheld or delayed).

     (b) At or prior to the Effective Time, Starwood shall purchase directors' and officers' liability insurance "tail" policy coverage for Advisor's directors and executive officers for a period of six years which will provide the directors and officers with coverage on substantially similar terms as (but which shall be no less favorable than those) currently provided by Advisor to such directors and officers for claims based on activity prior to the Effective Time; provided, however, that Starwood shall have no obligation to pay aggregate premiums for such coverage in excess of $350,000.

     (c) The provisions of this Section 5.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Starwood and Advisor.

     Section  5.6.   Indemnification   Against  Loss  Due  to   Inaccuracies  in
Representations and Warranties; Tax Indemnity.

                  (i) Each of the Stockholders and SCG, severally and not jointly, indemnifies Starwood and New Starwood Sub against, and agrees to hold Starwood and New Starwood Sub harmless from, all losses, costs, damages, liabilities, claims, demands, judgments, settlements and expenses of any nature whatsoever, governmental or non-governmental (including, but not limited to, reasonable fees and expenses of counsel and expenses of investigation) (collectively, "Losses") incurred directly or indirectly because or resulting from or arising out of (i) the fact that any matter which is the subject of a representation or warranty contained in Section 3.1, in the case of the Stockholders, or
         Section 3.3, in the case of SCG, is not as represented or warranted, but only up to a Maximum Amount (as defined in Section 5.7(i)) or (ii) the failure of any Stockholder, SCG or Advisor to fulfill in any respect any of its obligations under this Agreement or under any document delivered in accordance with this Agreement which is required to be fulfilled before or after the Effective Time.

                  (ii) Starwood indemnifies the Stockholders and SCG against, and agrees to hold the Stockholders and SCG harmless from, all Losses incurred directly or indirectly because or resulting from or arising out of (i) the fact that any matter which is the subject of a representation or warranty contained in Section 3.2 is not as represented or warranted, but only up to a maximum amount equal to the Fair Market Value (as defined in Section 5.8(i)) of the sum of the Merger Consideration and the Contribution Consideration or (ii) the failure of Starwood to fulfill in any respect any of its obligations under this Agreement or under any document delivered in accordance with this Agreement which is required to be fulfilled before or after the Effective Time.

                  (iii) Each of the Stockholders, severally and not jointly, indemnifies Starwood and New Starwood Sub against, and agrees to hold Starwood and New Starwood Sub harmless from, any and all Taxes and other Losses ("Tax Damages") arising out of (i) the fact that, as a result of events occurring before or after the Effective Time, the Advisor Merger does not qualify as a tax-free reorganization under
         Section 368 of the Code, (ii) any other Taxes attributable to Advisor or which become payable solely on account of the Advisor Merger or
         (iii) any and all Taxes relating to Advisor or any Advisor Subsidiary in respect of any period (or portion thereof) that ends on or prior to the Closing Date or, if later, the date on which the Effective Time occurs. The indemnities provided for in this Section 5.6(iii) shall survive until 60 days after the end of the statute of limitations period applicable to the matters which are the subject of the indemnities.

     Section 5.7. Limit on Claims Regarding Representations and Warranties. (i) The maximum amount (the "Maximum Amount") for which each of the Stockholders and SCG shall be liable on account of all Losses for which indemnification may be sought is the fair market value of the Merger Consideration or the Contribution Consideration, as the case may be, received by the Stockholder or SCG, as the case may be, pursuant to this Agreement; provided, however, that notwithstanding anything to the contrary, indemnification made with respect to any matter which is the subject of a representation or warranty contained in Section 3.1(c) or
Section 3.3(c), shall not be subject to any limitations as to amount. The fair market value (the ("Fair Market Value") shall be determined based on the average of the closing prices of New Starwood Common Stock on the principal stock exchange on which it is listed for the five consecutive trading days beginning with the fourth trading day after the Effective Time or, if greater, the average closing prices of New Starwood Common Stock on such exchange for the five consecutive trading days on which the relevant payments in respect of such indemnification is made hereunder. All liabilities of the Stockholders and SCG pursuant to Sections 5.6 and 5.7 shall be satisfied exclusively by the Stockholder or SCG, as applicable, tendering shares of New Starwood Common Stock received by the Stockholder or SCG, as applicable, in the Advisor Merger or the Contribution Transactions, as applicable, to Starwood or New Starwood.

                  (ii) The indemnification in Sections 5.6(i) and (ii) will be the sole remedy because any matter which is the subject of a representation or warranty contained in Section 3.1, 3.2 or 3.3 is not as represented or warranted. Any claim for that indemnification pursuant to Section 5.6(i) or (ii) must be made not later than the one year anniversary of the Effective Time; provided that, any claim for indemnification made with respect to any matter which is the subject of a representation or warranty contained in Section 3.1(c) or 3.3(c), may be made at any time and any matter which is the subject of a representation or warranty contained in Section 3.1(g) may be made at any time prior to 60 days after the end of the statue of limitations period applicable to the matter which is the subject of the claim. Any claim for indemnification pursuant to Section 5.6(iii) must be made prior to 60 days after the end of the statute of limitations period applicable to the matter which is the subject of the claim. A claim must be made by a written notification to the party from which indemnification is sought which reasonably summarizes the nature of the claim and the facts on which it is based. None of the Stockholders, Advisor, SCG, Starwood or New Starwood will have any liability pursuant to Section 5.6 unless the claim is described in a notification given in substantial compliance with this Section.

                  (iii) Payment of any indemnification amounts shall be made as directed by Starwood promptly, but in no event later than two business days after the amount is due as provided herein. The indemnification amounts each year shall not exceed (A) the maximum amount that can be paid to Starwood for the taxable year without causing Starwood to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) and (3) of the Code ("Qualifying Income"), as determined by outside counsel or independent accountants to Starwood, and (B) in the event Starwood receives a letter from outside counsel (the "Starwood Indemnification Tax Opinion") indicating its opinion that the receipt by Starwood of the indemnification payments would constitute Qualifying Income as to Starwood with respect to Starwood's proportionate share thereof or would be excluded from Starwood's gross income for purposes of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements"), the amounts indicated in such letter. In the event that Starwood is not able to receive the full amount of the indemnification amounts the Stockholders shall place the unpaid amount in escrow and shall not release any portion thereof to Starwood unless and until Starwood receives any one or combination of the following: (i) a letter(s) from Starwood's outside counsel or independent accountants indicating the maximum amount that can be paid at that time to Starwood without causing Starwood to fail to meet the REIT Requirements for any relevant taxable year together with an IRS ruling or opinion of tax counsel to the effect that such payment would not be treated as included in income for any prior taxable year, in which event such maximum amount shall be paid to Starwood, or (ii) a tax opinion indicating that Starwood's receipt of the indemnification amounts would satisfy the REIT Requirements, in which event the Stockholders shall pay to Starwood the unpaid indemnification amount.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     Section 6.1. Conditions to Each Party's Obligation to Effect the Merger and the Contribution Transactions. The respective obligations of Advisor, Starwood and SCG to effect the Advisor Merger and the Contribution Transactions and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

     (a) Shareholder Approvals. The affirmative vote of at least a majority of the outstanding shares of Starwood Class A Common Stock and the Starwood Class B Common Stock, voting as one class, at the Starwood Shareholders meeting, or any adjournment thereof, to approve this Agreement and the Advisor Merger shall have been obtained.

     (b) Listing of Shares. The NYSE or the AMEX shall have approved for listing the New Starwood Common Stock to be issued in the Advisor Merger and the Contribution Transactions.

     (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

     (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Advisor Merger, the Contribution Transactions, the Merger, the Incorporation Merger or any of the other transactions or agreements contemplated by this Agreement shall be in effect.

     (e) Incorporation Merger and Merger. Unless Starwood shall have delivered the written notice to Advisor contemplated by Section 1.7, the Incorporation Merger shall have occurred in accordance with the Incorporation Merger Agreement. The Merger Agreement shall be in full force and effect and the Merger shall occur simultaneously with the Advisor Merger and the Contribution Transactions in accordance with the Merger Agreement.

     Section 6.2. Conditions to Obligations of Starwood. The obligation of Starwood to effect the Advisor Merger, the Contribution Transactions and the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are further subject to the following conditions, any one or more of which may be waived by Starwood:

     (a) Representations and Warranties. The representations and warranties of Advisor, the Stockholders and SCG (without giving effect to any "materiality," Material Adverse Effect" or similar qualification or limitation in any such representation or warranty) set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, other than the representations made in Section 3.1(c) which shall be true and correct in all respects, in each case as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and Starwood shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as such representations and warranties are so qualified) signed by the Chief Executive Officer and the Chief Financial Officer of each of Advisor and SCG to such effect.

     (b) Performance of Obligations of Advisor. Advisor and SCG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Starwood shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of each of Advisor and SCG to such effect.

     (c) Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance shall have arisen that, individually or taken together with all other facts, circumstances or events, is reasonably likely to have an Advisor Material Adverse Event. Starwood shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Advisor to the effect that there has been no such Advisor Material Adverse Effect.

     (d) Assignment of SFA II and SFA Interest. SCG shall have assigned its 0.1% managing member interest in each of SFA II and SFA to Advisor, free and clear of all Liens and, as a result of such assignments and the Advisor Merger, New Starwood will own, directly and through its Subsidiaries, 100% of the membership interests of SFA and SFA II.

     Section 6.3. Conditions to Obligation of Advisor and SCG. The obligations of Advisor to effect the Advisor Merger and of SCG to consummate the Contribution Transactions and to consummate the other transactions contemplated by this Agreement on the Closing Date is further subject to the following conditions, any one or more of which may be waived by Advisor:

     (a) Representations and Warranties. The representations and warranties of Starwood set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and Advisor shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as such representations and warranties are so qualified) signed on behalf of Starwood by the Chief Executive Officer and the Chief Financial Officer of Starwood to such effect.

     (b) Performance of Obligations of Starwood. Starwood shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Advisor shall have received a certificate signed on behalf of Starwood by the Chief Executive Officer and the Chief Financial Officer of Starwood to such effect; provided, however, that for purposes of this Section 6.3(b) and Section 7.1(b), the Proxy Statement requirement set forth in the second sentence of Section 5.1(a) shall be deemed not to be an obligation required to be performed by Starwood.

     (c) Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance shall have arisen that, individually or taken together with all other facts, circumstances or events, is reasonably likely to have a Material Adverse Effect. Starwood shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Starwood to the effect that there has been no such Starwood Material Adverse Effect.

     (d) Consents. All consents and waivers from third parties necessary in connection with the consummation of the transactions shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not result, individually or in the aggregate, a Starwood Material Adverse Effect.

                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER

     Section 7.1. Termination. This Agreement may be terminated at any time prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, whether before or after the requisite approval of Starwood's shareholders is obtained:

     (a) by mutual written consent duly authorized by the respective Board of Directors of Advisor, the Board of Directors of New Starwood Sub, the Board of Trustees of Starwood and the managers of SCG;

     (b) by Starwood, upon a breach of any representation, warranty, covenant or agreement on the part of Advisor set forth in this Agreement, or if any representation or warranty of the Advisor shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would be incapable of being satisfied by December 31, 1999 (as otherwise extended);

     (c) by Advisor or SCG, upon a breach of any representation, warranty, covenant or agreement on the part of Starwood set forth in this Agreement, or if any representation or warranty of Starwood shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would incapable of being satisfied by December 31, 1999 (as otherwise extended);

     (d) by Starwood, Advisor or SCG, if any judgment, injunction, order, decree or action by; any Governmental Entity of competent authority preventing the consummation of the Advisor Merger or the Contribution Transactions shall have become final and nonappealable;

     (e) by either Starwood, Advisor or SCG, if the Advisor Merger or the Contribution Transactions shall not have been consummated before December 31, 1999; provided, however, that a party that has materially breached a representation, warranty or covenant of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e); or

     (f) by Starwood, Advisor or SCG, if the requisite approval of Starwood's shareholders shall not have been obtained, as contemplated by Section 6.1.

     Section 7.2. Expenses. Except as otherwise specified in this Section 8.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Advisor Merger, the Contribution Transactions, and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

     Section 7.3. Effect of Termination. In the event of termination of this Agreement by Advisor, Starwood or SCG as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Starwood, Advisor or SCG, and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     Section 7.4. Amendment. Subject to the provisions of the Merger Agreement, this Agreement may be amended by the parties in writing by action of their respective Boards of Directors or Trustees or managers, as the case may be, at any time before or after any required shareholder approvals are obtained and prior to the acceptance of the Certificate of Merger for the Advisor Merger with the Secretary of State of the State of Delaware; provided, however, that, after any of the required shareholder approvals are obtained, no such amendment, modification or supplement shall alter the amount or change the form of the consideration to be delivered to Advisor's or Starwood's members/shareholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect Advisor's or Starwood's shareholders.

     Section 7.5. Extension; Waiver. At any time prior to the Effective Time, each of Advisor, Starwood and SCG may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     Section 8.1. Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time shall survive the consummation of the Advisor Merger and the Contribution Transactions.

     Section 8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

     (a) if to Starwood or New Starwood Sub, to

         Starwood

         1114 Avenue of the Americas
         27th Floor
         New York, New York 10036
         Attn: Spencer B. Haber and Nina Matis, Esq.
         Fax: (212) 930-9494

         with a copy to:

         Rogers & Wells LLP
         200 Park Avenue
         New York, NY 10166
         Attn:  John A. Healy, Esq.
         Fax:   (212) 878-8375

     (b) if to the Advisor, to

         STW Holdings I, Inc.
         (until June 28, 1999)
         Three Pickwick Plaza
         Suite 250
         Greenwich, Connecticut 06830

         (after June 28, 1999)
         591 West Putnam
         Greenwich, Connecticut 06830
         Attention: Madison Grose
         Fax: (203) 861-2101

     (c) if to the Stockholders, to

         Starwood Capital Group, LLC
         (until June 28, 1999)
         Three Pickwick Plaza
         Suite 250
         Greenwich, Connecticut 06830

         (after June 28, 1999)
         591 West Putnam
         Greenwich, Connecticut 06830
         Attention: Madison Grose, Esq.
         Fax: (203) 861-2101

     (d) if to SCG, to

         Starwood Capital Group, LLC
         (until June 28, 1999)

         Three Pickwick Plaza
         Suite 250
         Greenwich, Connecticut 06830

         (after June 28, 1999)
         591 West Putnam
         Greenwich, Connecticut 06830
         Attention: Madison Grose, Esq.
         Fax: (203) 861-2101

     (e) if to TriNet, to

         TriNet Corporate Realty Trust, Inc.
         One Embarcadero Center
         Suite 3150
         San Francisco, California 94111
         Attention: A. William Stein and Geoff Dugan, Esq.
         Fax: (415) 391-3092

     Section 8.3. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 8.5. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement, the Incorporation Merger Agreement and the other agreements entered into in connection with the transactions contemplated hereby and thereby constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. This Agreement, the Merger Agreement, the Incorporation Merger Agreement and the other agreements entered into in connection with the transactions contemplated hereby and thereby are not intended to confer upon any person other than the parties hereto any rights or remedies except that the agreements, covenants and representations and warranties of the parties hereto are intended to be for the benefit of, and shall be enforceable by, TriNet.

     Section 8.6. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE ADVISOR MERGER OR OTHER TRANSACTIONS CONTEMPLATED HEREBY ARE REQUIRED TO BE GOVERNED BY THE DGCL OR THE LAWS OF THE STATE OF DELAWARE.

     Section 8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     Section 8.8. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York or in any New York State court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of New York or any New York State court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

     Section 8.9. Exhibits; Disclosure Letters. All Exhibits referred to herein and in the Advisor Disclosure Letter and the Starwood Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement. All references herein to Articles, Sections, Exhibits and Disclosure Letters shall be deemed references to such parts of this Agreement, unless the context otherwise requires. Each exception to a representation or warranty of Starwood or the Advisor that is set forth in the applicable Starwood or Advisor Disclosure Letter is identified by reference to, or has been grouped under a heading referring to, a specific individual Section of this Agreement.

                                   ARTICLE IX

                               CERTAIN DEFINITIONS

     Section 9.1. Certain Definitions. For purposes of this Agreement:

     An "Advisor Subsidiary" means each Subsidiary of Advisor.

     An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

     "Employee Plan" means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based) leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement (including any collective bargaining agreement), practice, policy or arrangement of any kind, whether written or oral, and whether or not subject to ERISA, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

     "Knowledge" where used herein with respect to Advisor or any Advisor Subsidiary shall mean the knowledge, after due inquiry, of the persons named in
Section 10 of the Advisor Disclosure Letter and where used with respect to Starwood shall mean the actual knowledge of the persons named in Section 10 of the Starwood Disclosure Letter.

     "Law" means any statute, law, regulation or ordinance of any Government Entity applicable to Starwood or TriNet or any of their respective Subsidiaries.

     "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

     "Starwood Subsidiary" means each Subsidiary of Starwood.

     "Sub-Advisory Agreements" means the Investment Sub-Advisory Agreement made as of April 1, 1999 by and between SFA and New York Financial Advisors and the Investment Sub-Advisory Agreement made as of April 1, 1999 by and between SFA and Starwood Capital Operations, L.L.C.

     "Subsidiary" of any person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such person (either directly or through or together with another Subsidiary of such person) owns 50% or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.

     IN WITNESS WHEREOF, Starwood, New Starwood Sub, Advisor, TriNet and the Stockholders have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                            STARWOOD FINANCIAL TRUST


                            By: /s/    Spencer Haber
                                --------------------------------
                                Name:  Spencer Haber
                                Title: Chief Financial Officer


                            SA MERGER SUB, INC.


                            By:  /s/   Spencer Haber
                                --------------------------------
                                Name:  Spencer Haber
                                Title: Chief Financial Officer


                            STW HOLDINGS I, INC.


                            By:  /s/   Barry S. Sternlicht
                                --------------------------------
                                Name:  Barry S. Sternlicht
                                Title: Chief Executive Officer


                            STARWOOD CAPITAL GROUP, LLC


                            By:   /s/   Barry S. Sternlicht
                                --------------------------------
                                Name:   Barry S. Sternlicht
                                Title:  Chief Executive Officer




                            TRINET CORPORATE REALTY TRUST, INC. (solely in its capacity as an intended third party beneficiary of the designated representations, warranties and covenants in the Agreement)


                            By: /s/    Robert W. Holman, Jr.
                                --------------------------------
                                Name:  Robert W. Holman, Jr.
                                Title: Chairman and Chief Executive Officer


                            STOCKHOLDERS

                                    EXHIBIT A
                     FORM OF INCORPORATION MERGER AGREEMENT

                                    EXHIBIT B
                            FORM OF MERGER AGREEMENT

                                    EXHIBIT C
                        FORM OF ARTICLES OF INCORPORATION
                            OF SURVIVING CORPORATION

                                    EXHIBIT D
                     FORM OF BYLAWS OF SURVIVING CORPORATION

                                    EXHIBIT E
                            FORM OF AFFILIATE LETTER

                                   SCHEDULE A

                       DIRECTORS OF SURVIVING CORPORATION

Jay Sugarman
Spencer B. Haber
Madison F. Grose

                                   SCHEDULE B

                        OFFICERS OF SURVIVING CORPORATION




Jay Sugarman                       President
Spencer B. Haber                   Treasurer
Madison F. Grose                   Secretary